==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                     November                         2005
                         -----------------------------------       -----------
Commission File Number              000-51592
                         -----------------------------------

                                Shore Gold Inc.
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                (Translation of registrant's name into English)


      330, 224 - 4th Avenue South, Saskatoon, Saskatchewan, Canada S7K 5M5
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F                     Form 40-F      X
                       ----------------                ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                          No       X
                    ----------                    -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
--------
   1           Fort a la Corne Joint Venture Agreement

                                                                     DOCUMENT 1

THIS AGREEMENT made effective as of the 1st day of January A.D. 1995.



BETWEEN:

         CAMECO CORPORATION,
         a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan;
         (hereinafter called "CAMECO")
                                                            OF THE FIRST PART

         - and -

         URANERZ EXPLORATION AND MINING LIMITED, a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan; (hereinafter called "UEM")
                                                           OF THE SECOND PART

         - and -

         MONOPROS LIMITED,
         a corporation incorporated under the laws of Ontario and registered to carry on business in the Province of Saskatchewan;
         (hereinafter called "MONOPROS")
                                                           OF THE THIRD PART

         - and -

         KENSINGTON RESOURCES LTD.,
         a corporation incorporated under the laws of [British Columbia] and registered to carry on business in the Province of Saskatchewan;
         (hereinafter called "KENSINGTON")
                                                          OF THE FOURTH PART



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                    FORT A LA CORNE JOINT VENTURE AGREEMENT

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


                                                  TABLE OF CONTENTS

ARTICLE I GENERAL.................................................................................................2

   SECTION  1.01         DEFINITIONS..............................................................................2
   SECTION  1.02         CURRENCY.................................................................................7
   SECTION  1.03         HEADINGS.................................................................................8
   SECTION  1.04         EXPANDED MEANINGS........................................................................8
   SECTION  1.05         SCHEDULES................................................................................8
   SECTION  1.06         PREAMBLE.................................................................................8

ARTICLE II REPRESENTATIONS, WARRANTIES AND SURVIVAL...............................................................8

   SECTION  2.01         REPRESENTATIONS OF CAMECO................................................................8
   SECTION  2.02         REPRESENTATIONS OF UEM...................................................................9
   SECTION  2.03         REPRESENTATIONS OF MONOPROS..............................................................9
   SECTION  2.04         JOINT REPRESENTATIONS OF CAMECO, UEM AND MONOPROS........................................9
   SECTION  2.05         REPRESENTATIONS OF KENSINGTON............................................................9
   SECTION  2.06         SURVIVAL................................................................................10

ARTICLE III OBJECTIVES OF PARTIES................................................................................10

   SECTION  3.01         CONTINUATION OF JOINT VENTURE AND RELATIONSHIP OF PARTIES...............................10
   SECTION  3.02         1995 ANNUAL EXPLORATION PROGRAM.........................................................11
   SECTION  3.03         SUBSEQUENT PROGRAMS.....................................................................11
   SECTION  3.04         JOINT VENTURE PROPERTY..................................................................11
   SECTION  3.05         PARTICIPATING INTERESTS OF THE PARTIES..................................................11
   SECTION  3.06         ENCUMBRANCE ON JOINT VENTURE PROPERTY...................................................12
   SECTION  3.07         OBLIGATIONS OF THE PARTIES..............................................................13
   SECTION  3.08         MONOPROS SPECIAL FINANCIAL ARRANGEMENTS - FEASIBILITY AND DEVELOPMENT STAGES............14
   SECTION  3.09         KENSINGTON SPECIAL FINANCIAL ARRANGEMENTS - FEASIBILITY AND DEVELOPMENT STAGES..........16
   SECTION  3.10         MONOPROS AND KENSINGTON FUNDING CONCURRENTLY............................................18
   SECTION  3.11         UEM OPTIONS.............................................................................19

ARTICLE IV MANAGEMENT AND OPERATIONS OF THE JOINT VENTURE........................................................20

   SECTION  4.01         MANAGEMENT COMMITTEE AND PROCEDURES.....................................................20
   SECTION  4.02         DUTIES OF THE MANAGEMENT COMMITTEE......................................................22
   SECTION  4.03         COMMUNICATION BETWEEN MANAGEMENT COMMITTEE AND OPERATOR.................................23
   SECTION  4.04         DECISIONS REQUIRING UNANIMITY...........................................................23

ARTICLE V OPERATOR...............................................................................................23

   SECTION  5.01         APPOINTMENT OF THE OPERATOR.............................................................23
   SECTION  5.02         RESIGNATION OF OPERATOR.................................................................24
   SECTION  5.03         REPLACEMENT OF OPERATOR.................................................................24
   SECTION  5.04         PRIOR OBLIGATIONS.......................................................................26
   SECTION  5.05         TRANSFER OF PROPERTY....................................................................26


                                                        - 2 -

ARTICLE VI RESPONSIBILITIES AND INDEMNIFICATION OF THE OPERATOR..................................................26

   SECTION  6.01         RESPONSIBILITIES OF THE OPERATOR........................................................26
   SECTION  6.02         INDEMNIFICATION OF OPERATOR.............................................................31

ARTICLE VII EXPLORATION..........................................................................................31

   SECTION  7.01         ANNUAL EXPLORATION PROGRAMS.............................................................31
   SECTION  7.02         PARTICIPATING IN THE ANNUAL EXPLORATION PROGRAM.........................................32
   SECTION  7.03         EFFECT OF KENSINGTON PURCHASE AGREEMENT.................................................35

ARTICLE VIII PROJECT AREAS AND AREAS OF INTEREST.................................................................35

   SECTION  8.01         DIVISION OF PROPERTIES INTO PROJECT AREAS...............................................35
   SECTION  8.02         AREAS OF INTEREST.......................................................................36

ARTICLE IX ABANDONMENT OR SALE...................................................................................37

   SECTION  9.01         ABANDONMENT.............................................................................37
   SECTION  9.02         SALE RESTRICTED.........................................................................37

ARTICLE X TERMINATION OF INTEREST................................................................................38

   SECTION  10.01        OPTION TO QUIT..........................................................................38

ARTICLE XI DEVELOPMENT WORK......................................................................................39

   SECTION  11.01        INITIATION OF DEVELOPMENT WORK..........................................................39
   SECTION  11.02        COMMISSIONING OF FEASIBILITY STUDY......................................................39
   SECTION  11.03        CONSIDERATION OF FEASIBILITY STUDY......................................................40
   SECTION  11.04        ESTABLISHMENT OF AN APPROVED DEVELOPMENT PROGRAM........................................40
   SECTION  11.05        ANNUAL DEVELOPMENT PROGRAMS.............................................................42
   SECTION  11.06        CHANGES TO DEVELOPMENT PROGRAMS.........................................................42

ARTICLE XII PRODUCTION...........................................................................................43

   SECTION  12.01        PRODUCTION RATE.........................................................................43
   SECTION  12.02        ANNUAL PRODUCTION PROGRAMS..............................................................43
   SECTION  12.03        DISPOSAL OF PRODUCT.....................................................................43

ARTICLE XIII LIABILITY OF PARTIES................................................................................44

   SECTION  13.01        SEPARATE AND NOT JOINT..................................................................44
   SECTION  13.02        OWNERSHIP OF PROPERTY...................................................................44
   SECTION  13.03        EVENTS OF DEFAULT.......................................................................44
   SECTION  13.04        DEFAULT NOTICE..........................................................................45
   SECTION  13.05        SECURITY FOR PERFORMANCE................................................................46
   SECTION  13.06        REMEDIES ON DEFAULT.....................................................................46
   SECTION  13.07        FURTHER ASSURANCES......................................................................50
   SECTION  13.08        LIABILITY...............................................................................50
   SECTION  13.09        OTHER REMEDIES..........................................................................50

ARTICLE XIV TRANSFERS............................................................................................50

   SECTION  14.01        RIGHT OF REFUSAL ON TRANSFERS...........................................................50
   SECTION  14.02        EXEMPT TRANSFERS........................................................................52


                                                       - 3 -


   SECTION  14.03        SALE OF SHARES..........................................................................53
   SECTION  14.04        TRANSFER OF INTEREST IN THE PROPERTIES..................................................53
   SECTION  14.05        PARTITION...............................................................................54
   SECTION  14.06        MINIMUM INTEREST........................................................................54

ARTICLE XV TERM AND MODIFICATION.................................................................................54

   SECTION  15.01        TERMS OF THIS AGREEMENT.................................................................54
   SECTION  15.02        EFFECT OF TERMINATION...................................................................54
   SECTION  15.03        EFFECT ON 1989 AGREEMENT AND ON 1992 AGREEMENT..........................................54

ARTICLE XVI DISPUTE RESOLUTION...................................................................................55

   SECTION  16.01        SETTLEMENT OF DISPUTES..................................................................55
   SECTION  16.02        COST OF ARBITRATION.....................................................................55

ARTICLE XVII CONFIDENTIALITY.....................................................................................55

   SECTION  17.01        INFORMATION.............................................................................55
   SECTION  17.02        SURVIVAL................................................................................57

ARTICLE XVIII FORCE MAJEURE......................................................................................57

   SECTION  18.01        SUSPENSION OF OBLIGATIONS...............................................................57

ARTICLE XIX PATENTS AND KNOWHOW..................................................................................58

   SECTION  19.01        OWNERSHIP OF DISCOVERIES................................................................58
   SECTION  19.02        RIGHTS OF USER..........................................................................58
   SECTION  19.03        SURVIVAL................................................................................59

ARTICLE XX MISCELLANEOUS.........................................................................................59

   SECTION  20.01        CONSTRUCTION OF AGREEMENT...............................................................59
   SECTION  20.02        LIQUIDATION OF ASSETS AND DECOMMISSIONING...............................................59
   SECTION  20.03        NOTICE..................................................................................61
   SECTION  20.04        FURTHER ACTS............................................................................62
   SECTION  20.05        WAIVER OF STATUTES......................................................................62
   SECTION  20.06        SUCCESSORS AND ASSIGNS..................................................................63
   SECTION  20.07        TIME OF ESSENCE.........................................................................63
   SECTION  20.08        AMENDMENTS..............................................................................63
   SECTION  20.09        ENTIRE AGREEMENT........................................................................63
   SECTION  20.10        COVENANTS RUN WITH THE PROPERTY.........................................................63
   SECTION  20.11        RIGHT TO ACQUIRE INTEREST...............................................................63
   SECTION  20.12        FORMAL TRANSFERS........................................................................63
   SECTION  20.13        SEVERABILITY............................................................................64
   SECTION  20.14        RETROACTIVE APPROVAL....................................................................64
   SECTION  20.15        MONOPROS TO ARRANGE VISITS..............................................................64
   SECTION  20.16        GST.....................................................................................64
   SECTION  20.17        LEGAL FEES..............................................................................65


THIS AGREEMENT made effective as of the 1st day of January A.D. 1995.



BETWEEN:

          CAMECO CORPORATION,
          a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan;
          (hereinafter called "CAMECO")
                                                             OF THE FIRST PART

          - and -

          URANERZ EXPLORATION AND MINING LIMITED, a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan; (hereinafter called "UEM")
                                                             OF THE SECOND PART

          - and -

          MONOPROS LIMITED,
          a corporation incorporated under the laws of Ontario and registered to carry on business in the Province of Saskatchewan;
          (hereinafter called "MONOPROS")
                                                             OF THE THIRD PART

          - and -

          KENSINGTON RESOURCES LTD.,
          a corporation incorporated under the laws of [British Columbia] and registered to carry on business in the Province of Saskatchewan;
          (hereinafter called "KENSINGTON")
                                                             OF THE FOURTH PART


WHEREAS CAMECO and UEM entered into an agreement entitled the Fort a la Corne Joint Venture Agreement made effective as of the 1st day of January, 1989 (the "1989 Agreement"); and

WHEREAS CAMECO, UEM and MONOPROS entered into an agreement entitled the Fort a la Corne Joint Venture Agreement made effective as of the 1st day of January, 1992, as amended (the "1992 Agreement") which restated and amended the 1989 Agreement; and

WHEREAS the Parties hereto have entered into the KENSINGTON Purchase Agreement made effective as of the 1st day of January, 1995 pursuant to which KENSINGTON has agreed to acquire an 8 1/3% Participating Interest from each of CAMECO, UEM and MONOPROS which would provide KENSINGTON with an aggregate 25% Participating Interest; and

WHEREAS, pursuant to the KENSINGTON Purchase Agreement, the Parties agreed to enter into this Agreement to restate and amend the 1992 Agreement and to govern the exploration, development and Production of and from the Program Lands following the Effective Date;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which being hereby acknowledged, the Parties hereby covenant and agree as follows:

                                   ARTICLE I
                                    GENERAL
                                    -------

Section 1.01     DEFINITIONS
                 -----------

In this Agreement, including the recitals and Schedules hereto, the following words and phrases shall have the meanings assigned to each of them pursuant to this Section 1.01, namely:

"Accounting and Financial Procedures" shall mean the terms, conditions, principles and procedures outlined or referenced in Schedule "D" hereto;

"Adjustment Amount" shall have that meaning assigned to it in paragraph 3.08(c) hereof;

"Affiliate" means an entity, corporate or non-corporate, controlling or controlled by a Party hereto, or associated with such a Party through common controlling or controlled entities. For the purposes hereof, control shall be deemed to exist if one entity owns, directly or indirectly, through shareholdings or otherwise, at least fifty (50%) percent of the voting shares or other voting units of participation in another entity;

"Aggregate Feasibility Costs" shall have that meaning assigned to it in paragraph 3.08(a) hereof;

"Agreement" as used herein refers to this instrument and all of the Schedules hereto, as amended from time to time, and the expressions "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Agreement as so defined and not to any particular Article, Section, paragraph or other sub-division hereof and the Parties acknowledge and agree that this Agreement may be referred to from time to time, commencing with the Effective Date, as the "Fort a la Corne Joint Venture Agreement";

"Annual Development Program" means a Plan and Budget for Development Work approved by the Management Committee pursuant to Section 11.05 hereof;

"Annual Exploration Program" means a Plan and Budget for Exploration Work approved by the Management Committee pursuant to Section 7.01 hereof, excepting that notwithstanding the foregoing, the Annual Exploration Program for the 1995 Operating Year shall be that attached hereto as Schedule "E";

"Annual Production Program" means a Plan and Budget for Production approved by the Management Committee pursuant to Section 12.02 hereof;

"Applicable Development Program Expenses" shall have that meaning assigned to it in paragraph 3.08(a) hereof;

"Applicable Feasibility Study" shall have that meaning assigned to it in paragraph 3.08(a) hereof;

"Approved Development Program" means a Program established by the Management Committee pursuant to Section 11.04 hereof, as same may be amended from time to time pursuant to the provisions of this Agreement;

"Arm's Length" shall mean any relationship between two legal entities which does not constitute either of the said entities as an Affiliate or Associate of the other.

"Associate" shall mean any relationship between two legal entities whereby one of the entities beneficially owns or controls, directly or indirectly, shares or securities currently convertible into shares carrying more than ten (10%) percent of the voting rights under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities;

"Beginning of Commercial Production" shall mean the first day of the month following the first thirty-day period of full production at the Production Rate after completion of construction and progressive commissioning of the treatment and recovery mill contemplated by the applicable Approved Development Program;

"Business Day" shall mean any day which is not a Sunday or a day observed as a holiday under the laws of the Province of Saskatchewan or the Federal laws of Canada;

"Cash Call" shall have the meaning assigned to it in the Accounting and Financial Procedures;

"Chairman" shall have that meaning assigned to it in paragraph 4.01(a) hereof;

"Commercial Quantities" means a deposit of Minerals of sufficient quantity and quality so that the end products of Production of such deposit will yield a Rate of Return of at least 12.5%;

"Cost Share" shall mean the share of Joint Venture Expense which each Party is responsible and liable for pursuant to paragraph 3.07(a) hereof;

"DCS" means DCS Corporation AG, a company whose head office is located at Luzern, Switzerland;

"Decommissioning Costs" shall have that meaning assigned to it in paragraph 20.02(b) hereof;

"Development Work" shall mean all work necessary, expedient or desirable for further exploration of any mineralized structure, zone or band, to develop the same and bring it into Production including, without restricting the generality of the foregoing, mine development, construction and installation of all buildings, plant and equipment required for Production; but in no case shall include any work done within the immediate area of such mineralized structure, zone or band prior to the establishment of an Approved Development Program;

"Direct Costs" shall have the meaning assigned to it in the Accounting and Financial Procedures;

"Effective Date" means 12:01 a.m. on the 1st day of January, 1995;

"Exploration Work" means all prospecting, ground and airborne geophysical and radiometric work, geochemical surveys, diamond and percussion drilling, bulldozing, trenching and all other work commonly regarded as exploration work in accordance with good Canadian mining practice including pre-feasibility and evaluation studies; but in no case shall include any work done within a Project Area subsequent to the establishment of an Approved Development Program for the said Project Area;

"Feasibility Study" shall mean a detailed feasibility study that includes complete engineering details of a mine and mill plant, intended to be used as the basis for Development Work;

"Independent Consultant" shall mean a consultant or a firm of consultants at Arm's Length with the Parties hereto, whose experience shall have included projects similar in size and scope, who is able and willing to give an expert opinion on matters submitted within a reasonable time and in accordance with the instructions received, to be selected and appointed when necessary by the Management Committee. In the event the Management Committee is unable to reach a decision in this regard, the Management Committee or any Party hereto shall immediately request the President of the Canadian Institute of Mining and Metallurgy to appoint an Independent Consultant and in the event the aforementioned President shall neglect, fail or refuse to make the appointment, the matter shall be referred to Arbitration pursuant to Section 16.01 hereof;

"Indirect Charges" shall have the meaning assigned to it in the Accounting and Financial Procedures;

"Interest" shall mean the amount of money, payable as interest on a principal sum, and being calculated using the floating annual rate of interest established from time to time by Bank of Montreal as the base rate it will use to determine rates of interest for loans in Canadian dollars to its commercial customers in Canada and designated as its Canadian prime rate, plus:

         (i) two (2%) percent in the event any of paragraphs 3.11(c), 7.02(d) or 11.04(e) is applicable, or

         (ii) five (5%) percent in the event Section 13.04 is applicable, in either case compounded monthly on the principal sum owing from time to time, provided that if any applicable law limits the rate of interest that can be charged hereunder to a rate which is less than that established pursuant to the above, such lesser rate shall apply;

"Joint Account" shall have the meaning assigned to it in the Accounting and Financial Procedures;

"Joint Venture" shall mean the joint venture between the Parties continued pursuant to this Agreement and shall include all activities of the Parties and the Operator relating to or to be performed in connection with or pursuant to this Agreement;

"Joint Venture Expense" means all charges, costs and expenses incurred for Programs by the Operator in preparing and presenting Plans and Budgets and in the proper performance of its duties and obligations under this Agreement, in addition to other charges as authorized by the Management Committee or specifically referenced as a Joint Venture Expense in this Agreement, or charges, costs and expenses the Cost Share of which this Agreement obligates the Parties to bear, including Direct Costs and Indirect Charges;

"Joint Venture Property" means all property and rights of every description, whether real, personal or mixed, heretofore or hereafter acquired by the Parties or by the Operator as trustee for the Parties for the purposes of this Agreement including, without restricting the generality of the foregoing:

         (i)      interests in Program Lands;

         (ii)     all easements appurtenant to Program Lands;

         (iii) all geological, geographical and test data related to Program Lands;

         (iv) all improvements to Program Lands, all fixtures, machinery, equipment and supplies and any other properties or rights of any descriptions whether real or personal, acquired at Joint Venture Expense pursuant to this Agreement;

         (v) all Product derived from the exploitation an d mining of the Program Lands;

         (vi) all proceeds accruing from the sale of Joint Venture Property except the proceeds from the sale of Product; and

         (vii) the leasehold interest of the Parties in any surface lease or leases;

but shall specifically exclude any concepts, ideas or know-how which constitute proprietary information owned, held or developed by an individual Party or any of its Affiliates independently of the other Parties; however, any concepts, ideas or know-how developed by a Party or any of its Affiliates for use by the Joint Venture as a result of such Party or Affiliate performing services for the Joint Venture on a contract basis shall, subject to the provisions of any agreement with the Operator pursuant to which such services are performed, be considered as Joint Venture Property;

"KENSINGTON Purchase Agreement" means the agreement made effective the 1st day of January, 1995 between UEM, CAMECO, MONOPROS and KENSINGTON, pursuant to which UEM, CAMECO and MONOPROS have agreed to sell and KENSINGTON has agreed to purchase an aggregate 25% Participating Interest;

"Management Committee" means a committee made up of representatives of' the Parties as provided for in Section 4.01 hereof;

"Management Committee Vote" or "Vote of the Management Committee" or language similar thereto, shall mean a vote:

         (i)      conducted in accordance with Article IV hereof, and

         (ii) requiring the support of a representative or representatives of the Parties entitled to vote in respect of the matter which is the subject of such vote;

"Material Deviation" shall have that meaning assigned to it in Section 11.06 hereof;

"Mine" when used as a noun, means an opening in or on the Program Lands from which Minerals may be removed and all contiguous Joint Venture Property, including any dewatering, ore extraction, mill processing and tailings pond facilities used in Production;

"mine" when used as a verb, means all activities relating to the removal of Minerals and all processes carried out at a Mine;

"Mineral" means nonviable substances formed by the processes of nature that occur on or under the surface of the ground, regardless of chemical or physical state;

"Mineral Disposition" shall have the meaning assigned to "dispositions" in The Mineral Disposition Regulations, 1986 (Saskatchewan), as amended from time to time;

"1989 Agreement" shall have that meaning assigned to it in the first recital hereto;

"1992 Agreement" shall have that meaning assigned to it in the second recital hereto;

"Non-Party Operator" means an Operator who is not a Party to this Agreement;

"Notional Account" shall have that meaning assigned to it in paragraph 20.02(b) hereof;

"Operating Year" shall mean that period of time commencing on January 1 and ending on December 31 of the same year;

"Operator" means the party duly appointed to the position of operator pursuant to Article V when acting in that capacity;

"Participating Interest" means the right, title and interest as tenant-in-common of each Party in and to the Joint Venture Property, which shall initially be in the percentages set forth in Section 3.05 hereof and which may subsequently be modified pursuant to the provisions of this Agreement and the KENSINGTON Purchase Agreement;

"Party" shall mean any legal entity which has executed and delivered this Agreement or a counterpart of this Agreement and continues to hold a Participating Interest from time to time in the relevant Program Lands or Project Area pursuant to this Agreement;

"Plan and Budget" shall mean a plan and budget submitted to the Management Committee by the Operator for approval pursuant to paragraph 6.01(a) hereof, such to include a detailed statement of proposed expenditures for Exploration Work, Development Work or Production on the Program Lands;

"Product" means the end result of Production from a Mine which is within the scope of this Agreement;

"Production" means the mining, extraction, processing and handling of Minerals including, without limitation, raw diamonds which are discovered and developed on or in the Program Lands and other work related thereto as may be incidental or reasonably required;

"Production Rate" means the Production Rate established by the Management Committee pursuant to Section 12.01 or Section 12.02 hereof which can be less than 100% of the design capacity of any mill or other Production facility;

"Program" shall mean a Plan and Budget approved in final form by the Management Committee or deemed to be approved pursuant to this Agreement and shall include, without restricting the generality of the foregoing, any Annual Development Program, Annual Exploration Program, Approved Development Program and Annual Production Program;

"Program Lands" means:

         (i) the Mineral Dispositions listed in Schedule "C" to this Agreement; and

         (ii) any lands which subsequently become subject to this Agreement pursuant to Section 8.02 hereof; and

all other Mineral Dispositions (including but not limited to permits, mineral claims and mineral leases) or any part thereof granted by the Government of the Province of Saskatchewan, however and whenever acquired by a Party or the Operator which become subject to the terms of this Agreement;

"Project Area" shall mean the Program Lands or those Mineral Dispositions designated as a Project Area pursuant to Section 8.01 hereof, as the case may be; and

"Rate of Return" means a pre-tax rate of return calculated in accordance with the procedures described in Schedule "F" hereto.

Section 1.02     CURRENCY
                 --------

All references in this Agreement to dollars are expressed in the currency of Canada.

Section 1.03     HEADINGS
                 --------

The division of this Agreement into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Section 1.04     EXPANDED MEANINGS
                 -----------------

In this Agreement and in the Schedules hereto, unless there is something in the subject matter or context inconsistent therewith:

         (a) the singular shall include the plural and the plural shall include the singular:

         (b) a reference to any statute shall be deemed to extend to and include any amendment or re-enactment of such statute;

         (c) this Agreement (excluding the Schedules), shall override the Schedules; and

         (d)      the masculine shall include the feminine.

Section 1.05     SCHEDULES
                 ---------

Attached to and forming part of this Agreement are the following Schedules:

         Schedule "A"      -        Project Location and Area of Interest
         Schedule "B"      -        Location Map of Program Lands
         Schedule "C"      -        List of Program Lands
         Schedule "D"      -        Accounting and Financial Procedures
         Schedule "E"      -        1995 Annual Exploration Program
         Schedule "F"      -        Rate of Return Calculation
         Schedule "G"      -        Form of Draft Diamond Sales Agreement

In the event there is a variation or inconsistency between Schedule "B" and Schedule "C" hereto, Schedule "C" shall apply in determining the Program Lands.

Section 1.06     PREAMBLE
                 --------

The preamble to this Agreement shall form an integral part hereof as though herein repeated at length.

                                  ARTICLE II
                    REPRESENTATIONS, WARRANTIES AND SURVIVAL
                    ----------------------------------------

Section 2.01     REPRESENTATIONS OF CAMECO
                 -------------------------

CAMECO hereby represents and warrants to and in favour of each of UEM, MONOPROS and KENSINGTON that:

         (a) it has been duly incorporated and is a validly subsisting corporation under the laws of Canada;

         (b) it has the capacity and is duly qualified to carry on mineral exploration and development within the Province of Saskatchewan; and

         (c) it has full power, authority and capacity to enter into and to carry out its obligations under this Agreement.

Section 2.02     REPRESENTATIONS OF UEM
                 ----------------------

UEM hereby represents and warrants to and in favour of each of CAMECO, MONOPROS and KENSINGTON that:

         (a) it has been duly incorporated and is a validly subsisting corporation under the laws of Canada;

         (b) it has the capacity and is duly qualified to carry on mineral exploration and development within the Province of Saskatchewan; and

         (c) it has full power, authority and capacity to enter into and to carry out its obligations under this Agreement.

Section 2.03     REPRESENTATIONS OF MONOPROS
                 ---------------------------

MONOPROS hereby represents and warrants to and in favour of each of CAMECO, UEM and KENSINGTON that:

         (a) it has been duly incorporated and is a validly subsisting corporation under the laws of Ontario;

         (b) it has the capacity and is duly qualified to carry on mineral exploration and development within the Province of Saskatchewan; and

         (c) it has full power, authority and capacity to enter into and to carry out its obligations under this Agreement.

Section 2.04     JOINT REPRESENTATIONS OF CAMECO, UEM AND MONOPROS
                 -------------------------------------------------

CAMECO, UEM and MONOPROS hereby jointly represent and warrant to KENSINGTON that Schedule "C" hereto sets forth an accurate description of the current Program Lands which are free of encumbrances and in good standing under the laws of the Province of Saskatchewan.

Section 2.05     REPRESENTATIONS OF KENSINGTON
                 -----------------------------

KENSINGTON hereby represents and warrants to and in favour of each of CAMECO, UEM and MONOPROS that:

         (a) it has been duly incorporated and is a validly subsisting corporation under the laws of [British Columbia];

         (b) it has the capacity and is duly qualified to carry on mineral exploration and development within the Province of Saskatchewan; and

         (c) it has full power, authority and capacity to enter into and to carry out its obligations under this Agreement.

Section 2.06     SURVIVAL
                 --------

The representations and warranties of the Parties as set out in this Article II are effective upon the execution and delivery of this Agreement and shall be continuing representations and warranties by the Parties and shall not merge but shall survive the Effective Date.

                                  ARTICLE III
                             OBJECTIVES OF PARTIES
                             ---------------------

Section 3.01     CONTINUATION OF JOINT VENTURE AND RELATIONSHIP OF PARTIES
                 ---------------------------------------------------------

         (a) The Parties hereby rededicate the Joint Venture Property to the Joint Venture and continue the Joint Venture for the purpose of prospecting for and locating Minerals including, without limitation, raw diamonds on the Program Lands, and if warranted by the results achieved from time to time, acquiring new mining titles and/or carrying out further Exploration Work, Development Work and Production from the Program Lands.

         (b) The Parties acknowledge that the primary purpose of this Joint Venture is prospecting for and locating raw diamonds on the Program Lands. However, if, in the course of or as a result of operations hereunder, Minerals other than raw diamonds are discovered within the Program Lands, any such Minerals shall be subject to this Agreement, and the Parties' respective Participating Interest in any mineral rights acquired in respect of such Minerals shall be in proportion to their Participating Interest determined under this Agreement. This Agreement shall apply to any such discovery mutatis mutandis.

         (c) Subject always to Section 8.02 hereof, nothing in this Agreement is intended to govern or restrict the ability of the Parties to explore for diamonds or other Minerals on lands other than the Program Lands independently of the other Parties.

         (d) The Parties acknowledge and agree that if as a result of Exploration Work a Feasibility Study is commissioned which results in an Approved Development Program, the Parties will discuss in good faith the need for a new Production joint venture agreement to replace this Agreement for purposes of the applicable development project and to govern such project during the period subsequent to the approval of the Approved

                  Development Program. If it is decided by the Management Committee that such an agreement is needed, the Parties will negotiate in good faith to complete such an agreement as soon as possible thereafter, provided always that this Agreement shall continue to govern the applicable project until so replaced.

Section 3.02     1995 ANNUAL EXPLORATION PROGRAM
                 -------------------------------

The Annual Exploration Program for the 1995 Operating Year shall be as set out in Schedule "E" subject to modification as provided for in this Agreement.

Section 3.03     SUBSEQUENT PROGRAMS
                 -------------------

The Parties shall conduct further Exploration Work, Development Work and/or Production on the Program Lands, all as provided in this Agreement.

Section 3.04     JOINT VENTURE PROPERTY
                 ----------------------

         (a) The Parties hereto acknowledge that this Joint Venture as such shall own no Joint Venture Property. Subject to paragraph 3.04(b) hereof and to the KENSINGTON Purchase Agreement, the Operator shall hold title to the Joint Venture Property in trust for the benefit of the Parties hereto as tenants-in-common in proportion to their Participating Interests from time to time. Subject to the KENSINGTON Purchase Agreement, each Party shall have the right to hold in its own name title to its Participating Interest in the Program Lands and, upon request of any Party, the Operator shall transfer such title to the said Party requesting such transfer.

         (b) Subject to the KENSINGTON Purchase Agreement, unless otherwise required by law or regulation or otherwise agreed by the Parties, any surface lease shall be held in the name of the Parties hereto as tenants-in-common in proportion to their Participating Interest.

Section 3.05     PARTICIPATING INTERESTS OF THE PARTIES
                 --------------------------------------

The Participating Interest of each Party as of the Effective Date shall be as follows until varied in accordance with the terms and conditions of this Agreement or the KENSINGTON Purchase Agreement:

                  CAMECO                33 1/3%
                  UEM                   33 1/3%
                  MONOPROS              33 1/3%
                  KENSINGTON            NIL
                                        --------
                                        100.00%

The Parties acknowledge that pursuant to the KENSINGTON Purchase Agreement, KENSINGTON has agreed to purchase from CAMECO, UEM and MONOPROS an aggregate

25% Participating Interest and, accordingly, the Participating Interests of the Parties will change in accordance with the KENSINGTON Purchase Agreement.

Section 3.06     ENCUMBRANCE ON JOINT VENTURE PROPERTY
                 -------------------------------------

         (a) No Party shall grant a security interest in, mortgage, pledge, encumber or otherwise charge any portion of the Joint Venture Property, its Participating Interest or its interest under this Agreement except as specifically provided in this Section or Article XIII. A Party's Participating Interest may be pledged or encumbered with the approval of all other Parties having a Participating Interest in the Joint Venture Property, such approval not to be unreasonably withheld, excepting that such approval is not required if the pledge or encumbrance is in the form of a security interest and charge granted as against all the assets of the Party in the ordinary course of its business. It shall, for the purposes of this Section 3.06, be unreasonable for any Party to withhold its approval if the pledging or encumbering in question is required to enable a Party to provide its Cost Share of Joint Venture Expenses to be incurred to bring a Mine into Production. Any pledge or encumbrance which is placed against the Participating Interest of any particular Party shall be the sole responsibility of such Party. It is agreed by all Parties that the pledging or encumbering of a Party's Participating Interest after commencement of Development Work shall be for the sole purpose of furthering Development Work.

         (b) Every agreement whereby a Party's Participating Interest is pledged or encumbered shall provide that, without limiting the remedies available pursuant to Article XIII hereof, in the event of a default by the pledging or encumbering Party under the said agreement, any one or more of the other Parties shall have the right to make good the default and to take over the claim as against the defaulting Party with all remedies contained in the said agreement or available at law. Each Party shall also, upon pledging or encumbering its Participating Interest, notify the pledgee or encumbrancee (in this Section called the "creditor") of the other Parties' rights hereunder and obtain the written acknowledgement from the creditor that the other Parties may exercise those remedies available pursuant to Article XIII hereof against the defaulting Party and may, upon payment of all but not part of the indebtedness relating to the pledge or encumbrance, take over the claim under the pledge or encumbrance as against the defaulting Party with all resulting security interests and remedies. The Party pledging or encumbering its Participating Interest as aforesaid shall forthwith provide the other Parties with proof of such agreement from the creditor. It shall be a term of the pledge or encumbrance that if the creditor realizes on the pledge or encumbrance then, as a holder of a Participating Interest, the creditor shall be required to sign a counterpart of this Agreement and any other agreements related hereto.

         (c) Notwithstanding any other provision of this Agreement, KENSINGTON shall not be entitled to pledge, transfer or otherwise dispose of or encumber any of its Participating Interest, except as provided in Article XIII hereof, until such time as it has paid in full for the entire 25% Participating Interest that it has agreed to purchase pursuant to the KENSINGTON Purchase Agreement.

Section 3.07     OBLIGATIONS OF THE PARTIES
                 --------------------------

In order to facilitate the proper and timely progression of the development of the Program Lands, each of the Parties hereto covenants and agrees as follows:

         (a) subject to the special financing arrangements set out in Sections 3.08 and 3.09 hereof and in the KENSINGTON Purchase Agreement and unless otherwise specifically provided for in this Agreement, all Joint Venture Expenses shall be borne by the Parties pro rata according to their respective Participating Interests at the time the Joint Venture Expense is incurred or the Cash Call is made, as the case may be, (herein denoted as the "Cost Share") and each Party shall pay its Cost Share in accordance with the Accounting and Financial Procedures;

         (b) to perform its obligations pursuant to this Agreement and to comply with all duly and validly enacted laws and regulations of Canada and the Province of Saskatchewan, insofar as same apply to this Joint Venture;

         (c) to use its best efforts to cause the Operator to perform its obligations pursuant to this Agreement and all other related agreements, including obligations under any surface leases, mineral leases, mineral claims, claim blocks and permits necessary for the exploration and development of the Program Lands, to the extent that the failure to perform such obligations affects or may affect the rights of any of the Parties to this Agreement;

         (d) to pay and cause to be paid all applicable royalties and other valid taxes, levies and other amounts properly payable and arising in whole or in part out of the participation by such Party in this Joint Venture;

         (e) to refrain from holding out itself or any of its representatives as representing this Joint Venture, except as the Chairman of the Management Committee may be specifically authorized pursuant to this Agreement, and to act in respect of the Joint Venture only through its representatives participating in the Management Committee as contemplated by this Agreement;

         (f) to give prompt notice to the other Parties and to the Management Committee of any event of default of which it becomes aware affecting it, any other Party, the Operator or this Joint Venture and to act in good faith in respect of the conduct of the Joint Venture vis-a-vis the other Parties; and

         (g) to approve any proposed Annual Development Program or Annual Production Program so long as the said Annual Program conforms in all material respects to the Approved Development Program or the Production Rate, as the case may be.

Section 3.08 MONOPROS SPECIAL FINANCIAL ARRANGEMENTS - FEASIBILITY AND DEVELOPMENT STAGES
                 ---------------------------------------------------------

         (a) Subject always to section 3.10 below and to paragraph 3.01(e) of the KENSINGTON Purchase Agreement, if at any time the Management Committee commissions a Feasibility Study pursuant to Article XI (in this Agreement called the "Applicable Feasibility Study"), MONOPROS shall, if it is still a Party at such time, within 30 days following the date that the Management Committee decides to commission such Feasibility Study, notify the other Parties of its election to do one of the following:.

                  (i) solely fund the first $3.19 million of the costs of the Applicable Feasibility Study and Joint Venture Expenses relating to the Applicable Feasibility Study, provided that if the aggregate of such costs and expenses (referred to in this Agreement as the "Aggregate Feasibility Costs") funded by MONOPROS is less than $3.19 million, MONOPROS shall, if it is still a Party, solely fund that amount of the first Joint Venture Expenses relating to any Approved Development Program resulting from the Applicable Feasibility Study (in this Section referred to as the "Applicable Development Program Expenses") equal to the difference between $3.19 million and the Aggregate Feasibility Costs funded by MONOPROS; or

                  (ii) if it is still a Party, solely fund the first $6.38 million of any Applicable Development Program Expenses.

         (b) Once MONOPROS has made its election pursuant to paragraph 3.08(a), it shall be obligated to fund those costs so elected. If within the 30 day period referred to in paragraph 3.08(a) MONOPROS has not made its election, it shall be deemed to have elected to pay those costs specified in clause 3.08(a)(i).

         (c) If at any time MONOPROS elects under clause 3.08(a)(i) and the Aggregate Feasibility Costs funded by MONOPROS are less than $3.19 million but the Applicable Feasibility Study does not result in the establishment of an Approved Development Program, then with respect to any future Applicable Feasibility Study, MONOPROS, if it is still a Party, shall once again be required to make an election under paragraph 3.08(a), but for purposes of any such election the $3.19 million amount referred to in clause 3.08(a)(i) shall be changed to that amount (in this Section the "Adjusted Amount") equal to the difference between $3.19 million and the Aggregate Feasibility Costs funded by MONOPROS, and the $6.38 million amount referred to in clause 3.08(a)(ii) shall be changed to that amount equal to twice the Adjusted Amount.

         (d) If at any time MONOPROS elects under clause 3.08(a)(ii) but the Applicable Feasibility Study does not result in the establishment of an Approved Development Program, the provisions of this Section 3.08 shall again apply to any future Applicable Feasibility Study.

         (e)      If necessary, the procedures set forth in paragraphs (c) and
                  (d) above will be repeated until MONOPROS has completely satisfied its obligations under paragraph (a) above.

         (f)      Subject always to section 3.10 below, if:

                  (i) at any time an Approved Development Program (in this paragraph 3.08(f) called an "Independent Approved Development Program") is established based upon a Feasibility Study commissioned by an individual Party as opposed to the Management Committee;

                  (ii) MONOPROS has not previously satisfied in full its obligations under paragraph 3.08(a) as modified by paragraph 3.08(c) above; and

                  (iii) MONOPROS is still a Party and has not elected under paragraph 11.04(e) not to participate in the Independent Approved Development Program;

                  then the following shall apply, subject always to paragraph 3.08(g) below:

                  (1) if MONOPROS has not previously made an election under clauses 3.08(a)(i) or 3.08(a)(ii) above or has previously made an election under clause 3.08(a)(i) but such Applicable Feasibility Study and any Approved Development Program resulting from such study have terminated without MONOPROS having spent the full $3.19 million on account of Aggregate Feasibility Costs and Applicable Development Program Expenses referred to in clause 3.08(a)(i) above, MONOPROS shall solely fund that amount of the first Aggregate Feasibility Costs and Applicable Development Program Expenses relating to such Independent Approved Development Program equal to the difference between $3.19 million and the aggregate amount previously funded by MONOPROS pursuant to its obligations under clause 3.08(a)(i); and

                  (2) if MONOPROS has, previously made an election under clause 3.08(a)(ii) but such Applicable Development Program has terminated without MONOPROS having spent the full $6.38 million on account of Applicable Development Program Expenses, MONOPROS shall solely fund that amount of the first Applicable Development Program Expenses relating to such Independent Approved Development Program equal to the difference between $6.38 million and the aggregate amount previously funded by MONOPROS pursuant to its obligations under clause 3.08(a)(ii).

                  Any funding by MONOPROS pursuant to clause 3.08(1)(1) above shall be deemed to be a discharge pro tanto of its obligation to fund under clause 3.08(a)(i). Any funding by MONOPROS pursuant to clause 3.08(f)(2) above shall be deemed to be a discharge pro tanto of its obligation to fund under clause 3.08(a)(ii).

         (g) The Parties agree that the special financial arrangements provided for by this Section 3.08 are not intended to apply with respect to each Project Area that might be created under
                  Article 8 hereof or to require MONOPROS to satisfy more than once, or greater than the stated amount of, such special financing obligations. Rather, the obligations under this
                  Section 3.08 are intended to be fulfilled only once and, accordingly, as soon as the obligations under this Section
                  3.08 have been fulfilled once in connection with the Program Lands or a combination of Project Areas or a combination of Feasibility Studies and/or Approved Development Programs, such obligations will be considered satisfied and discharged. For greater certainty, the Parties acknowledge and agree that when MONOPROS has funded a total of $3.19 million once pursuant to its obligation under clause 3.08(a)(i) as modified by paragraphs (c) and (f) above, or a total of $6.38 million once pursuant to its obligation under clause 3.08(a)(ii), as modified by paragraphs (c) and (f) above, the obligations of MONOPROS under this Section 3.08 shall be considered satisfied and discharged.

Section 3.09 KENSINGTON SPECIAL FINANCIAL ARRANGEMENTS - FEASIBILITY AND DEVELOPMENT STAGES
                 -----------------------------------------------------------

         (a) Subject always to Section 3.10 below and to paragraph 3.01(e) of the KENSINGTON Purchase Agreement, if at any time the Management Committee commissions any Applicable Feasibility Study, KENSINGTON shall, if it is still a Party at such time, within 30 days following the date that the Management Committee decides to commission such Feasibility Study, notify the other Parties of its election to do one of the following:

                  (i) solely fund the first $4.25 million of Aggregate Feasibility Costs, provided that if such costs that are funded by KENSINGTON are less than $4.25 million, KENSINGTON shall, if it is still a Party, solely fund that amount of the first Applicable Development Program Expenses equal to the difference between $4.25 million and the Aggregate Feasibility Costs funded by KENSINGTON; or

                  (ii) if it is still a Party, solely fund the first $8.5 million of any Applicable Development Program Expenses.

         (b) Once KENSINGTON has made its election pursuant to paragraph 3.09(a), it shall be obligated to fund those costs so elected. If within the 30 day period referred to in paragraph 3.09(a) KENSINGTON has not made its election, it shall be deemed to have elected to pay those costs specified in clause 3.09(a)(i).

         (c) If at any time KENSINGTON elects under clause 3.09(a)(i) and the Aggregate Feasibility Costs funded by KENSINGTON are less than $4.25 million but the Applicable Feasibility Study does not result in the establishment of an Approved Development Program, then with respect to any future Applicable Feasibility Study, KENSINGTON, if it is still a Party, shall once again be required to make an election under paragraph 3.09(a), but for purposes of any such election the $4.25 million amount referred to in clause 3.09(a)(i) shall be changed to that amount (in this Section the "Adjusted Amount") equal to the difference between $4.25 million and the Aggregate Feasibility Costs funded by KENSINGTON, and the $8.5 million amount referred to in clause 3.09(a)(ii) shall be changed to that amount equal to twice the Adjusted Amount.

         (d) If at any time KENSINGTON elects under clause 3.09(a)(ii) but the Applicable Feasibility Study does not result in the establishment of an Approved Development Program, the provisions of this Section 3.09 shall again apply to any future Applicable Feasibility Study.

         (e)      If necessary, the procedures set forth in paragraphs (c) and
                  (d) above will be repeated until KENSINGTON has completely satisfied its obligations under paragraph (a) above.

         (f)      Subject always to Section 3.10 below, if:

                  (i) at any time an Approved Development Program (in this paragraph 3.09(f) called an "Independent Approved Development Program") is established based upon a Feasibility Study commissioned by an individual Party as opposed to the Management Committee;

                  (ii) KENSINGTON has not previously satisfied in full its obligations under paragraph 3.09(a) as modified by paragraph 3.09(c) above; and

                  (iii) KENSINGTON is still a Party and has not elected under paragraph 11.04(e) not to participate in the Independent Approved Development Program;

                  then the following shall apply, subject always to paragraph 3.09(g) below:

                  (1) if KENSINGTON has not previously made an election under clauses 3.09(a)(i) or 3.09(a)(ii) above or has previously made an election under clause 3.09(a)(i) but such Applicable Feasibility Study and any Approved Development Program resulting from such study have terminated without KENSINGTON having spent the full $4.25 million on account of Aggregate Feasibility Costs and Applicable Development Program Expenses referred to in clause 3.09(a)(i) above, KENSINGTON shall solely fund that amount of the first Aggregate Feasibility Costs and Applicable Development Program Expenses relating to such Independent Approved Development Program equal to the difference between $4.25 million and the aggregate amount previously funded by KENSINGTON pursuant to its obligations under clause 3.09(a)(i); and

                  (2) if KENSINGTON has previously made an election under clause 3.09(a)(ii) but such Applicable Development Program has terminated without KENSINGTON having spent the full $8.5 million on account of Applicable Development Program Expenses, KENSINGTON shall solely fund that amount of the first Applicable

                           Development Program Expenses relating to such Independent Approved Development Program equal to the difference between $8.5 million and the aggregate amount previously funded by KENSINGTON pursuant to its obligations under clause 3.09(a)(ii).

                  Any funding by KENSINGTON pursuant to clause 3.09(f)(1) above shall be deemed to be a discharge pro tanto of its obligation to fund under clause 3.09(a)(i). Any funding by KENSINGTON pursuant to clause 3.09(f)(2) above shall be deemed to be a discharge pro tanto of its obligation to fund under clause 3.09(a)(ii).

         (g) The Parties agree that the special financial arrangements provided for by this Section 3.09 are not intended to apply with respect to each Project Area that might be created under
                  Article 8 hereof or to require KENSINGTON to satisfy more than once, or greater than the stated amount of, such special financing obligations. Rather, the obligations under this
                  Section 3.09 are intended to be fulfilled only once and, accordingly, as soon as the obligations under this Section
                  3.09 have been fulfilled once in connection with the Program Lands or a combination of Project Areas or a combination of Feasibility Studies and/or Approved Development Programs, such obligations will be considered satisfied and discharged. For greater certainty, the Parties acknowledge and agree that when KENSINGTON has funded a total of $4.25 million once pursuant to its obligation under clause 3.09(a)(i) as modified by paragraphs (c) and (f) above, or a total of $8.5 million once pursuant to its obligation under clause 3.09(a)(ii), as modified by paragraphs (c) and (f) above, the obligations of KENSINGTON under this Section 3.09 shall be considered satisfied and discharged.

Section 3.10     MONOPROS AND KENSINGTON FUNDING CONCURRENTLY
                 --------------------------------------------

         (a) If at any time it becomes necessary for both MONOPROS and KENSINGTON to make an election under paragraphs 3.08(a) and 3.09(a) above, respectively, KENSINGTON shall be required to elect first, and MONOPROS shall have a period of 20 days following the date that KENSINGTON has made its election to make MONOPROS' election.

         (b) If at any time both MONOPROS and KENSINGTON have elected or are required to fund Aggregate Feasibility Costs at the same time or both have elected or are required to fund Applicable Development Program Expenses at the same time, in accordance with the provisions of Sections 3.08 and 3.09, as applicable, then the aggregate of such Aggregate Feasibility Costs and/or Applicable Development Program Expenses required to be funded by MONOPROS and KENSINGTON shall be funded by MONOPROS and KENSINGTON concurrently and pro rata according to their respective funding obligations.

Section 3.11     UEM OPTIONS
                 -----------

         (a) UEM shall have the option to dilute in one or more steps in accordance with the provisions of Section 7.02 until it has reached a Participating Interest of 10%. The Parties acknowledge and agree that the option granted to UEM pursuant to this Section 3.11 shall terminate upon the establishment of the first Approved Development Program.

                  As of the point in time when UEM's Participating Interest has reached 10%, the other Parties shall pay and bear the Cost Share of the 10% Participating Interest of UEM pro rata according to their respective Participating Interests from time to time until an Approved Development Program has been established by the Management Committee.

         (b) If UEM has diluted to a 10% Participating Interest pursuant to paragraph 3.11(a), then upon the establishment of the first Approved Development Program UEM shall have the option to resume contributing its Cost Share with respect to such 10% Participating Interest or to proceed as provided for in clauses 11.04(e)(i) and (ii).

         (c) If UEM elects, under paragraph (b) above, to resume contributing its Cost Share with respect to its 10% Participating Interest, it shall, upon the Beginning of Commercial Production, dedicate 75% of the net proceeds it receives from the sale of its share of Product to repay to the other Parties UEM's Cost Share with respect to its 10% Participating Interest plus Interest thereon which the other Parties have funded in accordance with paragraph (a) above, provided however that if any balance remains unpaid on the third anniversary of the Beginning of Commercial Production, such balance plus the accrued Interest thereon, shall be paid in cash by UEM to the other Parties on such day.

         (d) If UEM elects or is deemed to have elected to proceed pursuant to either clause 11.04(e)(i) or (ii), it shall not be liable to the other Parties for repayment of any expenses funded by the other Parties pursuant to paragraph 3.11(a) above.

                  If, pursuant to clause 11.04(e)(i), UEM transfers its 10% Participating Interest, the transferree shall be obligated to repay such expenses on the same basis as stipulated in paragraph 3.11(c) above, provided that it would only be 75% of the net proceeds from the sale of Product related to the 10% Participating Interest acquired from UEM that the transferree would be required to dedicate toward repayment of such expenses.

         (e) UEM agrees that the option under paragraph 3.11(a) above may not be exercised until such time as KENSINGTON has acquired a 25% Participating Interest pursuant to the KENSINGTON Purchase Agreement or KENSINGTON'S rights under such Agreement have terminated, whichever is earlier.

                                  ARTICLE IV
                 MANAGEMENT AND OPERATIONS OF THE JOINT VENTURE
                 ----------------------------------------------

Section 4.01     MANAGEMENT COMMITTEE AND PROCEDURES
                 -----------------------------------

The business and affairs of the Joint Venture shall be under the management, direction and control of the Management Committee and, subject to the provisions of the KENSINGTON Purchase Agreement, the following provisions shall apply:

         (a) the Management Committee shall consist of one (1) representative and a maximum of three (3) designated alternates for each Party. The representative and alternates shall be entitled to be present at the Management Committee meetings. Each Party shall have unrestricted discretion in the appointment of such representative and alternates, whose names shall be furnished to all other Parties within thirty
                  (30) days from the date of execution of this Agreement and who shall continue to serve unless replaced by written notice to the other Parties. In the event a Party hereto is the Operator, that Party's representative (or in the absence of the representative, an alternate) shall act as Chairman of the Management Committee. In the event the Operator is not a Party to this Agreement, the Management Committee shall designate the Chairman and, in the event the Management Committee is unable to reach a decision in this regard, the Chairmanship shall be determined on an annual rotating basis commencing once the Non-Party Operator commences duties as Operator, with each of the Parties having greater than or equal to a twenty (20%) percent Participating Interest being entitled to designate a Chairman. The Party having the largest Participating Interest shall be entitled to nominate the first Chairman, the Party having the second largest Participating Interest shall be entitled to nominate the second Chairman, and so on, excepting that in the event of a tie the Chairman shall be designated by the flip of a coin or coins, as appropriate;

         (b) meetings of the Management Committee shall, be held in Saskatoon, Saskatchewan unless the Management Committee determines otherwise. Each Party shall bear the cost of its representatives, alternates and advisers, if any, attending Management Committee meetings. The Parties agree that if the Management Committee decides to hold a meeting in a place other than Saskatoon, then Toronto, Ontario, London, England, Vancouver, British Columbia and such other places as considered appropriate would be possible venues. If a Management Committee meeting is held at a location other than where the Operator has its principal business offices, any costs associated with the Operator and its representatives and advisers attending such meeting shall be charged to the Joint Account, provided that if the Operator is a Party, the amount charged to the Joint Account shall not include that amount that, as a Party, it would have had to incur in attending such meeting if it were not the Operator. The Management Committee shall meet not less than once in each calendar year at such time as it may agree upon and shall also meet when called by any Party upon not less than twenty-one (21) nor more than thirty (30) days notice, unless such notice is waived by the Parties;

         (c) a quorum of the Management Committee shall consist of the representative or a designated alternate from each Party. If a quorum is not present at the time and place set for a meeting, then the meeting shall be adjourned to the same place at a time not less than seven (7) nor more than fourteen (14) days later and, provided notice of such adjournment is communicated to all of the Parties, then on the adjourned date the Management Committee may proceed to conduct business in accordance with this Agreement without a quorum being present;

         (d) unless otherwise provided in this Agreement, any decision or action by the Management Committee shall be by majority Vote based on the percentage of the Participating Interests which are voted. The representative (or in the absence of the representative a designated alternate) of each Party shall cast one (1) vote for the Party which he represents and such vote shall be recorded and counted as the percentage Participating Interest of such Party. The Chairman shall not have a casting vote;

         (e) an agenda of items to be discussed at each meeting shall be provided to the Chairman who will distribute a final agenda to each Party at least fourteen (14) days prior to the date of each meeting. All Parties shall have the right to place items on the agenda by notifying the Chairman. No decision shall be reached by the Management Committee at any meeting unless the item to be decided has been included in the agenda of that meeting except where the Parties otherwise unanimously agree;

         (f) the Chairman shall be responsible for co-ordinating all activities of the Management Committee, but he shall always be subject to the direction of the Management Committee. It shall be the responsibility of the Chairman to act as liaison between the Operator and the Management Committee and to advise the Operator of the instructions of the Management Committee;

         (g) except as provided for in paragraph 6.01(s), no activities or other action shall be commenced, undertaken or altered by the Operator or any Party hereto unless the Management Committee has approved the requisite Program pursuant to this Agreement;

         (h) the Management Committee may conduct business without holding a meeting, provided:

                  (i) the decision made by the Management Committee is unanimous;

                  (ii) the Chairman of the Management Committee receives by letter or telecopier approval of the decision from the representative of each Party; and

                  (iii) within two (2) days of receiving approval from all Parties, the Chairman of the Management Committee sends to each Party written notice of confirmation of the decision;

         (i) minutes of each Management Committee meeting shall be prepared by the Chairman with copies to be made available to the Parties within a period of fourteen (14) days after the meeting. Each Party shall notify all other Parties of its approval or disapproval thereof in writing within twenty-one
                  (21) days of receipt of the same, failing which it shall be deemed to have approved the minutes;

         (j) the Management Committee may make additional rules for the conduct of its business which are not inconsistent with this Agreement;

         (k) only those Parties having a Participating Interest in the Program Lands or relevant Project Area shall be entitled to receive notice of and be present at Management Committee meetings. Each Party may invite a reasonable number of technical and other advisers who must be officers, directors, bona fide employees or legal counsel of the Party, to assist at meetings of the Management Committee, but such advisers shall have no right to vote at such meetings. The provisions of Section 17.01 hereof shall apply with respect to any confidential information disclosed to such advisers;

         (l) decisions of the Management Committee shall be final when taken and the Parties shall be bound and hereby covenant, and agree to be bound, by the decision of the Management Committee unless otherwise specifically provided for in this Agreement;

         (m) all Votes of the Management Committee shall be taken by a show of hands or verbally and any Party may request confirmation of the Management Committee Vote by ballot and in such event the said Vote shall be confirmed by each Party filling out a ballot; and

         (n) the Management Committee shall instruct and/or direct the Operator by delivering to the Operator and to each of the Parties a copy of the text of any resolution containing the instruction and/or direction certified by the Chairman of the Management Committee to be a valid and subsisting decision of the Management Committee and, in the case of a decision requiring the approval of the Management Committee by greater than a majority Vote, certified to have been so made.

Section 4.02     DUTIES OF THE MANAGEMENT COMMITTEE
                 ----------------------------------

The Management Committee shall be responsible for directing the business and affairs of the Joint Venture in accordance with the provisions of this Agreement, and without limiting the generality of the foregoing, the Management Committee shall perform this duty by:

         (a) reviewing any Plan and Budget submitted by the Operator in accordance with the provisions of this Agreement;

         (b)      receiving and discussing any reports of the Operator;

         (c) reviewing the progress made in implementing Programs and, if considered necessary by the Management Committee, instructing or directing the Operator as to the steps which the Operator should take to carry out the subject Programs;

         (d) instructing or directing the Operator in any matter relating to the conduct of the Joint Venture; and

         (e) considering any request by the Operator which, by the terms of this Agreement, must be referred to the Management Committee for decision prior to implementation.

Section 4.03     COMMUNICATION BETWEEN MANAGEMENT COMMITTEE AND OPERATOR
                 -------------------------------------------------------

Any member of the Management Committee shall have the right to communicate with the Operator in respect of this Joint Venture through the President of the Operator and/or such persons as the President may from time to time designate, and the Operator may communicate with any member of the Management Committee through the President of the Operator and/or such persons as the President of the Operator may from time to time designate, provided that any and all communications which constitute instructions and directions to the Operator shall be made in accordance with Section 4.01(n) hereof.

Section 4.04     DECISIONS REQUIRING UNANIMITY
                 -----------------------------

A decision with respect to any of the following matters shall require the unanimous approval of the Management Committee before any action with respect thereto is taken on behalf of the Joint Venture or any amount with respect thereto is charged as a Joint Venture Expense:

         (a) disposition of any item of Joint Venture Property which had an original cost of more than $100,000, unless the same is no longer in use or is to be replaced in a timely manner and the funds necessary to make the replacement have been provided for in a Program; or

         (b) commencement of litigation or any similar process involving more than $100,000 or settling any claim by or against the Joint Venture where the settlement involves more than $100,000, provided however, that this provision shall not restrict any Party in pursuing any claims at its own costs as it might deem appropriate.

                                   ARTICLE V
                                   OPERATOR
                                   --------

Section 5.01     APPOINTMENT OF THE OPERATOR
                 ---------------------------

The Operator shall have the powers, rights and obligations conferred upon it by this Agreement. The Operator must have a Participating Interest of at least twenty-five (25%) percent in the Program Lands or Project Area in which it is operating unless the Management Committee determines pursuant to paragraph 5.03(d) that the Operator may have less than a twenty-five (25%) percent

Participating Interest therein. It is agreed between the Parties hereto that initially the Operator shall be UEM.

Section 5.02     RESIGNATION OF OPERATOR
                 -----------------------

The Operator may, by notice in writing to all non-Operator Parties, resign at any time and in any case shall be bound to resign if its Participating Interest is reduced to less than twenty-five (25%) percent in the Program Lands or Project Area in which it is operating, unless the Management Committee determines, pursuant to paragraph 5.03(d) hereof, that the Operator may have less than a twenty-five (25%) percent Participating Interest therein. An Operator that resigns shall not be released from its obligations hereunder for a period of ninety (90) days after its resignation unless a successor Operator shall have been appointed and shall have arranged to take over as Operator prior to the expiration of such period. The successor Operator shall be chosen by the Management Committee within such ninety (90) day period and shall assume the duties and obligations of the Operator forthwith upon the expiration of the aforesaid ninety (90) day period or at such earlier time as specified by the Management Committee.

Section 5.03     REPLACEMENT OF OPERATOR
                 -----------------------

The Operator may be removed and replaced in the following circumstances:

         (a) at the end of any Operating Year, upon the decision of Parties holding more than seventy-five (75%) percent of the Participating Interests, provided at least ninety (90) days written notice is given to the Operator prior to the end of the applicable Operating Year;

         (b) upon the occurrence of any of the following events, provided the Management Committee or a non-Operator Party has provided prior written notice to the Operator setting forth particulars of the alleged default and the Operator has not remedied the alleged default in accordance with paragraph (c) of this Section (provided that the foregoing shall not be applicable in the event the arbitrator determines that there was not a default in accordance with paragraph (c) of this Section):

                  (i) the Operator fails to perform its duties, responsibilities and obligations in accordance with this Agreement or the direction of the Management Committee or performs such duties and obligations in a manner which is contrary to good Canadian mining practice;

                  (ii) an attachment not related to the business of the Joint Venture but which is due to the negligence or omission of the Operator is made on the Joint Venture Property;

                  (iii) the Operator institutes voluntary liquidation, dissolution or winding-up procedures; or takes any voluntary proceeding under any bankruptcy or insolvency legislation to be adjudicated a bankrupt or for any other relief; or makes an assignment for the benefit of creditors; or a receiver is appointed with regard to any part of its property; or a court adjudges the Operator to be bankrupt or makes an order requiring the liquidation, dissolution or winding-up of the Operator; or if the corporate existence of the Operator is otherwise terminated;

                  (iv) the Operator is also a Party to this Agreement and it defaults in the performance of any of its obligations under this Agreement, including any default under any agreement referenced in Section
                           3.06 hereof; or

                  (v) there is a change in the direct or indirect control of the Operator from that existing on the Effective Date without the prior consent of each of the Parties, which change results in the Operator being controlled, directly or indirectly, by a person who competes with the Joint Venture in the diamond exploration and production business. For purposes of this clause 5.03(b)(v), "control" means ownership of a sufficient number of voting securities of the Operator as entitle the owner thereof, directly or indirectly, to elect a majority of the directors of the Operator;

         (c) the Operator shall, within twenty (20) days of receipt of the notice referenced in paragraph (b) of this Section, commence to remedy and diligently continue to remedy the alleged default. In the event the Operator disputes the allegation of default, the issue of whether there is a default or not shall be settled by arbitration. If the Operator fails to:

                  (i) commence to remedy, within twenty (20) days of receipt of the written notice, and diligently continue to remedy the default; or

                  (ii) in the event the Operator has disputed the allegation of default and has requested arbitration, then forthwith after the decision of the arbitrator if the arbitrator has determined that there was a default, commence to remedy and diligently continue to remedy the default;

                  the Management Committee shall meet to remove the defaulting Operator and appoint another Party or non-Party as Operator, provided that any decision to remove the defaulting Operator and the selection of the successor Operator shall require a majority Vote of the Management Committee other than the representative of the defaulting Operator. The Operator being replaced may not be returned as Operator for a period of four
                  (4) years following the removal except by a ninety (90%) percent or greater Vote of the Management Committee;

         (d) in the event an Operator reduces its Participating Interest to less than twenty-five (25%) percent in the Program Lands or Project Area in which it is operating, then in such instance a Management Committee meeting shall immediately be called to appoint a new Operator or confirm the existing Operator as Operator, as the case may be. The Management Committee may continue the existing Operator as Operator by a majority Vote; and

         (e) notwithstanding any other provision of this Section 5.03, any Operator removed pursuant to this Section 5.03 shall continue as Operator and shall not be released from its obligations hereunder until its successor Operator has assumed the duties and obligations of Operator. The successor Operator shall assume the duties and obligations of the Operator upon the expiration of the tenure of the previous Operator or at such other time as designated by the Management Committee.

Section 5.04     PRIOR OBLIGATIONS
                 -----------------

Nothing herein shall relieve an Operator which has resigned pursuant to Section
5.02 or been replaced pursuant to Section 5.03 from paying and from being responsible for its debts and obligations incurred prior to the effective date of resignation or termination, as the case may be, and the Operator shall have no claim upon the other Parties with respect thereto except as herein expressly provided.

Section 5.05     TRANSFER OF PROPERTY
                 --------------------

         (a) Upon ceasing to be Operator, the Operator shall forthwith deliver to its successor or to any other Party nominated for such purpose by the Management Committee, the custody of all assets, books, records and other property both real and personal having to do with this Agreement. The former Operator shall use its best efforts to transfer to its successor, effective as of the date of the former Operator's resignation or removal, its rights and subject to Section 5.04, its obligations as Operator under all contracts exclusively relating to the Joint Venture operations and pending such transfer and in relation to all other contracts relating to the operations, the former Operator shall hold its right and interest as Operator from the date of resignation or removal for the account and to the order of the new Operator.

         (b) As soon as practicable after the effective date of resignation or removal of an Operator, the Parties shall audit the Joint Account and conduct an inventory of all Joint Venture Property and such audit and inventory shall be used in the return of and the account for the said Joint Property by the Operator who has resigned or has been removed. All costs and expenses incurred in connection with such audit and inventory shall be considered Joint Venture Expenses.

                                  ARTICLE VI
              RESPONSIBILITIES AND INDEMNIFICATION OF THE OPERATOR
              ----------------------------------------------------

Section 6.01     RESPONSIBILITIES OF THE OPERATOR
                 --------------------------------

Subject always to the control of the Management Committee and at Joint Venture Expense and subject always to the KENSINGTON Purchase Agreement, the Operator shall carry out all activities necessary to commence and complete each Program and, without restricting and generality of the foregoing, shall:

         (a)      (i)      subject to Section 3.02 hereof with respect to the
                           1995 Annual Exploration Program, submit to the
                           Parties at least sixty (60) days prior to the commencement of each Operating Year for Exploration
                           Work and matters relating to exploration and at least ninety (90) days prior to commencement of each Operating Year for Development Work, Production and matters relating to development and Production and at any other time as requested by the Management
                           Committee, a Plan and Budget for Exploration Work and matters relating to exploration, Development
                           Work and matters relating to development, and Production for each Operating Year, and which shall in the case of an Annual Development Program conform to the Approved Development Program, outlining its proposed activities for the continuation or completion, as the case may be, of Exploration Work, Development Work or Production, as the case may be, including a detailed breakdown of categories of expenditures for each quarter of the said Operating
                           Year. The Plan and Budget shall be accompanied by a report on the results of prior Programs and shall include such conclusions and recommendations as the Operator deems warranted as a consequence of the results achieved by such work;

                  (ii) the Plan and Budget relating to each Program may contain a reasonable contingency allowance not to exceed 10% of the total budget for that Program. The amount of this allowance shall be spent, if at all, in such manner as the Operator considers is necessary and appropriate for the conduct of the Program. The Operator shall not, unless authorized to do so by the Management Committee, incur costs or expenses in connection with a Program which exceed the total budget for that Program, including the contingency allowance. Notwithstanding the foregoing, if the Operator shall at any time apprehend that there exists danger to any life or property which is under the control or responsibility of the Operator, the Operator shall have the right to incur at the expense of the Joint Venture such expenses as the Operator considers appropriate in order to save or protect the life or property which the Operator apprehends is in danger. The Operator shall promptly report any such emergency situation to the Parties and shall describe the steps taken and the expenses incurred;

         (b) promptly submit to the Parties a revised Plan and Budget in respect of the related Program in each of the following circumstances:

                  (i) the Management Committee requests a revised Plan and Budget; or

                  (ii) if, in the opinion of the Operator, the said Program should be amended;

         (c) within thirty (30) days after the end of each month of each Operating Year provide statements for the said month setting out:

                  (i)      Program activities;

                  (ii) actual costs as compared with the prior forecast of costs;

                  (iii) estimated expenditures for the remainder of the Operating Year; and

                  (iv) details of any non-Arm's Length contract exceeding Thirty Thousand ($30,000.00) Dollars for the said month;

                  together with a monthly technical report on activities including, without restricting the generality of the foregoing, a statement for each Program with respect to scope, progress achieved, scheduling and cost and such supporting invoices, receipts, records and reports as may be required by the Management Committee;

         (d) commencing with the Beginning of Commercial Production and at least ninety (90) days prior to the beginning of each semi-annual period thereafter (January 1 through June 30 and July 1 through December 31 of each Operating Year), estimate the probable quantity of Product per month which can be produced during the said period in accordance with good Canadian mining practice and which can be available for the Parties, and to notify the Parties as to such estimates;

         (e) diligently and prudently conduct all operations in accordance with good Canadian mining practice;

         (f) determine the number of employees and their terms of employment and hire, direct and discharge all such employees who shall be employed by the Operator and subject to its control and direction;

         (g) purchase or otherwise provide all necessary material and supplies;

         (h)      (i)      obtain all services and supplies at commercially
                           reasonable terms and at rates and prices competitive in the market place. Subject to clause (ii) below, unless otherwise approved by the Management
                           Committee, all services and supplies shall be obtained from consultants, contractors and suppliers who are at Arm's Length with the Operator with respect to all contracts having a value exceeding
                           One Hundred Thousand ($100,000.00) Dollars. Subject to the above, the Parties agree that nothing in this paragraph (h) shall restrict the Operator from obtaining supplies and services from non-Operator
                           Parties and such Parties' Associates and Affiliates, provided they are at Arm's Length to the Operator.
                           In the event that services or supplies are obtained by the Operator from a contractor, consultant or supplier not at Arm's Length to the Operator, the Operator shall make it a term of the contract with any such consultant, contractor or supplier that any Party may, on reasonable notice, carry out an audit of the books and records of such consultant, contractor or supplier for the purpose of verifying the charges made to the Operator;

                  (ii)     notwithstanding any approval obtained under clause
                           (i) above, if the Operator proposes to enter into any agreement by which it or a person not at Arm's Length with the Operator will charge the Joint

                           Venture in excess of $100,000, the Operator, if any Party so requests, will not enter into such agreement unless a competitive bidding procedure has taken place;

         (i) purchase, lease or otherwise provide all necessary machinery and equipment which may be acquired or leased from any Party provided that the price is competitive;

         (j) comply, and require compliance of others doing work on Joint Venture Property, with the requirements of federal, provincial and local laws relating to employer's liability insurance, workers' compensation, social insurance, unemployment, fair employment, the environment and other applicable laws with respect to any work or operation conducted under this Agreement;

         (k) take all proper and reasonable steps for the protection of rights of surface owners against damage occasioned by operations to be conducted hereunder and pay such damages as may lawfully be determined as resulting from such operations;

         (l) facilitate the right of authorized employees and agents of each Party to enter upon and into the Joint Venture Property at all reasonable times for the purpose of: inspecting the Joint Venture Property and the work performed and to be performed under this Agreement, observing the conduct of operations, conducting tests and assays, taking samples and making copies of any data related to the Joint Venture. Each Party shall have the right at all reasonable times to inspect, review and require the Operator to furnish, at the sole expense of the Party concerned, copies of documents in the possession or control of the Operator, wherever the same may be located, relating to the Joint Venture. Each Party shall have the right, upon reasonable notice given to the Operator, to authorize any person designated by a lending institution to which the Party is or expects to become indebted to visit and inspect the Program Lands and facilities, to examine the documents of the Operator relating to the Joint Venture and to discuss the Joint Venture and the affairs, finances and accounts thereof with the Operator or with its independent professional advisers. Any access granted to any Party pursuant to the foregoing provisions shall be at such Party's sole expense and risk and must not unreasonably obstruct or interfere with operations being conducted by the Operator;

         (m) review all invoices for approval, pay all approved invoices, maintain in Canada records in accordance with generally accepted accounting principles and make available such records for the inspection of any Party hereto, at the sole expense of the inspecting Party, who undertakes not to unreasonably obstruct or interfere with the operations of the Operator;

         (n) except as may be permitted under this Agreement, keep the Joint Venture Property free of liens and encumbrances of every character arising from operations and proceed with all diligence to contest or discharge any lien that is filed;

         (o) prosecute or defend all litigation arising out of operations hereunder, provided that any Party may also join in the prosecution or defence of such litigation at its sole expense, and further provided that the Operator shall apprise each Party hereto of such pending or actual litigation immediately upon receipt of relevant documentation or information pertaining to same;

         (p) pay, at the time and in the manner required by law, all federal, provincial or local taxes (other than royalties and any taxes on income) assessed or levied against Joint Venture Property or Joint Venture operations. Where taxes, in the opinion of the Management Committee, are wrongfully assessed or levied against Joint Venture Property or Joint Venture operations, the Operator shall protest the assessment or levy within the time limit and in the manner prescribed by law and shall pursue the protest to final determination; provided that if any Party is of the opinion that any taxes are wrongfully assessed or levied, that Party may protest such assessment or levy at its own expense and, if such protest results in a reduction of taxes assessed or levied against Joint Venture Property or Joint Venture operations greater than the expenses related to such protest, such expenses shall be borne by all Parties pro rata according to their respective Participating Interests;

         (q) obtain and maintain inclusive coverage insurance in a minimum amount of three million ($3,000,000.00) dollars, or such higher amount in accordance with good Canadian mining practice and as designated by the Management Committee, in the name of the Operator with all other Parties hereto named as additional insureds. The Parties acknowledge that different stages of a project might require that different levels of insurance be maintained, subject always to the minimum level indicated above.

                  The insurance shall include public liability bodily injury and property damage coverage, automobile public liability bodily injury and property damage coverage and employee liability insurance coverage (where necessary). Insurance shall also be obtained to cover the full insurable value of physical assets when they are acquired, with loss to be payable to the Operator who shall have the obligation to distribute the proceeds in accordance with the Participating Interests of the Parties involved. The Operator shall request that the insurer provide a certificate of insurance to each Party;

         (r) regularly consult with the non-Operator Parties concerning the operations and keep the non-Operator Parties currently advised of all important matters arising in connection therewith;

         (s) comply with all terms and conditions of title documents relating to the Program Lands and implement and do all things necessary (including the implementation and carrying out of the minimum amount of assessment work) to keep the Program Lands in good standing and in full force and effect for the benefit of the Parties, and each of the Parties shall have an obligation and commitment to share the expenditures as a

                  Joint Venture Expense for such minimum program in accordance with their Participating Interest; and

         (t) in order to facilitate the preparation by the Parties of all returns and reports to the Governments of Canada, the Province of Saskatchewan and other applicable authorities, the Operator shall provide the Parties with the basic data required to permit the reporting of the required information to such public authorities at least thirty (30) days prior to the due date for payment or filing in respect of any such report.

Section 6.02     INDEMNIFICATION OF OPERATOR
                 ---------------------------

         (a) Each Party, in proportion to its Participating Interest, hereby agrees to indemnify and to hold harmless the Operator against any loss, damage, action, claim or liability to any third person resulting from any act or omission of the Operator, its agents or employees in conducting operations pursuant to this Agreement to the extent that the loss, damage, action, claim or liability is not covered by insurance; excepting that the Operator shall not be indemnified or held harmless by the Parties for any loss, damage, action, claim or liability, to any third party resulting from the gross negligence or wilful misconduct of the Operator, its agents or employees unless the act or omission of the Operator, its agents or employees, is or has been done or omitted at the instruction, or with the concurrence of representatives holding not less than eighty-five (85%) percent of the Participating Interests.

         (b) The Operator shall not be liable to any non-Operator Party for any loss, damage, action, claim or liability except when resulting from the gross negligence or wilful misconduct of the Operator, its agents or employees. In no event shall the Operator be liable to any other Party with respect to economic, incidental or consequential losses or damages suffered by a Party arising by reason of a default pursuant to this Agreement.

                                  ARTICLE VII
                                  EXPLORATION
                                  -----------

Section 7.01     ANNUAL EXPLORATION PROGRAMS
                 ---------------------------

         (a) Subject to the KENSINGTON Purchase Agreement, the Operator shall, pursuant to paragraph 6.01(a) hereof, and any Party may, submit to the Parties annual Plans and Budgets outlining its proposed activities for Exploration Work on the Program Lands. Each Party shall have twenty (20) days after receipt of the said Plan and Budget to submit to the other Parties its suggestions with respect to the proposed Plan and Budget and thereafter a Management Committee Meeting shall be called by the Chairman, and failing that by any Party in accordance with paragraph 4.01(b) hereof, to consider the submission from the Operator and any submissions from the Parties with a view to establishing an Annual Exploration Program. The Parties acknowledge that the Annual Exploration Program for the 1995 Operating Year is attached hereto as Schedule "E" and is approved by the Parties.

         (b) Notwithstanding paragraph (a) above but subject to the KENSINGTON Purchase Agreement, in the event the Management Committee is deadlocked in a fifty-fifty (50%-50%) percent Vote and as a result is unable to establish an Annual Exploration Program pursuant hereto, the following procedure shall apply:

                  (i) in the event the Plan and Budget is not accepted because of a disagreement about the magnitude of the cost of the Plan and Budget, then the budget (and the plan in the event there is no dispute pursuant to clause (ii) hereof) having the largest estimated cost shall be chosen between the Plan and Budget selected by one Party or Parties on the one hand and another Party or Parties on the other hand and any Plan and Budget established pursuant to the foregoing shall for all purposes be regarded as the final and approved Annual Exploration Program as if the Management Committee had accepted it; and

                  (ii) in the event the Plan and Budget is not accepted because of the manner in which it is being proposed that the budget monies be expended, but only after the budget has been determined in accordance with clause (i) hereof, the Parties and the Operator shall each submit a Plan and Budget to an Independent Consultant, and the Independent Consultant shall decide which of the Plans and Budgets is technically the most preferable and in the best interests of the Joint Venture. The Plan and Budget selected by the Independent Consultant to be most technically preferable and in the best interests of the Joint Venture shall for all purposes be regarded as the final and approved Annual Exploration Program as if the Management Committee had accepted it;

                  (iii) notwithstanding any other provision in this Section 7.01, the Operator and the Parties shall in all instances be obligated to comply with paragraph 6.01(s) hereof.

Section 7.02     PARTICIPATING IN THE ANNUAL EXPLORATION PROGRAM
                 -----------------------------------------------

         (a) At the Management Committee meeting establishing each Annual Exploration Program, each Party shall indicate whether or not they agree with the proposed Plan and Budget to establish the Annual Exploration Program. A Party that agrees to the proposed Plan and Budget shall be liable for its Cost Share of the Annual Exploration Program. A Party that does not agree to the proposed Plan and Budget shall not be liable for any Cost Share of the Annual Exploration Program established pursuant thereto. If a Party (the "Non-Approving Party") elects not to participate in an Annual Exploration Program by not approving the proposed Plan and Budget, the other Parties (the "Approving Parties") shall have the right, but not the obligation, to pro rata according to their respective Participating Interests, or as they may otherwise agree, assume the Non-Approving Party's proportion of the costs attributable to the Annual Exploration Program and in such case the Participating Interest of each Party shall be determined pursuant to Clause (b) hereof. If the Approving Parties elect not to assume the Cost Share of the Non-Approving Party, the Annual Exploration Program shall be rescinded in which case such Program shall be null and void. The Approving Parties may elect to submit in lieu of the rescinded Program a revised Plan and Budget with a reduced budget (which shall for the purposes hereof constitute an Annual Exploration Program) in which case each Non-Approving Party shall have fourteen (14) days after receipt of such notice within which to notify each of the Approving Parties as to whether it votes to approve such Program. Where any Non-Approving Party votes to approve such Program, it shall thereby become liable for its Cost Share of such Program and it shall be deemed for the purposes hereof to be an Approving Party in respect thereof provided that where any Non-Approving Party fails to approve such Program, paragraph
                  (b) of this Section 7.02 shall apply, mutatis mutandis.

         (b) Unless otherwise expressly provided in this Agreement, the Participating Interest of each Party shall be calculated in accordance with the following formula:

                       P.I. = P.E. + C.E.     x 100
                              ---------------
                              T.P.E. + T.C.E.

                  where:

                  P.I.   - equals the Participating Interest of a Party;
                  P.E.   - equals the total previous expenditures incurred
                           by a Party;
                  C.E.   - equals the expenditures which a Party has committed
                           itself to make;
                  T.P.E. - equals the total previous expenditures incurred by all the Parties;
                  T.C.E. - equals the total expenditures which the Parties
                           have committed themselves to make.

                  As of the Effective Date, the total previous expenditures (P.E.) of each of the Parties, other than KENSINGTON, is deemed to be equal and, accordingly, a nominal amount of $100.00 shall be deemed to be the P.E. of each of the Parties, other than KENSINGTON, as at the Effective Date. If KENSINGTON acquires an absolutely vested 25% Participating Interest pursuant to the KENSINGTON Purchase Agreement, subject to change only in accordance with this Agreement, the P.E. of all Parties at such time shall once again be deemed to be equal and accordingly at such time a nominal amount of $100.00 shall be deemed to be the P.E. of each of the Parties.

                  The total previous expenditures (P.E.) of each of the Parties shall be deemed to be increased by that percentage of the amount of any Aggregate Feasibility Costs or Applicable Development Program Expenses solely funded by KENSINGTON and MONOPROS pursuant to Sections 3.08 and 3.09 hereof equal to such Party's Participating Interest at the time of such funding.

                  The total previous expenditures of a Party or other person that acquires a Participating Interest from a Party shall, as at the time of the acquisition, be deemed to be increased, and the total previous expenditures of the transferring Party shall be deemed to be decreased, by an amount equal to that portion of the transferring Party's total deemed expenditures equal to the portion of the transferring Party's Participating Interest that is being acquired.

                  The election of a Party not to participate in a particular Annual Exploration Program shall not preclude that Party from participating in subsequent Annual Exploration Programs to the extent of its adjusted Participating Interest. No adjustment to any Participating Interest pursuant to the provisions hereof shall affect the validity of any vote taken by the Parties on the basis of their Participating Interests prior to such adjustment. As soon as reasonably possible after the completion of each Operating Year the Operator shall provide the Parties with a written statement specifying the Participating Interest of all of the Parties, based upon actual expenditures, for the said Operating Year and particulars regarding the determination of same in the event the Participating Interests have been adjusted in accordance with this provision during or after the said Operating Year.

         (c) If the Participating Interest of a Party in the Program Lands or a Project Area, as the case may be, decreases below five (5%) percent, such Party shall immediately thereupon forfeit all Participating Interest in such Program Lands or Project Area and the Participating Interest so forfeited shall be distributed to the other Parties in proportion to their respective Participating Interests or in such other ratio as they may agree upon.

         (d) A Party which forfeits or reduces its Participating Interest pursuant to this Section shall have the right to redeem its position if the actual budget expended is less costly by at least twenty-five (25%) percent than the budget as set out in the Annual Exploration Program to which the Party had not agreed, otherwise the forfeiture is final. The Operator shall at least twenty (20) days prior to the Management Committee meeting to be called pursuant to paragraph 7.01(a) provide a complete statement of expenditures incurred to date and an estimate of expenditures to be incurred to completion of the Operating Year (such expenditures to be verified by audit within six (6) months if the forfeiting Party request and agrees to pay for same) to all Parties including the forfeiting Party. The forfeiting Party shall inform the Chairman of the Management Committee prior to the said meeting of its wish to redeem its Participating Interest or to require an audit. A Party redeeming its Participating Interest shall pay the Cost Share it would have paid had it participated in the Approved Exploration Program, plus Interest thereon from the date of the Operator's invoices to the date of payment to the Operator. Payment shall be made by the redeeming Party to the Operator within thirty (30) days following the said Management Committee meeting. The Operator shall pay the proceeds to the other Parties in proportion to the manner in which their Participating Interests related to the participation in the subject Annual Exploration Program.

         (e) Any Party forfeiting or reducing all or any portion of its Participating Interest hereunder shall continue to be responsible for all liabilities and obligations incurred by it prior to such reduction or forfeiture and the forfeiting Party shall, in the event paragraph (c) above is applicable, upon request, deliver to the requesting Approving Party or Parties a quitclaim in respect of the Participating Interest forfeited.

         (f) Subject to paragraph 11.04(e) hereof, no Party to this Joint Venture shall have any dilution rights except with regard to Annual Exploration Programs and only in accordance with this
                  Section 7.02.

Section 7.03     EFFECT OF KENSINGTON PURCHASE AGREEMENT
                 ---------------------------------------

The provisions of Sections 7.01 and 7.02 above are subject always to the special arrangements set forth in the KENSINGTON Purchase Agreement regarding certain obligations of the Parties during the period from the Effective Date to the date that KENSINGTON has paid in full for the entire 25% Participating Interest being purchased by it pursuant to the KENSINGTON Purchase Agreement.

                                 ARTICLE VIII
                      PROJECT AREAS AND AREAS OF INTEREST
                      -----------------------------------

Section 8.01     DIVISION OF PROPERTIES INTO PROJECT AREAS
                 -----------------------------------------

         (a) The Operator or any Party may at any time propose to divide the Program Lands into such number of smaller Project Areas as it may deem expedient and desirable. The Operator shall furnish the Parties hereto with a detailed statement showing those costs, charges and expenses of the Program up to that time which the Operator recommends to be applied to a specific Project Area. Forthwith upon receipt of such proposal, the Management Committee shall decide to accept, modify or reject such proposal in whole or in part.

         (b) Each Project Area shall be considered a separate Joint Venture and, subject always to paragraphs 3.08(g) and 3.09(g), shall be subject to and conducted in accordance with the terms of this Agreement, mutatis mutandis, separately and independently from each other and, without limiting the generality of the foregoing, the following provisions shall apply:

                  (i) after establishment of each Project Area, the Operator for each Project Area shall prepare annual Plans and Budgets for its respective Project Area. Such Plans and Budgets shall be dealt with in like manner and timing, mutatis mutandis, to that described in Section 7.01. A Party shall have the option to elect not to participate in further Programs in such Project Area or to take a reduced interest in accordance with Section 7.02, and the provisions thereof shall apply mutatis mutandis. A Party's failure to participate in any one or more

                           Programs in a Project Area shall not in any way alter such Party's right to participate in Programs in other Project Areas;

                  (ii) each Operator shall keep separate detailed accounting records for each Project Area for which it is Operator; and

                  (iii) a separate Management Committee shall be established with respect to each new Project Area. Only the representatives of the Parties having a Participating Interest in the relevant Project Area shall be entitled to receive notice of Management Committee meetings and only those Parties shall be entitled to be present at such meetings through their representatives or alternates who may be accompanied by a reasonable number of technical and other advisers who are officers, directors, bona fide employees or legal counsel, to assist at meetings of the Management Committee but such advisers shall have no right to vote at such meetings.

Section 8.02     AREAS OF INTEREST
                 -----------------

         (a) Any Mineral Disposition, or part thereof or other mineral properties of whatsoever nature or kind or interest, or any part thereof, acquired for the purpose of exploration within the boundaries of the area of interest (the "Area of Interest") set out in Schedule "A" hereof (other than any acquisition as a result of an abandonment under Section 9.01 hereof or a termination of a Participating Interest under
                  Section 10.01 hereof) by a Party hereto or its agents. Affiliates or Associates shall for all purposes be deemed to be held in trust as part of the Program Lands or a relevant Project Area for all the Parties hereto and such Party shall notify the other Parties hereto of its acquisition and the cost thereof. Such notification shall be made as soon as possible after the acquisition and shall provide a description of the property acquired, a statement of its costs in connection therewith and all other pertinent information. The Parties shall be entitled to participate therein by furnishing written notice of their decision to participate, which notice shall contain the undertaking by the interested Party to pay its proportionate share of the acquisition costs thereof and to pay its proportionate share of any program being carried out. If any or all of the other Parties have elected to participate by written notice to the Party having acquired such property within thirty (30) days from receipt of notification regarding the acquisition, then the Party receiving such election notice shall forthwith transfer and assign the property to the Parties having elected to participate in proportion to their Participating Interest or as the Parties may otherwise mutually agree. Failure by a Party hereto to give written notice of its decision to participate within thirty (30) days of its receipt of such a notice of acquisition shall, for all purposes, be deemed to be a decision by it not to participate therein.

         (b) Notwithstanding any other provision of this Agreement, the Area of Interest hereunder as specified in paragraph 8.02(a) above shall remain as such until January 1, 1998. Thereafter, the Area of Interest hereunder shall, unless otherwise agreed by all Parties, be reduced to the areas then covered by the

                  Mineral Dispositions still held by the Joint Venture, surrounded by a corridor of one mile, provided however, that any such corridor shall not extend beyond the boundary of the original Area of Interest.

         (c) Notwithstanding the above, KENSINGTON shall have no obligation under this Section 8.02 with respect to any Mineral Disposition, or part thereof or other mineral properties held by KENSINGTON or its agents, Affiliates or Associates as at December 31, 1994.

                                  ARTICLE IX
                              ABANDONMENT OR SALE
                              -------------------

Section 9.01     ABANDONMENT
                 -----------

         (a) The Management Committee may decide to abandon a portion of the Program Lands, provided that the decision for abandonment is made at least ninety (90) days prior to the lapsing date of the Mineral Dispositions in question in the records of the Department of Energy and Mines of the Government of the Province of Saskatchewan and provided further that the Parties or a Party, as the case may be, which voted against such abandonment may, within thirty (30) days of notification of such proposed action and pro rata to their Participating Interests, at no cost and without further liability to the other Parties, acquire all the interest of the abandoning Parties in such lands subject only to any former holder's rights and the abandoning Parties shall forthwith quit claim, assign and convey, without warranty of title, but by good and proper instrument, all of their right, title and interest in such Mineral Dispositions to the Parties electing to receive such assignment. Upon such assignment, the abandoning Parties shall be relieved from all obligations thereafter accruing, but not previously accrued, with respect to the interest assigned, the operations thereon and the Production therefrom; provided, however, the assigning Party shall not be relieved of obligations to which it was previously committed by electing to participate in a Program.

         (b) Any lands acquired by a Party pursuant to this Section 9.01 shall thereafter not be included as part of the Program Lands or a Project Area.

Section 9.02     SALE RESTRICTED
                 ---------------

Neither the Management Committee nor the Operator has the right to sell any interest in or title to all or part of the Program Lands or a Project Area and any sale of a Participating Interest may only be made by a Party in accordance with Article XIV hereunder.

                                   ARTICLE X
                            TERMINATION OF INTEREST
                            -----------------------

Section 10.01    OPTION TO QUIT
                 --------------

         (a) At the end of any Operating Year during the term of this Agreement a Party may, by providing at least 90 days prior written notice to the other Parties, terminate its Participating Interest in this Joint Venture and its rights herein and, except as provided for in paragraph (b) hereof, may at such time terminate its obligations under this Agreement by delivering a quitclaim deed and transfer to the other Parties, who shall accept such quitclaim deed and transfer, whereby it shall quitclaim, transfer and convey to such other Parties (in the ratio of their respective Participating Interests or in such other ratio as they may agree upon) all of its right, title and interest in and to the Joint Venture Property and this Joint Venture.

         (b) A Party whose Participating Interest has terminated pursuant to this Article shall remain liable for:

                  (i) all obligations and liabilities arising hereunder prior to the termination;

                  (ii) without limiting clause (i) of this paragraph (b), its Cost Share of the Approved Development Program or any other Program theretofore approved by the Management Committee (excepting a Program referenced in either Section 7.02 or paragraph 8.01(b) for which the said Party did not vote affirmatively and provided the said Party did not exercise its back-in rights pursuant thereto); and

                  (iii) that portion of the Decommissioning Costs for work that has been completed by the Joint Venture as at the time of the termination equal to the balance in its Notional Account or adjusted Notional Account, as provided below, as the case may be, as at the date of such termination. Either the terminating Party or the Management Committee may require that an Independent Consultant estimate such Decommissioning Costs as at the date of such termination. If such an estimate is completed, the Notional Accounts of all Parties, including the terminating Party, shall be adjusted, for all purposes of this Agreement, on a pro rata basis so that the aggregate of the adjusted Notional Account equals such estimate arrived at by the Independent Consultant. The amount in the terminating Party's Notional Account or adjusted Notional Account shall be paid into a decommissioning fund, as described in paragraph 20.02(c), at the time of such termination or at the time such Independent Consultant's estimate is completed, as the case may be, or, alternatively, at the option of the Management Committee, the terminating Party shall deliver to the remaining Parties at such time a performance bond or other form of security acceptable to the Management Committee to secure such Party's obligation to pay such amount as and when the Decommissioning Costs are actually incurred.

                                  ARTICLE XI
                                DEVELOPMENT WORK
                                ----------------

Section 11.01    INITIATION OF DEVELOPMENT WORK
                 ------------------------------

If the results of Exploration Work conducted on a Project Area or on any portion of the Program Lands are such that in the judgement of the Operator or any Party having an interest in such lands, Development Work ought to be considered, then the Operator or any such Party may present to the Management Committee a proposal to commission a Feasibility Study with respect thereto. A meeting of the Management Committee shall be held to consider the proposal and shall be convened on not less than forty-five (45) nor more than ninety (90) days notice after receipt of such proposal.

Section 11.02    COMMISSIONING OF FEASIBILITY STUDY
                 ----------------------------------

         (a) The commissioning and timing of any Feasibility Study to be conducted at Joint Venture Expense is to be decided by majority Vote of the Management Committee. If a majority Vote cannot be obtained in the Management Committee, any Party may commission a Feasibility Study at its own expense and establish the terms of reference and parameters thereof, provided that neither the commissioning of a Feasibility Study by such a Party nor any results of such Feasibility Study shall in any way restrict the ability of the Management Committee to commission a Feasibility Study in accordance with this Article. Subject to Sections 3.08 and 3.09, the expense of the Feasibility Study commissioned by any Party but not supported by the majority will be borne only by the Parties which participate in an Approved Development Program based upon such Feasibility Study as provided in Section
                  11.04. Any Feasibility Study commissioned hereunder by any Party at its own expense shall be carried out by such Party or by such other person or persons as determined by such Party. Any Feasibility Study commissioned hereunder by a Management Committee Vote shall be carried out by such person or persons, including Parties, their Affiliates and Associates and Independent Consultants, as determined by the Operator, provided that if a Party has the necessary expertise and experience to carry out a part of such Feasibility Study it shall, subject to the remainder of this paragraph 11.02(a), have the right to carry out such part. Any disagreement between the Parties as to which of them is best able to carry out a certain part of such Feasibility Study shall be settled by majority Vote of the Management Committee. If one or more Parties or their Affiliates or Associates carry out a part of the Feasibility Study, the agreement relating to the carrying out of such part of the Feasibility Study shall be on commercially reasonable terms and shall be at a rate competitive with rates charged by others in the market place. The terms of reference for and parameters of any Feasibility Study commissioned hereunder by a Management Committee Vote shall be established by the Management Committee when the Feasibility Study is commissioned and amended thereafter as considered necessary by the Management Committee. The Operator shall at all times co-ordinate and supervise any Feasibility Study that is commissioned by the Management Committee.

         (b) The purpose of any Feasibility Study shall be to determine whether or not Commercial Quantities are located within the specified Project Area and whether or not it is commercially feasible to bring a Mine into Production on such lands and, if so, to recommend by what techniques, at what rates of Production, within what time period and at what anticipated costs (including any anticipated costs associated with acquiring additional Program Lands) Production should be carried on. Notwithstanding the foregoing, the Feasibility Study, and any work or program recommended in accordance therewith, shall identify and take into account all reasonable alternatives identified or suggested by the Operator or submitted to the Operator by any Party holding at least a ten (10%) percent Participating Interest. The recommendations and alternatives in the Feasibility Study shall include, but not necessarily be limited to, a comparison on the basis of the advantages and disadvantages to the Joint Venture as a whole as distinct from any individual Party.

Section 11.03    CONSIDERATION OF FEASIBILITY STUDY
                 ----------------------------------

The findings and recommendations contained in a Feasibility Study shall be considered by the Management Committee at a meeting to be held not less than thirty (30) nor more than ninety (90) days following receipt by the Parties of the completed Feasibility Study. The Management Committee shall decide whether or not the Feasibility Study needs revision or clarification, and in the event that it does, the Feasibility Study shall be returned to the person or persons carrying out the Feasibility Study for such purposes. Each Party having a ten (10%) percent or greater Participating Interest may make suggestions or request clarifications regarding the Feasibility Study (but only once for each Party). If the Feasibility Study does not require revision or clarification, or after the same is made, the Management Committee shall, in accordance with Section 11.04, consider the establishment of an Approved Development Program.

Section 11.04    ESTABLISHMENT OF AN APPROVED DEVELOPMENT PROGRAM
                 ------------------------------------------------

Within thirty (30) days of the later of the receipt of the revised Feasibility Study by the Management Committee or the first Management Committee meeting which considered the original Feasibility Study, as the case may be, as provided for in Section 11.03, the Management Committee shall meet to consider the findings and recommendations of such Feasibility Study with a view to establishing an Approved Development Program. The following rules shall apply:

         (a) an Approved Development Program shall be established only if the Feasibility Study on which it is based concludes that there are Commercial Quantities located within the applicable Project Area;

         (b) if less than fifty (50%) percent of the Participating Interests in the Project Area as represented on the Management Committee support Development Work based on the findings and recommendations of the Feasibility Study, then no further action shall be taken with respect to such Feasibility Study, however the foregoing shall not preclude the Management Committee from reconsidering the issue in more than one instance;

         (c) if fifty (50%) percent or more but less than sixty (60%) percent of the Participating Interests in the Project Area as represented on the Management Committee support Development Work based on the findings and recommendations of the Feasibility Study, then there shall be a delay of at least six (6) months but no greater than eight (8) months after the meeting of the Management Committee which considered the findings and recommendations of the Feasibility Study with a view to establishing an Approved Development Program and if after the end of the six (6) months but prior to the expiration of eight (8) months the Chairman of the Management Committee determines that fifty (50%) percent or more of the Participating Interests in the Project Area favour Development Work, then the findings and recommendations shall be deemed to have been approved and shall become an Approved Development Program, having due regard for any delay in scheduling or cost impact resulting directly or indirectly from the six (6) to eight (8) month delay;

         (d) if sixty (60%) percent or more of the Participating Interests as represented on the Management Committee support Development Work based on the findings and recommendations of the Feasibility Study, then the findings and recommendations shall be deemed to have been approved and shall become an Approved Development Program;

         (e) if a Party does not support the findings and recommendations of a Feasibility Study which becomes an Approved Development Program then, subject to the remainder of this paragraph 11.04(e), such Party is not liable for its Cost Share of such Program but must elect within one hundred (100) days after the adoption of such Approved Development Program to:

                  (i) transfer its Participating Interest in the relevant Project Area subject to Section 14.01 hereof (with the Transferee being liable to pay the Transferor's Cost Share, plus Interest thereon from the due date); or

                  (ii) have its Participating Interest, in the relevant Project Area, diluted in accordance with the formula set forth in paragraph 7.02(b) hereof.

                  If a Party proceeds pursuant to clause 11.04(e)(i) and does not dispose of its Participating Interest pursuant to Section 14.01, then such Party shall within ten (10) days of the time limit set for sale in Section 14.01 elect to proceed pursuant to clause 11.04(e)(ii) or to pay for its Cost Share of such Program and, if such election is not made, shall be deemed to have elected to proceed pursuant to clause 11.04(e)(ii). If such Party has elected or is deemed to have elected to proceed pursuant to clause 11.04(e)(ii) or to pay for its Cost Share as provided above, it shall not be entitled to revoke such election.

Section 11.05    ANNUAL DEVELOPMENT PROGRAMS
                 ---------------------------

         (a) The Operator shall pursuant to paragraph 6.01(a) hereof, once the Approved Development Program has been established, submit annual Plans and Budgets, outlining its proposed activities required to continue or complete, as the case may be, the Approved Development Program. Each Party shall have thirty
                  (30) days from receipt of the said Plan and Budget to submit to the other Parties its suggestions with respect to the Plan and Budget and thereafter a Management Committee meeting shall be called to consider the submissions from the Operator and any submissions from the Parties with a view to approving the said Plan and Budget to establish an Annual Development Program. The Parties shall be obligated to approve any such Plan and Budget, provided the Plan and Budget is consistent in all major respects with the Approved Development Program and in accordance with good Canadian mining practice.

         (b) Notwithstanding paragraph 11.05(a) hereof, in the event that the Management Committee is unable to establish an Annual Development Program pursuant thereto, the Parties so desiring shall submit a proposed Plan and Budget, to establish an Annual Development Program, to each of the other Parties, the Operator and an Independent Consultant. The Independent Consultant shall select the proposed Plan and Budget which is most in accordance with the Approved Development Program and good Canadian mining practice and that Plan and Budget shall be deemed to be the Annual Development Program for that Operating Year.

Section 11.06    CHANGES TO DEVELOPMENT PROGRAMS
                 -------------------------------

Once an Approved Development Program has been established by the Management Committee pursuant to this Article XI, no Material Deviation from the said Program shall occur except by a vote of the Parties holding Participating Interests of more than eighty-five (85%) percent. For the purpose of this
Section 11.06 "Material Deviation" shall only include:

         (a) an increase in design capacity of greater than twenty-five (25%) percent;

         (b) significant change in design of any mill process facilities, processes employed or mine plans; and

         (c) a change in the design of any mill processing facilities, processes utilized or mine plans, which results in a twenty-five (25%) percent increase in the overall cost of the Approved Development Program.

                                  ARTICLE XII
                                  PRODUCTION
                                  ----------

Section 12.01    PRODUCTION RATE
                 ---------------

The Production Rate shall be that rate initially established in the Approved Development Program unless amended by the Management Committee during the meeting to establish the Annual Production Program pursuant to Section 12.02 hereof.

Section 12.02    ANNUAL PRODUCTION PROGRAMS
                 --------------------------

The Operator shall, pursuant to paragraph 6.01(a) hereof, commencing with the Beginning of Commercial Production, submit annual Plans and Budgets respecting activities required to continue with or complete, as the case may be, Production. Each Party shall have thirty (30) days from the receipt of the said Plan and Budget to submit to the Operator and the other Parties its suggestions with respect of the Plan and Budget and thereafter a Management Committee meeting shall be called to consider the submissions from the Operator and any submissions from the Parties with a view to approving the said Plan and Budget to establish an Annual Production Program. In the event an Annual Production Program is not established pursuant to the foregoing, the Operator shall be entitled to maintain Production at the previous level established pursuant to
Section 12.01 and each Party shall bear their Cost Share thereof.

Section 12.03    DISPOSAL OF PRODUCT
                 -------------------

         (a) The Parties will negotiate in good faith with DCS to complete an agreement or agreements between DCS and the Parties for the sale and purchase of all diamond Product produced from the Program Lands ("diamond sale agreement") embodying the principles set forth in Schedule "G" hereto. Any such diamond sale agreement or agreements may be terminated by majority Vote of the Management Committee at any time following the date that MONOPROS holds less than a 10% Participating Interest. Also, any such diamond sale agreement or agreements may be terminated in accordance with its/their terms by majority Vote of the Management Committee, provided that any Party that does not vote in favour of such termination shall be entitled to enter into, or continue, as the case may be, a separate diamond sale agreement between such Party and DCS providing for the sale of such Party's pro rata share of diamond Product to DCS. In such event, the Parties agree that they will enter into good faith negotiations respecting amendments to this Agreement that will determine procedures for the Parties to take their pro rata share of Product in kind. Any other decision with respect to such sale and purchase agreements will also require majority Vote of the Management Committee, provided that any notice provided by the Parties pursuant to Section 9.03 of Schedule "G" shall be made jointly by all Parties.

         (b) At the time when any Approved Development Program is established relating to Products other than diamonds or the Parties are no longer obligated to sell all diamond Product to the DCS, the Parties shall negotiate in good faith to establish procedures for joint marketing of Product or, failing agreement on same, each Party shall be entitled to take their pro rata share of Product in kind. It is acknowledged that if the Parties are no longer obligated to sell all diamond Product to DCS but one or more Parties has elected, pursuant to paragraph 12.03(a) above, to continue selling its pro rata share of diamond Product to DCS, such Party or Parties will not participate in the aforementioned negotiations relating to the joint marketing of diamond Product.

         (c) The Operator shall maintain at its principal Canadian business office records of the weight and screening analysis of Product delivered to DCS and shall furnish the Parties with written monthly reports in respect thereof as reasonably requested by the Management Committee. Such reports shall also include details as to when the Product was shipped to DCS as well as details as reasonably requested by the Management Committee regarding valuations of Product already shipped to DCS which have not already been reported on by the Operator. Copies of Valuation Certificates, as defined in Schedule "G" hereto, not previously delivered shall be included with such reports.

                                 ARTICLE XIII
                              LIABILITY OF PARTIES
                              --------------------

Section 13.01    SEPARATE AND NOT JOINT
                 ----------------------

The rights, duties, obligations and liabilities of the Parties hereto shall be separate as to each Party's respective Participating Interest and not joint or collective. Each Party shall be responsible only for its obligations herein set forth. It is not the intention of the Parties to create a mining, commercial or other partnership or agency relationship between the Parties and this Agreement shall not be construed so as to render the Parties liable as partners or as creating a mining, commercial or other partnership. No Party shall be or deemed to be or shall hold itself out to be the agent of any other Party except in its capacity as Operator.

Section 13.02    OWNERSHIP OF PROPERTY
                 ---------------------

The ownership of beneficial interests in the Joint Venture Property shall be as tenants-in-common in undivided shares according to their Participating Interests. Each Party shall be responsible only for its obligations as herein set forth and shall not in any way be obligated for the debts or obligations of the other Parties.

Section 13.03    EVENTS OF DEFAULT
                 -----------------

A Party shall be in default in the following events, each of which shall for purposes of this Agreement, constitute an "Event of Default":

         (a) if the Party defaults in the due and punctual payment of its Cost Share or any other monies payable under this Agreement when same shall become due and payable;

         (b) if the Party defaults in the performance or observance of any other covenant or term contained in this Agreement to be performed or observed by it;

         (c) if the Party institutes voluntary liquidation, dissolution or winding-up procedures or takes any voluntary proceeding under bankruptcy or insolvency legislation to be adjudicated a bankrupt or for other relief, or if a court of competent jurisdiction adjudges the Party to be a bankrupt, or makes an order which subsists for more than seven (7) days appointing a receiver of the affairs or assets of the Party (and which includes all or any part of the Participating Interest of the Party), or requiring the liquidation, dissolution or winding-up of the Party or if the corporate existence of the Party is otherwise terminated; or

         (d) if a final judgment for the payment of money in excess of One Hundred Thousand ($100,000.00) Dollars is rendered against the Party which may, as such, be enforced against property in the Province of Saskatchewan, and the Party does not discharge the same or provide for the discharge thereof in accordance with its terms or does not procure a stay of execution thereof within sixty (60) days from the date of the entry thereof, or does not, within the said period of sixty
                  (60) days or such longer period during which execution on such judgment shall have been stayed, appeal therefrom or from the order, decree or process upon which or pursuant to which the said judgment shall have been granted, passed or entered and cause the execution thereof to be stayed during such appeal, or if, on the final appeal taken, such order, decree or process is affirmed and the Party does not discharge such judgment or provide for its discharge in accordance with its terms within sixty (60) days after the entry of the order or decree or affirmation.

Section 13.04    DEFAULT NOTICE
                 --------------

         (a) If any Party claims that there has been an Event of Default committed by or affecting any other Party, the Party making such claim may give to the Party alleged to be in default a notice (a "Default Notice") and in the Default Notice shall designate the alleged Event of Default. A copy of the Default Notice shall also be given to all other Parties at such time.

         (b)      The Party alleged to be in default shall:

                  (i) remedy such default within thirty (30) days after the giving of the Default Notice; or

                  (ii) if the default is such that it cannot be remedied within such period of time, promptly commence and diligently continue thereafter to remedy such default; or

                  (iii) within the said thirty (30) days, give the other Parties notice that the Party alleged to be in default denies that the Event of Default has occurred and commence arbitration proceedings pursuant to Article XVI hereof to determine whether the Event of Default has occurred.

Section 13.05    SECURITY FOR PERFORMANCE
                 ------------------------

To secure the performance of the obligations of each Party under this Agreement and the due and punctual payment by each Party of its Cost Share or any other monies payable under this Agreement when the same shall become due and payable, each Party does hereby grant to the others, jointly, a security interest, and does hereby grant, mortgage and charge to and in favour of the other Parties pari passu amongst the other Parties irrespective of any registration or perfection which might otherwise grant priority to one Party over another) all of the following:

         (a)      the share of Product of such Party; and

         (b)      the Participating Interest of such Party.

The security interest, mortgage and charge hereby created shall in no way hinder or prevent a Party at any time or from time to time, until the security interest, mortgage and charge hereby created has become enforceable pursuant to
Section 13.06, from:

         (c) subject to the provisions of this Agreement, selling, assigning, transferring, conveying or otherwise disposing of all or any part of its share of Product, free from such security interest, mortgage and charge, in the ordinary course of its business and for the purpose of carrying on the same;

         (d) selling, assigning, conveying, transferring or otherwise disposing of all or an undivided part of its Participating Interest pursuant to the provisions of this Agreement; or

         (e) granting a security interest, mortgage, pledge, encumbrance or other charge in compliance with Section 3.06 hereof, and any such security interest, mortgage, pledge, encumbrance or charge may rank in priority to the security interest hereby created:

provided that any such action is not in breach of any express provision of this Agreement.

Section 13.06    REMEDIES ON DEFAULT
                 -------------------

If a Default Notice is given and if the Party alleged to be in default does not proceed in the manner contemplated in clause 13.04(b)(i) or (ii), or if such Party, having commenced arbitration proceedings in the manner contemplated in clause 13.04(b)(iii) fails, after the final determination of the question at issue in such proceedings, promptly to commence and diligently continue thereafter to remedy any Event of Default determined in such proceedings to have occurred, the security constituted by Section 13.05 shall become enforceable and the Parties not so in default (the "Non-defaulting Parties") shall have the following rights and remedies:

         (a) if the Event of Default is of the nature referred to in paragraph 13.03(a) or any other failure which is capable of being remedied, the defaulting Party shall, during the period of the continuance of the Event of Default:

                  (i) have no right to attend meetings or to participate in decisions of the Management Committee or any subcommittee thereof, the activities of which shall be conducted as if the only members of the Management Committee and of the subcommittees thereof were those persons appointed to act as representatives of the Non-defaulting Parties and any decision made by such persons shall have been duly made unless the Non-defaulting Parties can be shown to be acting contrary to reasonable financial or good Canadian mining practice or in bad faith;

                  (ii) have no right to exercise any of the rights to which it would otherwise have been entitled under Article XIV hereof; and

                  (iii)    have no right to receive its share of Product;

         (b) if the Event of Default is of the nature referred to in paragraph 13.03(a), the Non-defaulting Parties acting together, shall have the right from time to time to advance to the Operator, pro rata according to their respective Participating Interests, inter se, an amount equal to the Cost Share of the defaulting Party or other payment in arrears, in which event:

                  (i) the defaulting Party shall forthwith pay to the Non-defaulting Parties an amount equal to one hundred and twenty (120%) percent of the amount so advanced plus all costs or expenses (including, without limitation, all standby fees, interest and other financing charges relating thereto) incurred by the Non-defaulting Parties in connection with the matter, it being agreed that the additional twenty (20%) percent above referred to is not intended to be a penalty upon the defaulting Party but rather is a genuine pre-estimate of the minimum liquidated damages which would be suffered by the Non-defaulting Parties in such event, bearing in mind the disruptive effect which such a default would have upon the Joint Venture;

                           (A) with or without taking possession, the Non-defaulting Parties shall be entitled to sell, free and clear of all encumbrances, other than encumbrances created in accordance with this Agreement, all or part of the property pledged and charged by the defaulting Party pursuant to paragraph 13.05(a), either as a whole or in separate parcels, in such manner, at such times and places and upon such terms and conditions as the Non-defaulting Parties shall determine;

                           (B) with or without taking possession, the Non-defaulting Parties shall be entitled upon ninety (90) days prior written notice given to the defaulting Party, to sell, subject to any security interest, mortgage, pledge, encumbrance or other charge contemplated by Section 13.05, all or an undivided part of the property pledged and charged by the defaulting Party pursuant to paragraph 13.05(b), in such manner, at such time and upon such terms and conditions as the Non-defaulting Parties shall determine; and

                           (C) subject to clause (iii) of this paragraph 13.06(b), the net proceeds from any sale effected pursuant to this clause (i) shall be applied to the extent required to discharge the payment obligations of the defaulting Party hereunder and the balance, if any, of such proceeds shall be paid to the defaulting Party;

                  (ii) all monies paid or applied in satisfaction of amounts owing under this paragraph 13.06(b) shall be applied firstly to satisfy amounts owing other than the Cost Share or other payments advanced pursuant to clause 13.06(b)(i) and thereafter to such Cost Share or other payments;

                  (iii) upon payment of all amounts owing by a defaulting Party under this paragraph 13.06(b), the defaulting Party shall cease to be a defaulting Party and, to the extent of the Participating Interest (if any) of the defaulting Party at such time, shall be entitled to resume full exercise of its rights hereunder, provided that such Party is not otherwise in default hereunder in such manner that the rights and remedies contained in this Section 13.06 are then applicable;

         (c) subject as hereinafter provided in this paragraph 13.06(c), if the Event of Default is of the nature referred to in paragraph 13.03(a), paragraph 13.03(c) or paragraph 13.03(d), or is a failure of the nature referred to in paragraph 13.03(b) which is capable of being remedied, and if the Event of Default has not been remedied by or on behalf of the defaulting Party within one hundred and eighty (180) days from the time when the remedies set forth in this Section
                  13.06 first become available, the Non-defaulting Parties acting together, shall have the right, to be exercised by written notice to the defaulting Party at any time during the continuation of the Event of Default, to elect to purchase all of the Participating Interest of the defaulting Party at a purchase price equal to ninety (90%) percent of the fair market value thereof as of the date of such notice, such fair market value to be established by agreement within ninety
                  (90) days from the giving of the notice or, failing agreement within those ninety (90) days, as determined by arbitration in accordance with Article XVI.

                  Any amounts which, as of the closing, are owing by the defaulting Party to the Non-defaulting Parties in respect of any expenses or costs incurred by the Non-defaulting Parties on behalf of the defaulting Party relating to the Joint Venture, shall be deducted from the purchase proceeds payable to the defaulting Party under this paragraph 13.06(c). Such amount of the purchase proceeds shall be paid to the Non-defaulting Parties and applied to such amounts owing to the Non-defaulting Parties in this paragraph 13.06(c).

                  If notice under this paragraph 13.06(c) is given, the defaulting Party shall sell its Participating Interest to the Non-defaulting Parties. The provisions of clause 13.06(c)(i) shall apply to the purchase and sale. Notwithstanding Section
                  13.09 hereof, if the Non-defaulting Parties proceed in the manner stated in this paragraph 13.06(c), such Parties shall be deemed to have exercised the right contained herein in lieu of all other rights, at law or in equity, against the defaulting Party by reason of the Event of Default. The right of the Non-defaulting Parties contained in this paragraph 13.06(c) to purchase at a discount is not intended to impose a penalty upon the defaulting Party, but rather the stated discount from fair market value is a genuine pre-estimate of the minimum liquidated damage which would be suffered by the Non-defaulting Parties in such event, bearing in mind the disruptive effect which a prolonged Event of Default would have upon the Joint Venture. Notwithstanding anything contained in this paragraph 13.06(c), the Non-defaulting Parties shall not have the right to purchase the Participating Interest of the defaulting Party if, prior to the time when such right would otherwise have first been available, any person who has a mortgage hypothecation, pledge, charge, assignment or other grant of a security interest in respect of the Participating Interest of the defaulting Party (or any person acquiring a Participating Interest through such person) has, in the realization of its security interest, executed a counterpart of this Agreement as contemplated in section 3.06 and if such person is not, at such time, in default of its obligations as a Party hereunder.

                  The following provisions shall also apply to this paragraph 13.06(c):

                  (i) the Non-defaulting Parties shall pay the purchase proceeds payable to the defaulting Party under this paragraph 13.06(c) by certified cheque or bank draft, or such other form of payment as is acceptable to all Parties concerned, at a closing to be held forty-five (45) business days after the determination of the purchase price;

                  (ii) if any interest of the defaulting Party in any agreement is assigned or transferred to the Non-defaulting Parties as a part of the transaction of sale under this Section 13.06, the defaulting Party shall fulfill all of its obligations thereunder to the date of the closing and shall indemnify the Non-defaulting Parties in respect of all such obligations. The Non-defaulting Parties shall fulfill all obligations of the defaulting Party under such agreements, which arise from and after the closing date, and shall indemnify the defaulting Party in respect of all such obligations;

                  (iii) at the closing, the defaulting Party shall deliver such assignments, transfers and other assurances as may reasonably be required to assure the Non-defaulting Parties that the Participating Interest sold by the defaulting Party has been conveyed, free and clear of all claims, charges, liens and encumbrances, other than encumbrances created in accordance with this Agreement, and provided that if any builders' lien claim in respect of the Program Lands exists as of the closing date which, having been diligently defended, is thereafter found to be valid, then the purchase price in respect of the transaction shall be deemed to be reduced to the extent of the defaulting Party's Cost Share in respect of such valid lien claim, and the defaulting Party shall promptly make the appropriate refund.

Section  13.07    FURTHER ASSURANCES
                  ------------------

From time to time the Parties shall execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto for any one or more of the following purposes:

         (a) confirming or better evidencing the mortgage and charge and security interest referred to in Section 13.06;

         (b) amplifying the description of any property hereby made subject to a security interest; and

         (c) confirming that the security interest in the property referred to in Section 13.06 is subordinated and subject to the priority of the mortgages, hypothecs, pledges, charges, assignments or other security interest contemplated by paragraph 13.05(e).

Section  13.08    LIABILITY
                  ---------

Notwithstanding anything herein contained, in no event shall any Party be liable to any other Party in respect of economic, incidental or consequential losses or damages arising out of any Event of Default or indemnity hereunder.

Section 13.09     OTHER REMEDIES
                  --------------

Subject to Section 13.06(c) and without restricting this Article XIII, the Non-defaulting Parties shall have any other rights and remedies available at law or in equity, which may be exercised in the alternative, concurrently or cumulatively. No delay or omission by any Non-defaulting Party in exercising its rights and remedies hereunder shall operate as a waiver thereof or of any other right or remedy and no single or partial exercise thereof shall preclude any other future exercise thereof or exercise of any other right or remedy.

                                  ARTICLE XIV
                                   TRANSFERS
                                   ---------

Section 14.01     RIGHT OF REFUSAL ON TRANSFERS
                  -----------------------------

If a Party (denoted in this Article XIV as the "Vendor") shall wish to sell, assign, transfer, convey or otherwise dispose of all or part of its Participating Interest in the Program Lands or a Project Area (herein called the "Offered Interest") (the Parties being absolutely prohibited from selling, assigning, transferring, conveying or otherwise disposing of any interest other than all or part of its Participating Interest) at any time during the currency of this Agreement, the other Parties hereto then having a Participating Interest in the Program Lands or Project Area affected (hereafter in this Section 14.01 called the "Purchasers") shall be entitled to a right of refusal in respect thereof as follows:

         (a) the Vendor shall first obtain from a third party or third parties, which may include another Party to this Agreement, (herein collectively called the "Third Party") an irrevocable offer to purchase the Offered Interest for cash, subject to the rights of the Purchasers pursuant to this Article (herein called the "Third Party Offer");

         (b) the Vendor shall give written notice (hereafter called the "Offering Notice") to the Purchasers of the Vendor's desire to sell. The Offering Notice shall describe the Offered Interest that is offered for sale, and shall also state the cash consideration and other terms on which the sale and purchase is desired to be made by the Vendor to the Third Party. The Offering Notice shall have attached to it a copy of the Third Party Offer;

         (c) the offer in the Offering Notice shall be open for acceptance (denoted in this Article as the "Acceptance Period") from receipt of the Offering Notice for a period of ninety (90) days following the receipt by all of the Purchasers of the Offering Notice. The Offering Notice shall be irrevocable by the Vendor during the Acceptance Period;

         (d) the Purchaser or Purchasers shall be entitled to acquire all, but not part of, the Participating Interest offered for sale for the consideration and upon the terms referenced in paragraph (b) hereof. In the event that there are two (2) or more Purchasers, such Purchasers shall purchase the Participating Interest offered in the ratios they agree upon or failing agreement, pro rata according to the respective Participating Interests, as of the date of the Offering Notice, of the Purchasers who wish to buy the Participating Interest offered for sale;

         (e) in the interests of co-ordinating any purchase from the Vendor, each Purchaser intending to buy shall endeavour to advise the other Parties (other than the Vendor) at least thirty (30) days prior to the expiration of the Acceptance Period, stating the limit, if any on the amount of the Participating Interest which the Purchaser wishes to buy from the Vendor. The Purchasers shall use their best efforts to communicate closely among themselves with a view to agreeing prior to the expiration of the Acceptance Period upon the amount of Participating Interest each of them shall acquire from the Vendor. The Parties acknowledge that the Purchaser having advised or communicated with any other Party as aforesaid shall not obligate such Purchaser to exercise or preclude it from exercising its right of first refusal as otherwise contemplated in this Section 14.01;

         (f) if no Purchaser(s) gives notice of acceptance pursuant to paragraph 14.01(c) at the price and on the terms offered in the Offering Notice, then the Purchasers shall give to the Vendor, prior to the conclusion of the Acceptance Period, written approval of the sale of the Offered Interest to the Third Party, such approval not to be unreasonably withheld. The Parties hereto acknowledge that it shall be reasonable for the Purchasers to withhold their approval in the event:

                  (i) the Third Party has been found to be guilty of committing a crime under the Criminal Code (Canada) or under other similar legislation in any other jurisdiction based upon a finding of dishonesty or unconscionable practices; or

                  (ii) the sale to the Third Party would prevent the continuation of any license, permit, approval or other permission necessary to continue operations pursuant to this Agreement;

         (g) if the sale of the Offered Interest to the Third Party has been approved pursuant to paragraph (f) above, the Vendor shall be entitled to sell the Offered Interest to the Third Party within a period of one hundred twenty (120) days after the expiration of the Acceptance Period at a price equal to or greater than the price stated in the Offering Notice and upon other terms and conditions not less favourable to the Vendor than those stated in the Offering Notice;

         (h) if the Vendor does not sell, assign, transfer, convey or otherwise dispose of its Participating Interest or undivided part thereof in compliance with one of the methods provided for in this Section 14.01, then any subsequent sale of the Participating Interest or any undivided part thereof which the Vendor wishes to make shall again be subject to all of the provisions of this Section 14.01;

         (i) if any law, regulation or policy of general application of any government in Canada requires the prior approval of such government or any department or agency thereof to permit an acquisition by any Party to whom an interest is offered pursuant to paragraph 14.01(a), the ninety (90) day period referred to in Section 14.01(c) shall be extended by such additional number of days as may be reasonable in the circumstances, provided that the person intending to acquire the interest diligently pursues all reasonable measures to obtain such approval or authorization;

         (j) Section 14.01 shall not apply as a result of any conveyance resulting from the application of the remedial provisions of any pledge or encumbrance permitted by Section 3.06 hereof by the pledgee or encumbrancee (subject to the rights of the other Parties as referenced in paragraph 3.06(b)).

Section 14.02     EXEMPT TRANSFERS
                  ----------------

Any Party (hereinafter denoted as the "Assignor") shall have the right notwithstanding Section 14.01 but subject to Section 14.03 hereof to:

         (a) carry out a merger, reorganization, consolidation, share issuance, purchase or redemption; or

         (b) sell, transfer or otherwise dispose of all or part of its Participating Interest to an Affiliate provided the transferee shall assume the obligations of such Party hereunder and become a Party to this Agreement. The Assignor shall guarantee the performance and obligations assumed by the transferee unless in the opinion of the Management Committee, acting reasonably, such Affiliate has financial strength comparable to the Assignor, in which case the Assignor shall be released from all obligations under this Agreement.

The Parties acknowledge that the intent of this Section is to permit those transactions above-referenced and not to allow a third party (an "Assignee") to acquire legal, beneficial or equitable ownership of the Participating Interest by virtue of the aforesaid transaction.

Section 14.03     SALE OF SHARES
                  --------------

         (a) If the Assignor sells, assigns, transfers, conveys or otherwise disposes of its Participating Interest to an Assignee in a circumstance which would otherwise be an exempt transaction within the provisions of Section 14.02 and has, at the time of the otherwise exempt transaction, as one of its objectives, the proof of which shall be upon the Party seeking to challenge the status of the transaction, the intention of the eventual disposition, directly or indirectly, of the Assignor's Participating Interest to a person other than the Assignee or an Affiliate thereof, the Assignor shall not be entitled to rely upon Section 14.02 and the transaction shall not be an exempt transaction for purposes of that Section.

         (b) Without limitation, a Party shall be deemed to have had the objective described in paragraph 14.03(a) if, within one (1) year from the date of the otherwise exempt transaction, a controlling interest in the shares or other evidences of ownership of the Assignee is assigned, transferred, conveyed or otherwise disposed of to any person other than an Affiliate of the Assignee.

         (c) Any sale, assignment, transfer, conveyance or other disposition of a Party's Participating Interest that would, but for the provisions of this Section 14.03, be an exempt transaction shall be made in accordance with Section 14.01. Without limiting any remedies available at law to any Party, if such a transaction is made or intended to be made other than in accordance with Section 14.01, the Assignor and Assignee shall be liable to an injunction to prevent or prohibit such transaction and/or a mandatory injunction or other order to cause the reconveyance by the Assignee of the Assignor's Participating Interest conveyed under such transaction and/or such other order, decree or judgement as may seem appropriate to a court of competent jurisdiction in Saskatchewan.

         (d) No Party shall have the right to object to or take any proceedings in respect of, any transaction made or purported to be made pursuant to Section 14.02 on the grounds that such transaction is, by reason of this Section 14.03, not an exempt transaction unless such objection is made known to the Assignor within two (2) years of the date of such transaction.

Section 14.04     TRANSFER OF INTEREST IN THE PROPERTIES
                  --------------------------------------

Any and all sales, assignments, transfers or dispositions made by any Party (or its successors in interest) of its Participating Interest shall be subject to the terms, covenants and conditions of this Agreement and all applicable laws and regulations. The terms of this Agreement shall be deemed to be covenants running with the Participating Interest acquired hereunder and with all such sales, assignments, transfers or dispositions thereof. The Parties shall require any and all transferees of a Participating Interest to execute a counterpart of this Agreement thereby agreeing to be bound by the terms and provisions of this Agreement in the same manner and to the same extent as though the transferee had been a Party in the first instance.

Section 14.05     PARTITION
                  ---------
Each of the Parties hereby waives the benefit of all provisions of law, as now in effect, or as enacted in the future, relating to actions for partition or sale of real and personal property and agrees that it will not resort to any action at law or in equity to partition or sell any real or personal property subject to this Agreement.

Section 14.06     MINIMUM INTEREST
                  ----------------

No Party shall in any circumstances be entitled to sell, transfer or otherwise dispose of less than a five (5%) percent Participating Interest or any Participating Interest which would result in the transferor having a Participating Interest of less than five (5%) percent.

                                  ARTICLE XV
                            TERM AND MODIFICATION
                            ---------------------

Section 15.01     TERMS OF THIS AGREEMENT
                  -----------------------

This Agreement shall remain in full force and effect for so long as more than one Party holds a Participating Interest in the Joint Venture Property, and so long as the foregoing is applicable, the term of this Agreement shall be from the Effective Date until the latest of:

         (a) the date upon which the Mineral Dispositions for all of the Program Lands have terminated;

         (b) the date upon which the surface leases on all of the Program Lands have terminated;

         (c) the date upon which the Parties completely fulfill all obligations to decommission and reclaim the Joint Venture Property which may be imposed by law or by the terms of any mineral lease or surface lease; and

         (d) the date upon which the Parties complete the salvage and liquidation activities.

Section  15.02    EFFECT OF TERMINATION
                  ----------------------

The termination of this Agreement and the distribution of the Joint Venture Property shall not relieve the Parties hereto from any obligations accruing to them under this Agreement or in consequence of operations performed pursuant to this Agreement prior to the expiration or termination date.

Section  15.03    EFFECT ON 1989 AGREEMENT AND ON 1992 AGREEMENT
                  ----------------------------------------------

The Parties acknowledge and agree that this Agreement is a restatement of and amendment to the 1992 Agreement between CAMECO, UEM and MONOPROS which was in turn a restatement of and amendment to the 1989 Agreement between CAMECO and UEM. Accordingly, such agreements are not terminated but rather are continued and restated by this Agreement.

                                 ARTICLE XVI
                              DISPUTE RESOLUTION
                              ------------------

Section 16.01     SETTLEMENT OF DISPUTES
                  ----------------------

In the event any difference or dispute shall arise between the Parties in respect of this Agreement (other than any difference or dispute concerning the establishment of Annual Exploration Programs, Annual Production Programs or the establishment of Project Areas and all matters involved in the establishment of the Approved Development program, which difference or dispute shall be resolved by the Management Committee or by an Independent Consultant, where applicable) or in the event the appointment of an Independent Consultant is specifically provided for in this Agreement but the Management Committee fails to make such appointment, such difference or dispute shall be submitted to arbitration under and pursuant to The Arbitration Act, 1992 of the Province of Saskatchewan. Such arbitration may be initiated by any Party by giving written notice to the Operator and all other Parties and failing the agreement of the Parties upon a suitable arbitrator within thirty (30) calendar days after receipt of the aforesaid notice by all Parties, then an arbitrator shall be named by a Judge of the Court of Queen's Bench as provided in The Arbitration Act, 1992. Any arbitrator appointed to resolve a dispute concerning financial or accounting matters, including without limitation, any matter referred to in Section 20.17 hereof, shall be a member of a Canadian national firm of chartered accountants. The arbitrator so appointed shall sit in Saskatoon, unless there is unanimous agreement of the Parties that he shall sit at another place in the Province of Saskatchewan and shall hear and dispose of such dispute in such manner as the arbitrator, in his discretion, shall determine, but in so doing he shall be required to receive the submissions of the Parties. The decision of the arbitrator shall be rendered in writing with all reasonable speed and shall be final and binding upon the Parties and shall not be subject to appeal or to review by certiorari or otherwise, by any court or tribunal whatsoever.

Section 16.02     COST OF ARBITRATION
                  -------------------

Unless the Parties agree to share the costs of arbitration in the same ratio as they hold Participating Interests (or in some other ratio agreed upon), the arbitrator shall determine what part of the costs and expenses incurred in any such proceeding shall be borne by each Party participating in the arbitration.

                                 ARTICLE XVII
                               CONFIDENTIALITY
                               ---------------

Section 17.01     INFORMATION
                  -----------

         (a) The Parties agree that all information they may receive as a result of or in connection with the work carried out under the provisions of this Agreement shall be the exclusive property of the Parties, shall be classified as secret and treated as proprietary and shall not be shared or traded with others without the prior written consent of the Parties then having a Participating Interest, such consent not to be unreasonably withheld provided the third parties execute a written confidentiality undertaking. Notwithstanding the foregoing, any Party may at any time and without the consent of the other Parties make a disclosure that would otherwise be prohibited by the foregoing if such disclosure is required by virtue of any law or regulation to which it is subject or made to an Affiliate or, where necessary or advisable, to consultants, financial advisers, lenders or a potential bona fide purchaser of Product or transferee of an interest under
                  Section 14.01 or 14.02 hereof or, when required by by-law, policy or other rule, to securities regulatory bodies having jurisdiction and stock exchanges; excepting that each such Affiliate, consultant, financial adviser, lender or any potential bona fide purchaser of Product or transferee of a Participating Interest under Section 14.01 or 14.02 hereof shall, prior to any disclosure, be required to provide a written confidentiality undertaking to the Parties. Furthermore, each Party shall endeavour on a best efforts basis to restrict the disclosure of information required to a potential purchaser of Product or of a Participating Interest hereunder to the information required to finalize the sale.

         (b) No member of the Management Committee shall make statements on behalf of the Joint Venture excepting that the Chairman of the Management Committee may from time to time be specifically authorized by the Management Committee to make such statements on behalf of the Joint Venture as may be necessary or desirable in the best interests of the Joint Venture.

         (c) Notwithstanding paragraph 17.01(b), the Chairman may make statements about the operations of the Joint Venture on the Program Lands considered in his opinion to be in the best interests of the Joint Venture if the circumstances require same; however, the Chairman hereby undertakes on a best efforts basis to consult with all the Parties if possible before so proceeding and shall distribute a written text of his statement to all Parties immediately thereafter.

         (d) Notwithstanding any other provision of this Section 17.01, the Operator may make a disclosure about the operations of the Joint Venture on the Program Lands:

                  (i) if such disclosure is required by virtue of any law or regulation to which it is subject;

                  (ii) if such disclosure is considered in the opinion of the Operator to be in the best interests of the Joint Venture, in the event the circumstances require same, however the Operator shall endeavour to consult with each Party if possible before so proceeding and it shall distribute a written summary of the disclosure or a written text of its press release, as the case may be, to the Parties immediately thereafter; or

                  (iii) if such disclosure is necessary for the Operator to enter into contracts, however the Operator shall in such event obtain a written confidentiality undertaking in advance from each party privy to the aforesaid confidential information;

                  but shall otherwise be prohibited from making any disclosure or statement to the media or to issue any press release respecting any thing or matter arising from this Agreement without the prior written consent of the Management Committee and in such event, copies of any such statement or release shall be transmitted to each of the Parties in the most expeditious manner.

Section 17.02     SURVIVAL
                  ---------

Notwithstanding anything contained in this Agreement, the obligations contained in this Article XVII shall be binding upon any party which was at any time a Party to this Agreement and shall survive for a period ending three (3) years following the date that no further Exploration Work, Development Work or Production is being carried out by the Parties on the Program Lands, pursuant to this Agreement, provided that the obligations contained in this Article XVU with respect to information concerning the individual Parties or any concepts, ideas or know-how of such Parties which is not Joint Venture Property, shall survive indefinitely.

                                 ARTICLE XVIII
                                 FORCE MAJEURE
                                 -------------

Section 18.01     SUSPENSION OF OBLIGATIONS
                  -------------------------

         (a) The obligations, save for payment of a Cost Share of a Program, of the Operator or any Party shall be suspended as to any portion of the Program Lands for the reasons and causes and during the time and to the extent that the same or similar obligations are suspended under any lease or other instrument covering such portion of such Program Lands and shall be suspended during such time and to the extent that the performance of its obligation is prevented, in whole or in part, by strikes, lockouts, acts of God, actions of elements, laws, rules and regulations of governmental bodies or agencies thereof, unavoidable accidents, delays in transportation, inability to obtain or delay in obtaining necessary materials, facilities and equipment in the open market, delays relating to environmental claims or inquiries, delays relating to claims made by aboriginal groups or any other cause, except financial, whether similar or dissimilar to those specifically enumerated, beyond the reasonable control of the Operator or such Party, as the case may be.

         (b) In the event that any such cause should arise, the Party affected shall, as soon as practical, advise the other Parties in writing of the occurrence of such cause and shall take such action as may reasonably be available to it to endeavour to eliminate such cause, provided that no Party shall be required to settle strikes, lockouts or other labour difficulties contrary to its wishes.

                                  ARTICLE XIX
                              PATENTS AND KNOWHOW
                              -------------------

Section 19.01     OWNERSHIP OF DISCOVERIES
                  ------------------------

         (a) All designs, improvements, discoveries, concepts, ideas, know-how and inventions (hereinafter denoted as "Discoveries"), whether or not capable of industrial or intellectual property protection under any applicable legislation, made or conceived or reduced to practice by the Operator, its employees or agents, in performing services under this Agreement, shall be the property of the Parties as tenants-in-common at the time of the making of the Discoveries, provided that Discoveries for purposes of this
                  Article XIX shall not include any concepts, ideas or know-how which constitute proprietary information owned, held or developed by an individual Party or any of its Affiliates independently of the other Parties; however, any concepts, ideas or know-how developed by a Party or any of its Affiliates for use by the Joint Venture as a result of such Party or Affiliate performing services for the Joint Venture on a contract basis shall, subject to the provisions of any agreement with the Operator pursuant to which such services are performed, be considered as Discoveries for purposes of this Agreement.

         (b) Notwithstanding Section 19.02(c) hereof, the ownership interest of each of the Parties in the Discoveries shall be pro rata according to its Participating Interest at the time of any Discovery. The Discoveries shall not form a part of the Joint Venture Property, but shall be owned by, and to the extent practicable shall be registered in the names of, the Parties as tenants-in-common.

Section 19.02     RIGHTS OF USER
                  --------------

         (a) Each of the Parties hereby grants to the other Parties and to the Operator the irrevocable, non-exclusive, non-transferable and royalty-free right of use of the Discoveries as follows:

                  (i) for use by the Parties and the Operator in the Joint Venture; and

                  (ii) for use by any of the Parties, any Affiliate and any of their successors, in any business operation in which any such Party or Affiliate thereof, or any of their successors, owns not less than 25% of the voting shares or other voting units of participation therein.

         (b) Each of the Parties agrees to grant to any person who acquires a Participating Interest pursuant to the provisions of this Agreement the irrevocable, non-exclusive, non-transferable (except to persons who subsequently acquire a Participating Interest) and royalty-free right of user of the Discoveries for use in the Joint Venture.

         (c) The Parties having an ownership interest in any Discovery may, after consultation among them, determine whether the Discovery is capable of being afforded industrial or intellectual property protection and if so, those Parties desiring to seek such protection, by way of a patent, industrial design or otherwise, shall proceed to obtain such protection and shall bear the costs and expenses thereof (which shall not be a Joint Venture expense) on a pro rata basis according to their Participating Interests or as otherwise agreed. The proceeding Parties may, after consultation among them, and with the approval of those proceeding Parties who together have borne at least a fifty (50%) percent share of the aforesaid costs and expenses, grant a licence to any person for the use of such Discovery, provided that every such grant shall be on reasonable commercial terms. The proceeding Parties shall share the benefits of any licence granted hereunder in the same ratio by which they were responsible for the costs and expenses.

Section  19.03    SURVIVAL
                  --------

Notwithstanding anything contained in this Agreement, the obligations contained in the Article XIX shall survive any expiration or termination of this Agreement or any assignment, transfer, conveyance, other disposition or forfeiture of rights hereunder.

                                   ARTICLE XX
                                 MISCELLANEOUS
                                 -------------

Section 20.01     CONSTRUCTION OF AGREEMENT
                  -------------------------

This Agreement shall be interpreted and construed in accordance with the laws in force from time to time in the Province of Saskatchewan and this Agreement shall be deemed to have been executed in the Province of Saskatchewan.

Section  20.02    LIQUIDATION OF ASSETS AND DECOMMISSIONING

(a) Subject to paragraph 20.02(d) hereof, upon the final cessation of mining and milling activities under this Agreement and provided additional Commercial Quantities of Minerals have not been discovered and no custom milling arrangement is available which would be in the best interests of the Joint Venture, the Parties shall salvage and liquidate the Joint Venture Property and complete all required decommissioning, reclamation and environmental cleanup. The proceeds from such salvage and liquidation shall be distributed, after deducting the costs related thereto, to the Parties according to their Participating Interests at the time of liquidation.

(b) The Parties agree that the Management Committee shall annually, within 60 days after the end of each calendar year, estimate the decommissioning, reclamation and environmental clean-up costs (collectively herein called the "Decommissioning Costs") for work that has been completed by the Joint Venture as at the end of such calendar year.

                  The Operator shall establish for each Party a notional account ("Notional Account") to which will be added such Party's pro rata share of the estimated

                  Decommissioning Costs when first calculated plus its pro rata share of any increases to the aggregate amount of the estimated Decommissioning Costs from time to time. Such pro rata share will be based upon each Party's Participating Interest as at the end of each calendar year. It is acknowledged that the Parties' Notional Accounts may be adjusted from time to time pursuant to clause 10.01(b)(iii) hereof and this paragraph 20.02(b). Each Party shall be liable for that portion of total Decommissioning Costs equal to the balance in its Notional Account from time to time plus its pro rata share based upon the Parties' respective Participating Interests, of any actual Decommissioning Costs exceeding the aggregate estimated Decommissioning Costs as reflected by the aggregate of the Notional Accounts. Such liability shall not be decreased by any decrease in the Participating Interest of such Party unless the person acquiring a Participating Interest from such Party agrees to assume the applicable pro rata share of such liability, based upon the Participating Interest acquired. A Party acquiring a Participating Interest of another Party whose Participating Interest is diluted as a result of the operation of paragraphs 7.02(b) or 11.04(e) shall not be considered to assume any Decommissioning Cost liability of the diluting Party unless the acquiring Party specifically agrees to assume such liability. If a Party assumes any of the Decommissioning Cost liability of another Party, the Notional Accounts of both such Parties shall be adjusted accordingly.

         (c) The Parties agree that at any time the Management Committee may decide by majority Vote to establish a decommissioning fund to be contributed to by the Parties and to be used to pay for Decommissioning Costs. If such a fund is established, each Party shall contribute thereto an amount equal to the balance in such Party's Notional Account from time to time or such lesser amount as may be determined by the Management Committee, subject always to any applicable laws concerning the establishment and maintenance of such a fund. If such a fund is established and the balance of a Party's Notional Account is later decreased, the Party shall be entitled to withdraw from the fund a sufficient amount so that the amount contributed to the fund is not greater than the balance in such Party's Notional Account. Such contributions shall be made at such times as may be determined by the Management Committee and shall consist of cash or such form of liquid securities as may be approved by the Management Committee from time to time, acting reasonably. Such fund shall be deposited with a financial institution to be determined by the Management Committee.

         (d) Any income from any decommissioning fund established pursuant to paragraph 20.02(c) above or clause 10.01(b)(iii) hereof shall be allocated, but not actually paid, among the Parties pro rata according to their Participating Interests as at the end of the fiscal year in which such income was earned. Each such Party shall be entitled to withdraw from any such decommissioning fund 50% of the income so allocated to it in order to pay the income taxes relating to the allocation of such income to it.

         (e) Notwithstanding paragraph 20.02(a) hereof, in the event any of the Parties to this Joint Venture Agreement wish to purchase all or part of the saleable assets of the

                  Joint Venture, they shall provide written notice to the other Parties within, sixty (60) days of the cessation of mining and milling activities. In the event only one (1) Party wishes to purchase the subject assets, it shall be obligated to purchase those assets at fair market value and in the absence of an agreement between the Parties as to what constitutes fair market value, the matter shall be referred to arbitration. In the event more than one Party wishes to purchase the subject assets, each Party shall be required to tender a sealed bid with respect to the purchase of the assets to an agreed depository. The said tenders shall then be opened and the Party with the highest tender shall be obligated to purchase all of the assets. Any disputes with respect to the aforesaid procedure shall be resolved by a reference to arbitration.

Section 20.03     NOTICE
                  ------

Any notice or other communication required or permitted to be given hereunder or for the purposes hereof (hereinafter in this Section 20.03 called a "notice") to any Party shall be in writing and shall be sufficiently given if delivered personally to such Party, or if sent by prepaid registered mail or if transmitted by telecopy or other form of recorded communication to such Party:

         (a)      in the case of notice to CAMECO at:

                  2121-11th Street West
                  Saskatoon, Saskatchewan
                  S7M 1J3

                  Telecopier:       (306)956-6312
                  Attention:        Vice-President Exploration

         (b)      in the case of UEM at:

                  1300, 410 - 22nd Street East
                  Saskatoon, Saskatchewan S7K 5T6

                  Telecopier:       (306)652-3731
                  Attention:        Vice-President Exploration

         (c)      in the case of MONOPROS at:

                  WaterPark Place, Suite 1510
                  10 Bay Street
                  Toronto, Ontario
                  M5J 2R8

                  Telecopier:       (416) 363-4278
                  Attention:        Senior Vice-President

         (d)      in the case of KENSINGTON at:

                  Suite 408, 1200 West Pender Street
                  Vancouver, British Columbia
                  V6E 2S9

                  Telecopier:       (604) 681-9205
                  Attention:        Mr. Clive Newall

or at such other address as the Party to whom such notice is to be given shall have last notified the Party giving the same in the manner provided in this
Section 20.03. Any notice delivered to the party to whom it is addressed as hereinbefore provided shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day, then the notice shall be deemed to have been given and received on the Business Day next following such day. Any notice mailed as aforesaid shall be deemed to have been given and received on the second Business Day next following the date of its mailing provided no postal strike is then in effect or comes into effect within two Business Days after such mailing. Any notice transmitted by telecopy or other form of recorded communication shall be deemed given and received on the day of its transmission if such day is a Business Day and if not on the next following Business Day.

Section 20.04     FURTHER ACTS
                  ------------

The Parties shall from time to time and at all times do such further acts and things and execute all such further documents and instruments as may be reasonably required in order to carry out and implement the true intent and meaning of this Agreement.

Section 20.05     WAIVER OF STATUTES
                  ------------------

         (a) The Parties agree that The Land Contracts (Actions) Act of Saskatchewan shall have no application to this Agreement or to any agreement contemplated by or in implementation of any provision of this Agreement, including, without limitation, any agreement by a Party to purchase the interest of any other Party in the Joint Venture Property or in this Agreement.

         (b) The Parties agree that The Limitation of Civil Rights Act of Saskatchewan shall have no application to:

                  (i)      this Agreement;

                  (ii) any agreement or instrument renewing or extending or collateral to this Agreement including without limitation, any agreement by a Party to purchase the Participating Interest of any other Party in the Joint Venture Property; or

                  (iii) the rights, powers and remedies of any Party under this Agreement and under any of the agreements or instruments referred to in clause (b)(ii) of this Section.

Section 20.06     SUCCESSORS AND ASSIGNS
                  ----------------------

This Agreement shall enure to the benefit of and shall be binding upon the Parties hereto and their respective successors and assigns as permitted.

Section 20.07     TIME OF ESSENCE
                  ---------------

Time shall be of the essence of this Agreement.

Section 20.08     AMENDMENTS
                  ----------

No modification, variation, amendment or termination by mutual consent, of this Agreement, and no waiver of the performance of any of the responsibilities of any of the Parties to this Agreement shall be effected unless such action is taken in writing, executed by all of the Parties hereto, excepting that the foregoing shall not apply where an express provision of this Agreement permits such modification, variation, amendment or termination pursuant to a Management Committee Vote or pursuant to any other means and in such instance the said provision shall apply.

Section 20.09     ENTIRE AGREEMENT
                  ----------------

Subject to Section 15.03 hereof and except for the provisions of the KENSINGTON Purchase Agreement, all of the agreements and understandings between the Parties with respect to the Joint Venture and with respect to any Program Lands are embodied in this Agreement which supersedes all prior agreements and understandings between the Parties with respect to the Joint Venture and with respect to any Program Lands.

Section 20.10     COVENANTS RUN WITH THE PROPERTY
                  -------------------------------

The benefit and obligation of the provisions of this Agreement shall be considered to be covenants running with the Participating Interests of each of the Parties in the Joint Venture Property and, accordingly, no Party shall sell, assign, transfer, convey or otherwise dispose of any part of its Participating Interest except subject to the terms of this Agreement.

Section 20.11     RIGHT TO ACQUIRE INTEREST
                  -------------------------

Notwithstanding anything to the contrary herein contained, any right of any Party to acquire any Participating Interest from any other Party shall cease, determine and be at an end not later than the expiration of twenty-one (21) years after the death of the last surviving lawful descendant of Her Majesty Queen Elizabeth II of England living on the Effective Date. In the event that the rule against perpetuities is abolished in the Province of Saskatchewan so that it no longer applies to the Joint Venture Property, this Section 20.11 shall thereupon be deemed to be deleted herefrom.

Section 20.12     FORMAL TRANSFERS
                  ----------------

In connection with the transfer of any interest in the Joint Venture Property pursuant to a sale, assignment, transfer, conveyance or other disposition made pursuant to this Agreement, the

Parties shall from time to time execute and deliver such instruments in recordable form as may be required to formally effect such transfer and to evidence or record such transfer. In addition, the Parties shall execute such further agreements, conveyances, assurances or other instruments as may be reasonably requested by any Party to effectuate the intent of any provision of this Agreement.

Section 20.13     SEVERABILITY
                  ------------

Each of the covenants, provisions, Articles, Sections and other subdivisions hereof is severable from every other covenant, provision, Article, Section and subdivision and the invalidity or unenforceability of any one or more convents, provision, Articles, Sections or other subdivisions of this Agreement shall not affect the validity or enforceability of the remaining covenants, provisions, Articles, Sections and other subdivisions hereof.

Section 20.14     RETROACTIVE APPROVAL
                  --------------------

The Parties hereto ratify, confirm and approve all minutes, actions and decisions by the Parties and the Operator, which relate to the Joint Venture, taken between the Effective Date and the date of execution of this Agreement and which have been disclosed to the Parties so ratifying, confirming and approving.

Section 20.15     MONOPROS TO ARRANGE VISITS
                  --------------------------

If at any time samples produced by the Parties are analyzed by the DeBeers Group of companies in South Africa then from time to time as may be reasonably requested by the Operator. MONOPROS will arrange visits by employees of the Operator, to the operations of the DeBeers Group of companies in South Africa for reasonable periods of time, for the purpose of showing such employees the methods of processing and the equipment used by such companies in treating samples produced by the Joint Venture. All costs associated with such visits shall be considered Joint Venture Expenses for purposes of this Agreement. MONOPROS will also arrange such visits by employees of non-Operator Parties if requested by any such Party, provided that only a reasonable number of such visits will be arranged for reasonable periods of time, and that the costs of such visits will be at the sole expense of the Party requesting the visits.

Section 20.16     GST
                  ---

With respect to the Goods and Services Tax (the "GST") under Part IX of the Excise Tax Act S.C. 1990, c. 45 (the "Act"), the Parties and the Operator shall be registrants and the Operator shall account for all GST in respect of any supplies made to or by the Joint Venture. The Parties will each execute and provide to the Operator a Joint Venture Election (the "Election") pursuant to
Section 273 of the Act, confirming that the Operator shall account for all GST in respect of any supplies made to or by the Joint Venture and the Operator shall retain the Election in its records and present it to Revenue Canada, Customs and Excise, upon demand.

Section 20.17     LEGAL FEES
                  ----------

Each of the Parties hereto will pay one-quarter of the legal fees and disbursements of legal counsel to UEM relating to the preparation of this Agreement and shall in all other respects pay their own legal fees relating to this Agreement.

IN WITNESS WHEREOF the Parties have executed and sealed this Agreement this 15th day of March 1995, by their proper officers in that behalf.

                                    CAMECO CORPORATION


                                    Per:
                                             ----------------------------------

                                    Per:
                                             ----------------------------------

 (seal)

                                    URANERZ EXPLORATION AND MINING LIMITED


                                    Per:
                                             ----------------------------------

                                    Per:
                                             ----------------------------------

 (seal)

                                    MONOPROS LIMITED


                                    Per:
                                             ----------------------------------

                                    Per:
                                             ----------------------------------

 (seal)

                                    KENSINGTON RESOURCES LTD.


                                    Per:
                                             ----------------------------------

                                    Per:
                                             ----------------------------------

 (seal)

                                  SCHEDULE "A"

                      Attached To And Forming Part Of The
                Fort A La Corne Joint Venture Agreement Between
          Uranerz Exploration And Mining Limited, Cameco Corporation,
               Monopros Limited And Kensington Resources Limited
                  Made Effective The 1st Day Of January, 1995


                             [MAP GRAPHIC OMITTED]

                                  SCHEDULE "B"

                      ATTACHED TO AND FORMING PART OF THE
                FORT A LA CORNE JOINT VENTURE AGREEMENT BETWEEN
          URANERZ EXPLORATION AND MINING LIMITED, CAMECO CORPORATION,
                 MONOPROS LIMITED AND KENSINGTON RESOURCES LTD.
                     EFFECTIVE THE 1ST DAY OF JANUARY, 1995


                         LOCATION MAP OF PROGRAM LANDS
                         -----------------------------


                             [MAP GRAPHIC OMITTED]

                                  SCHEDULE "C"

                      ATTACHED TO AND FORMING PART OF THE
                FORT A LA CORNE JOINT VENTURE AGREEMENT BETWEEN
          URANERZ EXPLORATION AND MINING LIMITED, CAMECO CORPORATION,
                 MONOPROS LIMITED AND KENSINGTON RESOURCES LTD.
                     EFFECTIVE THE 1ST DAY OF JANUARY, 1995

                             LIST OF PROGRAM LANDS
                             ---------------------


Schedule "C"  Fort a la Come Dispositions to 1-January-1995 (sorted by claim)


Record
 No.    Claim No.        Group No.   Recording Date      Geographic Area     Size ha
 ---    ---------        ---------   --------------      ---------------     -------

1.      S-124553         45130       12-Aug 88             SWFalC                768
2.      S-124554         45130       12-Aug 88             SWFalC                768
3.      S-124555         45130       12-Aug 88             SWFalC                768
4.      S-124556         44961       12-Aug 88             East FalC             768
5.      S-124557         44961       12-Aug 88             East FalC             768
6.      S-124561         44961       12-Aug 88             East FalC             512
7.      S-124562         44961       12-Aug 88             East FalC             512
8.      S-124563         44961       12-Aug 88             East FalC             512
9.      S-124568         44961       12-Aug 88             East FalC             512
10.     S-124573         45031       12-Aug 88             Snowdon               256
11.     S-124574         45031       12-Aug 88             Snowdon               256
12.     S-124639         45131       16-Aug 88             NWFalC                192
13.     S-124640         45131       16-Aug 88             NWFalC                384
14.     S-124641         44961       16-Aug 88             East FalC             384
15.     S-124646         44961       16-Aug 88             East FalC             576
16.     S-124647         45131       16-Aug 88             NWFalC                384
17.     S-124649         44961       16-Aug 88             East FalC             512
18.     S-124651         44961       16-Aug 88             East FalC             768
19.     S-124652         44961       16-Aug 88             East FalC             768
20.     S-124653         45130       16-Aug 88             SWFalC                768
21.     S-124672         45020       16-Aug 88             Weirdale              256
22.     S-124674         45020       16-Aug 88             Weirdale              256
23.     S-125247         44959       05-Dec 88             Foxford (E)           128
24.     S-125248         44959       05-Dec 88             Foxford (E)           128
25.     S-125249         44959       05-Dec 88             Foxford (E)           256
26.     S-125961         45020       20-Jul 89             Weirdale              256
27.     S-125962         45020       20-Jul 89             Weirdale              256
28.     S-125981         45031       20-Jul 89             Snowdon               256
29.     S-125983         45031       20-Jul 89             Snowdon               128
30.     S-126003         44961       20-Jul 89             East FalC             256
31.     S-126004         45131       20-Jul 89             NWFalC                256
32.     S-126007         44961       20-Jul 89             East FalC             256
33.     S-126008         44961       20-Jul 89             East FalC             256
34.     S-126009         44961       20-Jul 89             East FalC             256
35.     S-126010         44961       20-Jul 89             East FalC             256
36.     S-126038         45131       18-Aug 89             NWFalC                 64
37.     S-126039         45131       18-Aug 89             NWFalC                 64
38.     S-126040         45131       18-Aug 89             NWFalC                 64
39.     S-126041         45131       18-Aug 89             NWFalC                 64



Record
 No.    Claim No.        Group No.   Recording Date      Geographic Area     Size ha
 ---    ---------        ---------   --------------      ---------------     -------

40.     S-126042         45131       18-Aug 89             NWFalC                 64
41.     S-126043         45131       18-Aug 89             NWFalC                 64
42.     S-126044         45131       18-Aug 89             NWFalC                 64
43.     S-126045         45131       18-Aug 89             NWFalC                 64
44.     S-126046         45131       18-Aug 89             NWFalC                 64
45.     S-126047         45131       18-Aug 89             NWFalC                 64
46.     S-126048         45131       18-Aug 89             NWFalC                 64
47.     S-126049         44961       18-Aug 89             East FalC              64
48.     S-126079         44959       28-Aug 89             Foxford (E)            64
49.     S-126080         44959       28-Aug 89             Foxford (E)            64
50.     S-126082         44959       28-Aug 89             Foxford (E)            64
51.     S-126083         44959       28-Aug 89             Foxford (E)            64
52.     S-126084         44959       28-Aug 89             Foxford (E)            64
53.     S-126085         44959       28-Aug 89             Foxford (E)            64
54.     S-126086         44959       28-Aug 89             Foxford (E)            64
55.     S-126087         44959       28-Aug 89             Foxford (E)            64
56.     S-126088         44959       28-Aug 89             Foxford (E)            64
57.     S-126095         45131       28-Aug 89             NWFalC                 64
58.     S-126096         45131       28-Aug 89             NWFalC                 64
59.     S-126097         45131       28-Aug 89             NWFalC                 64
60.     S-126098         45131       28-Aug 89             NWFalC                 64
61.     S-126099         45131       28-Aug 89             NWFalC                 64
62.     S-126100         45131       28-Aug 89             NWFalC                 64
63.     S-126101         45131       28-Aug 89             NWFalC                 64
64.     S-126102         45131       28-Aug 89             NWFalC                 64
65.     S-126103         45131       28-Aug 89             NWFalC                 64
66.     S-126104         45131       28-Aug 89             NWFalC                 64
67.     S-126105         45131       28-Aug 89             NWFalC                 64
68.     S-126106         45131       28-Aug 89             NWFalC                 64
69.     S-126112         44961       06-Sep 89             East FalC              64
70.     S-126113         44961       06-Sep 89             East FalC              64
71.     S-126114         44961       06-Sep 89             East FalC              64
72.     S-126115         45131       06-Sep 89             NWFalC                 64
73.     S-126116         45131       06-Sep 89             NWFalC                 64
74.     S-126117         45131       06-Sep 89             NWFalC                 64
75.     S-126118         45131       06-Sep 89             NWFalC                 64
76.     S-126119         45131       06-Sep 89             NWFalC                 64
77.     S-126120         45131       06-Sep 89             NWFalC                 64
78.     S-126121         45131       06-Sep 89             NWFalC                 64
79.     S-126122         45131       06-Sep 89             NWFalC                 64
80.     S-126123         45131       06-Sep 89             NWFalC                 64
81.     S-126124         45131       06-Sep 89             NWFalC                 64
82.     S-126221         45131       13-Sep 89             NWFalC                 64
83.     S-126257         44961       21-Sep 89             East FalC              64



Record
 No.    Claim No.        Group No.   Recording Date      Geographic Area     Size ha
 ---    ---------        ---------   --------------      ---------------     -------

84.     S-127085         45131       02-Jan 91             NWFalC                 64
85.     S-127086         45131       02-Jan 91             NWFalC                 64
86.     S-127087         45131       02-Jan 91             NWFalC                 64
87.     S-127088         45131       02-Jan 91             NWFalC                 64
88.     S-127089         45131       02-Jan 91             NWFalC                 64
89.     S-127090         45131       02-Jan 91             NWFalC                 64
90.     S-127091         45131       02-Jan 91             NWFalC                 64
91.     S-127092         45131       02-Jan 91             NWFalC                 64
92.     S-127093         45131       02-Jan 91             NWFalC                 64
93.     S-127094         45131       02-Jan 91             NWFalC                 64
94.     S-127095         45131       02-Jan 91             NWFalC                 64
95.     S-127096         45131       02-Jan 91             NWFalC                 64
96.     S-127097         45131       02-Jan 91             NWFalC                 32
97.     S-127098         45131       02-Jan 91             NWFalC                 64
98.     S-127099         45131       02-Jan 91             NWFalC                 64
99.     S-127100         45131       02-Jan 91             NWFalC                 64
100.    S-127101         45131       02-Jan 91             NWFalC                 64
101.    S-127102         45131       02-Jan 91             NWFalC                 64
102.    S-127103         45131       02-Jan 91             NWFalC                 64
103.    S-127104         44961       02-Jan 91             East FalC              64
104.    S-127105         44961       02-Jan 91             East FalC              64
105.    S-127106         44961       02-Jan 91             East FalC              64
106.    S-127107         44961       02-Jan 91             East FalC              64
107.    S-127108         44961       02-Jan 91             East FalC              64
108.    S-127109         44961       02-Jan 91             East FalC              64
109.    S-127110         44961       02-Jan 91             East FalC              64
110.    S-127111         44961       02-Jan 91             East FalC              64
111.    S-127112         44130       02-Jan 91             SWFalC                 32
112.    S-127113         44130       02-Jan 91             SWFalC                 64
113.    S-127114         44130       02-Jan 91             SWFalC                 64
114.    S-127115         44130       02-Jan 91             SWFalC                 64
115.    S-127116         44130       02-Jan 91             SWFalC                 64
116.    S-127117         44130       02-Jan 91             SWFalC                 64
117.    S-127118         44961       02-Jan 91             East FalC              64
118.    S-127145         44961       20-Feb 91             East FalC              64
119.    S-127146         44961       20-Feb 91             East FalC              64
120.    S-127147         44961       20-Feb 91             East FalC              64
121.    S-127148         44961       20-Feb 91             East FalC              64
122.    S-127155         45019       05-Dec 88             Birchbark L            96
123.    S-127156         45019       05-Dec 88             Birchbark L            48
124.    S-127157         45019       06-Sep 89             Birchbark L            16
125.    S-127158         45019       06-Sep 89             Birchbark L            32
126.    S-127183         45130       12-Aug 88             SWFalC                352
127.    S-127184         45130       12-Aug 88             SWFalC                496



Record
 No.    Claim No.        Group No.   Recording Date      Geographic Area     Size ha
 ---    ---------        ---------   --------------      ---------------     -------

128.    S-127185         44961       12-Aug 88             East FalC             256
129.    S-127186         44961       12-Aug 88             East FalC             448
130.    S-127187         45131       16-Aug 88             NWFalC                192
131.    S-127188         44961       16-Aug 88             East FalC             256
132.    S-127189         45131       16-Aug 88             NWFalC                256
133.    S-127190         45130       16-Aug 88             SWFalC                192
134.    S-127191         45130       16-Aug 88             SWFalC                480
135.    S-127192         45031       13-Sep 88             Snowdon               768
136.    S-127193         45031       20-Jul 89             Snowdon               128
137.    S-127194         45031       20-Jul 89             Snowdon               192
138.    S-127195         45131       06-Sep 89             NWFalC                 32
139.    S-127196         45031       20-Jul 89             Snowdon               192
140.    S-127265         45019       06-Apr 92             Birchbark L           128
141.    S-127275         45130       05-May 92             SWFalC                192
142.    S-127283         45020       01-Jun 92             Weirdale              256
143.    S-127284         45020       01-Jun 92             Weirdale              256
144.    S-127341         45130       12-Jun 92             SWFalC                192
145.

--------------------------------------------------------------------------------------
          n = 144                                                      sum - 25,488


                                  SCHEDULE "D"

                      ATTACHED TO AND FORMING PART OF THE
                    FORT A LA CORNE JOINT VENTURE AGREEMENT
                BETWEEN URANERZ EXPLORATION AND MINING LIMITED,
                      CAMECO CORPORATION, MONORPOS LIMITED
                         AND KENSINGTON RESOURCES LTD.
                     EFFECTIVE THE 1ST DAY OF JANUARY, 1995

            ACCOUNTING AND FINANCIAL PROCEDURES STATEMENT OF INTENT
            -------------------------------------------------------

STATEMENT OF INTENT

The purpose of these Accounting and Financial Procedures is to establish methods for determining charges and credits applicable to any Program, which should prove fair and equitable as between the Parties and the Operator, it being intended that the Operator should neither gain nor lose financially as a result of it acting as Operator.

ARTICLE 1         GENERAL PROVISIONS

1.01     Definitions
         -----------
Unless otherwise herein set forth, all capitalized terms used in this Accounting and Financial Procedures Schedule shall have the meaning ascribed to them in the Agreement to which this Schedule is attached (the "Agreement").

(a) "Joint Account" means an internal financial account to be maintained by the Operator showing the charges and credits accruing as a result of carrying out any Program, or otherwise accruing pursuant to the Agreement, which are to be shared by the Parties pursuant to the Agreement.

(b) "Material and Equipment" shall mean personal property, supplies and equipment (including capital equipment) acquired or held for use on or in connection with the Joint Venture.

(c)      "Non-Operator" shall mean any Party other than the Operator.

(d) "Regional Office" shall mean an office from which the Operator directs and supports its and its joint venture activities in respect of projects situated in a remote region, where such office is located near such remote region and allows the Operator to conduct its activities involving such projects in a more expeditious way than conducting such activities from its other offices.

(e) "Senior Management of the Operator" shall mean the President and any Vice-President of the Operator and any other officer performing functions normally performed by the President or a Vice-President of a corporation.

1.02     Responsibilities for Accounting Records

(a) The Operator shall use its reasonable best efforts to maintain accounting records by distinct geographic areas in which work is being carried on. Such accounts by geographic area shall be compatible with the provisions of the Agreement and in particular with the budget categories established from time to time so as to facilitate comparisons of budgets to actual expenses. Upon the designation of a Project Area, the accounts for that Project Area shall be clearly designated and summarized. The Operator shall make a reasonable allocation of exploration funds applicable to locating and defining the Project Area as a starting point for further accounting by Project Areas.

(b) Each of the Parties to the Agreement will be responsible for its own accounting records required by law to support its income tax returns or any other accounting reports required by governmental authority in regard to the Joint Venture. To enable each Party to record such data on its own books, the Operator will provide the Non-Operators with such accounting data as may be required for any purpose described above, as long as such data is available as a result of the accounting procedures prescribed in this Accounting and Financial Procedures Schedule.

(c) Nothing contained in the Agreement or in this Accounting and Financial Procedures Schedule shall be construed as relating to the tax accounting of any of the Parties to the Agreement or any joint venture or undertaking involving such Parties or any of them.

         Likewise, nothing contained in the Agreement or in this Accounting and Financial Procedures Schedule shall be construed as an election by a Party with respect to any matter under the tax laws of any jurisdiction, or as an election with respect to any method of accounting for the purpose of accounting to any government, or any such division or agency thereof, or as an election for any other purpose.

1.03     Statements and Cash Calls and Invoices
         --------------------------------------

(a) Subject to subsection (b) below, the Operator shall invoice each Party on or before the 20th day of each month for its respective share of charges paid and credits received during the preceding month (a "Cash Call"). Such Cash Calls shall be accompanied by statements reflecting all charges and credits to the Joint Account, summarized by appropriate classifications indicative of the nature thereof, as described in Article 2 hereof. Such Cash Calls shall be payable within 30 days from receipt thereof.

(b) The Operator may require each Party to advance its respective share of the estimated aggregate Cash Call for a month's operations. Each such advance request shall be made at least 10 days but no more than 30 days prior to the end of the month preceding the month for which the advance is requested and shall be payable 30 days from issue of the request.

(c) Notwithstanding the failure of the Parties to approve any Program, each Party shall be invoiced and shall advance to the Joint Venture its share of such expenditures as the Operator shall by written notice advise the Parties are required to maintain the mineral rights of the Joint Venture in good standing.

(d) Should the Operator be required to pay any large sums of money on behalf of the Joint Venture, which were unforeseen at the time of providing the Non-Operators with the applicable monthly estimate of expenditures under subsection (b) above, the Operator may make a request to the Non-Operators for special advances covering the Non-Operators' share of the payments and if so requested, the Non-Operators shall pay such advances within 10 days after the date of such request.

(e) If payment of any Cash Call or advance relating thereto is not made within the time set forth above, the Party failing to make the payment may, at the Operator's option, be charged interest on any unpaid balance at the rate of 2% above the prime rate charged from time to time by the Bank of Montreal.

1.04.    Audits and Adjustments
         ----------------------

Payment of any invoice shall not prejudice the right of a Party to protest or question the correctness thereof.

(a)      Audits by Non-Operators

         (i) Any Party upon notice in writing to the Operator and each other Party, shall have the right to audit the Operator's accounts and records in respect of the Joint Venture for any calendar year within the 24-month period following the end of such calendar year, provided, however, that a Party must take written exception to any invoice or make a claim upon the Operator for any discrepancies disclosed by such audit within such 24-month period. No such audit shall be commenced until the Party requesting same has delivered to the Operator evidence satisfactory to the Operator that all other Parties have received the notice referred to above. Failure on the part of a Party to claim an adjustment within such 24-month period shall conclusively establish the correctness of the invoices during that year and shall preclude the filing of exceptions thereto or the making of claims for adjustment thereof.

         (ii) The other Non-Operators may join in any audit being conducted under paragraph (i) above and, if so, the audit shall be a joint audit by such Non-Operators conducted by a joint audit committee and the provisions of paragraph (i) of this subsection shall apply mutatis mutandis to any joint audit so performed.

         (iii) Only one such audit can be conducted in any one calendar year and only one such audit can be conducted in respect of the operations of any one calendar year.

         (iv) The Operator shall bear no portion of the Non-Operator's audit costs unless the Operator otherwise agrees.

         (v) All Non-Operators who participate in such an audit shall be entitled to receive a copy of the audit results.

         (vi) The Operator and Non-Operators shall make every reasonable effort to resolve all audit claims. Any unresolved audit claim shall be referred to a firm of chartered accountants mutually acceptable to the Parties to act as arbitrator under
                  Article XVI of the Agreement. Findings of the chartered accounting firm will be binding on all Parties.

         (vii) Notwithstanding Section 16.02 of the Agreement, the Parties that have requested or have joined in an audit shall bear the costs of the audit pro rata according to their respective Participating Interests and any fees of any chartered accounting firm acting as arbitrator pursuant to this subsection (e) shall be borne by the Operator and the Parties that have requested the audit in such proportions as is determined by such arbitrator taking into consideration the relative success of the Parties to such arbitration. Any benefits derived as a result of conducting the audit shall be shared by the Parties participating in the audit pro rata according to their respective Participating Interests.

(b)      Audits by Independent Auditors
         ------------------------------

         (i) Any Party may, by notice to the Operator and the other Parties at least 60 days prior to the end of any calendar year, require that an audit of the Operator's accounts and records in respect of the Joint Venture for such year be conducted by the firm of chartered accountants used by the Operator.

         (ii) The costs and expenses of such an audit shall be charged to the Joint Account and all Parties shall be provided with a copy of the audit report, together with any supporting documentation relating thereto.

         (iii) Any Party may request a meeting with the auditor that provided the audit report in order to ask questions concerning the audit report and supporting documentation. Any such meeting shall be at the sole expense of those Parties attending such meeting.

(c)      Expert Determination
         --------------------

         If any Non-Operator takes written exception pursuant to this Section
         1.04 in respect of any matter, whether before or after audit, the Parties shall promptly meet to negotiate in good faith the subject matter of the exception and, failing agreement within ninety (90) days from the taking of such written exception, the Non-Operator proposing an adjustment pursuant to the exception may refer the matter for decision by an independent recognized national chartered accounting firm (the "Expert") other than any firm which acts for any of the interested Parties to the dispute. The Expert shall be such firm as may be mutually agreed (or failing agreement, as may be appointed by the Dean or Acting Dean of the College of Law, University of Saskatchewan or a Judge of the Court of Queen's Bench of Saskatchewan) and the Expert so appointed shall promptly review the matter and render a decision thereon. The Expert may, in its discretion or at the request of the Operator or any Non-Operator, engage other professionals to advise it in respect of matters lying within their fields of expertise.

         Any appointment of an Expert pursuant to this Section and any decision of an Expert so appointed shall be binding upon the Parties. Each Party to a dispute referred to an Expert shall bear its own costs, and the costs of the Expert (including amounts, if any, paid to engage other professionals) shall be borne by the unsuccessful Party to the dispute, and in the case of a partial success, shall be allocated by the Expert to the Parties in proportion to the end result.

         By Mutual agreement, the Parties may agree to refer a dispute arising out of an audit exception to arbitration in accordance with Section
         16.01 of the Agreement to which this Schedule is attached, which shall apply mutatis mutandis.

ARTICLE 2         EXPENSES

Subject to the provisions hereof, the Joint Account shall be charged with the cost of the following items:

2.01     Rentals and Royalties
         ---------------------

         All fees and costs relating to permits, claims and leases and all rentals, royalties and fees including renewal and extension fees or payments in lieu of actual exploration expenditures, other than royalties payable by the Joint Venture Parties based on the sale of their share of Production.

2.02     Personnel and Associated Costs
         ------------------------------

         (a) Salaries and wages of employees of the Operator working directly in connection with the Joint Venture, including salaries or wages paid to technical employees such as geologists, engineers, draft persons, laboratory technicians, procurement persons and others who are temporarily assigned to the Joint Venture, but excluding salaries and wages of clerical help such as secretaries and administrative support staff other than those working in a Regional Office. Salaries and wages of Senior Management of the Operator may be charged to the Joint Account only when they are working directly on technical aspects of the project in a field location and only at a rate similar to the salaries and wages paid to the most senior personnel normally working at such field location.

         (b) Salaries of employees referred to in subsection (a) of this Section while attending meetings, conferences and seminars of a technical nature relating directly to Joint Venture matters and all costs of attending such meetings, conferences and seminars.

2.03     Employee Benefits
         -----------------

         (a) Statutory holiday, vacation, sickness and other customary allowances applicable to the salaries and wages chargeable under subsection 2.02(a) above.

         (b) An appropriate portion of the Operator's cost from time to time of employee benefit plans such as group life insurance, sickness and accident insurance, long-term disability, pension, and other benefit plans of a like nature, with such portion being based upon the amount of time spent by employees described in subsection 2.02(a) above on Joint Venture matters as compared to non-Joint Venture matters.

         (c) Expenditures or contributions made pursuant to any assessment imposed by any governmental authority which is applicable to the Operator's labour costs chargeable under subsection 2.02(a) above.

2.04     Personnel - Travel and Other Expenses
         -------------------------------------

         (a) Personal and travel expenses incurred by employees engaged directly for the Joint Venture.

         (b) Relocation costs of transferred employees from a place within North America who are primarily assigned to the Joint Venture. Any other relocation costs to be charged to the Joint Account must be approved by the Management Committee

2.05     Purchased Material
         ------------------

         (a) Material and Equipment purchased or leased by the Operator from third parties for use in connection with Joint Venture matters.

2.06     Transportation
         --------------

         (a) Transportation of employees and Material and Equipment necessary to conduct Programs in the area of interest in the most economic way.

         (b) Transportation of Material and Equipment moved between locations or work sites shall be charged to the receiving location or work site.

         (c) Transportation of samples, technical information and documentation relating to Joint Venture matters.

2.07     Services
         --------

         (a) Any contracted or consulting services procured from outside sources.

         (b) User charges for Operator's exclusively owned equipment and facilities as set forth in Article 4 hereof.

         (c)      Auditing services procured from third parties.

         (d) Professional services procured from third parties by the Operator for logistic and administrative support of the Joint Venture.

2.08     Litigation, Judgments and Claims; Outside Counsel
         -------------------------------------------------

         All costs and expenses of handling, investigating and settling litigation or claims and paying any judgment arising in connection with the Joint Venture, including but not limited to attorneys' fees, court costs, cost of investigation or procuring evidence and amounts paid in settlement or satisfaction of any such litigation or claims; provided that regardless of whether such costs and expenses are related to litigation or are related to any other aspect of the operations of the Joint Venture (i) no charge shall be made for the services of the Operator's legal staff (such services being considered to be an Indirect Cost under Section 2.14 of this Article), except by agreement with Non-Operators, and (ii) no charge shall be made for the fees and expenses of outside attorneys unless the employment of such attorneys is agreed to by all Parties (Agreement shall not be unreasonably withheld). In the event of litigation between any of the Parties, each Party shall bear its own cost.

2.09     Taxes
         -----

         All taxes, rates, levies and assessments of every kind and nature levied, assessed or imposed upon or in connection with the Joint Venture Property or any part thereof, which has been paid for the benefit of the Parties hereto. This shall not be deemed to include taxes based on income.

2.10     Insurance
         ---------

         Premiums paid for insurance required to be carried for the benefit of the Joint Venture together with all expenditures incurred and paid in settlement of any and all losses, claims, damages, judgments, and other expenses, including legal services, not recovered from the insurer. Any monies recovered from an insurer will be credited to the Joint Account. The Operator shall furnish the other Parties with written notice of damages or loss howsoever caused as soon as practicable after a report of the same has been received by the Operator.

2.11     Camp Expenses
         -------------

         The expenses of operating and maintaining all necessary camps and boarding of employees at such camps. When other operations are served by such facilities, a reasonable rate to cover expenses including depreciation or a fair monthly rental in lieu of depreciation, less any revenue therefrom shall be pro rated against all operations served on an equitable basis.

2.12     Other Expenditures
         ------------------

         Any other expenditures not covered or dealt with in the preceding provisions of this Article 2 and which are incurred by the Operator for the necessary and proper conduct of the Joint Venture. Notwithstanding anything herein contained, no charge shall be made for any interest or financing charges incurred by the Operator except where incurred with the consent of the Management Committee.

2.13     Regional Office Costs
         ---------------------

         The Operator shall charge the Joint Account with the appropriate regional office allocation, to be approved annually by the Non-Operators in the annual plan and budget, such approval not to be unreasonably withheld. Regional office allocations will cover a pro rata portion of the cost of maintaining and operating the regional office. Such charges shall be apportioned to all projects served by such facilities on an equitable basis consistent with the Operator's accounting practice and in accordance with generally accepted accounting principles. Approved changes in scope for the base used in pro rating allocated cost shall automatically change the approved allocated amount.

2.14     Indirect Charges
         ----------------

         (a) The Operator shall charge the Joint Account with overhead charges which will cover the Operator's principal business office expenses and other general and administrative expenses which cannot be identified as being directly incurred for the benefit of the Joint Venture. Subject to any adjustments that may be required from time to time in order to comply with the Statement of Intent indicated at the beginning of this Schedule, the overhead charge rate will be 15% for exploration work, and the base for the overhead charge for exploration work will be the total of the costs incurred under Sections 2.01 to 2.13 hereof inclusive.

         (b) It is agreed that with respect to post exploration work, the overhead charge will be amended. The parties acknowledge that a methodology (the "Industry Methodology") to calculate the overhead charge for post exploration work has been adopted for use in other mining projects in Saskatchewan, for example the Key Lake, Rabbit Lake and McArthur River projects, of which CAMECO and UEM are joint venture parties. The parties agree that if post exploration work is planned, then the parties will enter into good faith negotiations with the intention of adopting a methodology comparable to the Industry Methodology for the purpose of calculating the overhead charge for such work.

                  The parties acknowledge, however, that the Industry Methodology was developed in the context of projects which CAMECO operates. Accordingly, since UEM's structure and operations are different from CAMECO's structure and operations, the parties acknowledge that when developing the appropriate methodology to calculate such overhead charge, it will be necessary to take into consideration the differences between CAMECO's and UEM's structures and operations. In any event, the parties agree that such methodology will be developed on the basis that the Operator is not intended to profit, through charges in excess of costs and expenses incurred, or suffer any loss as the result of the conduct by it of the Joint Venture in accordance with the Agreement; and that there shall be a fair and equitable allocation of costs and expenses incurred by the Operator for the benefit of the Joint Venture and other operations and projects which the Operator administers, based upon the goods, services and functions provided by the Operator to the Joint Venture and to such other operations and projects. If the Parties are not able to agree on the methodology for purposes of calculating the overhead charge for post exploration work, the matter shall be referred to arbitration in accordance with Section
                  16.01 of the Agreement to which this Schedule is attached, which shall apply mutatis mutandis.

ARTICLE 3         WARRANTY OF MATERIAL AND EQUIPMENT FURNISHED BY OPERATOR

The Operator does not warrant any Material and Equipment furnished to the Joint Venture beyond the dealer's or manufacturer's guarantee or warranty. In the case of defective Material and Equipment, a credit shall be issued to the Joint Account when an adjustment has been received by the Operator from the manufacturer or dealer.

ARTICLE 4         OPERATOR'S EXCLUSIVELY OWNED EQUIPMENT AND FACILITIES

The Operator may charge the Joint Account for use of the Operator's equipment and facilities at rates commensurate with the costs of maintenance, repair, insurance, taxes, depreciation and interest on investment. The Operator may charge these costs directly to the Joint Venture or in lieu of direct charges the Operator may charge the Joint Venture rental rates for the usage of the equipment provided such rates shall not exceed commercial rates prevailing in the area less an appropriate percentage for profit included in such commercial rates.

ARTICLE 5         DISPOSAL OF MATERIAL AND EQUIPMENT

5.01 The Operator shall be under no obligation to purchase the interest of the Non-Operators surplus new or second hand Material and Equipment. Major items of Material and Equipment shall not be removed by the Operator from the Joint Venture Property without the approval of the Non-Operators. The Operator shall not sell major items of Material and Equipment to an outside party without giving the Non-Operators an opportunity to purchase same at the price offered. The Operator shall have the right to dispose of normal accumulation of junk and scrap Material and Equipment from the Joint Venture Property and any such revenue shall be credited to the Joint Account.

         (a)      Division in Kind
                  ----------------

                  Division of Material and Equipment in kind, if made among the Operator and the Non-Operators shall be in proportion to their respective interest in such Material and Equipment. Each Party will therefore be charged individually with the value of the Material and Equipment received or receivable by such Party, and corresponding credits will be made by the Operator to the Joint Account.

         (b)      Sales of Material and Equipment
                  -------------------------------

                  Proceeds of a sale to any Party of Material and Equipment which is Joint Venture Property shall be credited by the Operator to the Joint Account. Any claims, by the purchaser for defective Material and Equipment, shall be charged back to the Joint Account, if and when paid by the Operator.

         (c)      Basis of Pricing Material and Equipment
                  ---------------------------------------

                  The price of Material and Equipment sold shall be based upon current fair market value and shall be in accordance with sound business practice.

ARTICLE 6         INVENTORIES

6.01     Periodic Inventories
         --------------------

         Periodic inventories of Material and Equipment which are ordinarily considered controllable shall be taken by the Operator at reasonable intervals but at least annually. Upon request, the Non-Operators may be represented when an inventory is taken.

6.02     Failure to be Represented
         -------------------------

         Failure of the Non-Operators to be represented at the inventory shall bind them to accept the inventory taken by the Operator, who shall, upon request, furnish the Non-Operators with a copy thereof.

6.03     Inventory Expenses
         ------------------

         The expenses of the Non-Operators' representatives present at the taking of regular inventory shall not be charged to the Joint Account.

6.04     Special Inventories
         -------------------

         Special inventories may be taken at the expense of the purchaser whenever there is a sale or change in the Participating Interests. In such event, both the vendor and the purchaser shall be represented and shall be governed by the inventory so taken.

ARTICLE 7         CONFLICT WITH AGREEMENT

In the event of a conflict between the provisions of this Accounting and Financial Procedures Schedule and the provisions of the Agreement, the provisions of the Agreement shall prevail.

                                  SCHEDULE "E"

                      ATTACHED TO AND FORMING PART OF THE
                FORT A LA CORNE JOINT VENTURE AGREEMENT BETWEEN
          URANERZ EXPLORATION AND MINING LIMITED, CAMECO CORPORATION,
                 MONOPROS LIMITED AND KENSINGTON RESOURCES LTD.
                     EFFECTIVE THE 1ST DAY OF JANUARY, 1995


URANERZ EXPLORATION AND MINING LIMITED                                                                         09-Mar-95
FORT A LA CORNE PROJECT 71-47 - 1995 BUDGET                                                             file: 47_95v5.wb

DIRECT LABOR COSTS                                                                                            $108,422       8.3%

MATERIALS AND SUPPLIES
    General Supplies                                                                           $13,000                       1.0%
    Geophysics crews meals & lodging                            75 days @          $125         $9,375                       0.7%
    Fuels & Lubricants                                                                          $2,632       ----------      0.2%
                                                                                                               $25,007       1.9%

PROJECT TRANSPORTATION                                                                                         $20,295       1.6%

OUTSIDE SERVICES
    Contract Drilling: LDDH RCA                                  8 DH @         $56,506       $452,050                      34.8%
    Timber salvage & drillsite preparation:                                                    $36,600                       2.8%
    Field meals & lodging (drill program):                     448 mandays @       $125        $56,000                       4.3%
    Bulk sample treatment - macrodiamonds:                   175.6 t @             $368        $64,634                       5.0%
    Bulk sample cons. sorting (+/-2% of feed):               3,513 kg @             $21        $73,767                       5.7%
    Microdiamond recoveries (5/dh):                             40 sa @            $705        $28,200                       2.2%
    Indicator mineral chemistry (5/dh):                         40 sa @          $3,045       $121,800                       9.4%
                                                                                                            -----------      0.0%
                                                                                                              $848,904      65.3%

RENTAL & OWNERSHIP COSTS                                                                                       $30,664       2.4%

OTHER EXPENSES
    Contingency Allowance: (=7% incl. overhead)                                                $73,954                       5.7%
    Land, landowner compensation, communications, insurance, repairs, etc.                     $23,189      -----------      1.8%
                                                                                                               $97,143       7.5%

RECOVERIES                                                                                                          $0       0.0%

SUBTOTAL: DIRECT PROJECT OPERATING COSTS                                                                    $1,130,435      87.0%

OVERHEAD (15% of Direct Project Operating Costs)                                                         +    $169,565      13.0%

TOTAL: 1995 JOINT VENTURE COSTS                                                                           -------------    100.0%
                                                                                                            $1,300,000
                                                                                                          ------------


Projected subsequent budgets through Kensington earn-in period:                                     1996 =  $1,050,000
                                                                                                    1997 =  $1,050,000
                                                                                                          -------------
                                                                                                   Total =  $3,400,000


FORT A LA CORNE PROJECT 71-47
--------------------------------------------------------------------------------
PROJECT STATUS AND 1995 PROGRAM DESCRIPTION                       9 March 1995
--------------------------------------------------------------------------------


Property:           The Fort a la Corne project consists of 144 claims in seven groups, having a total area of 25,488 ha.

Ownership:          Uranerz Exploration and Mining Limited (operator)...33(1)/3%
                    Cameco Corporation..................................33(1)/3%
                    Monopros Limited....................................33(1)/3%

Work Prior to       A total of 88 magnetic targets were obtained from 15,500
1994:               line km of airborne surveys. Seventy-one were interpreted as kimberlite-type responses. Thirty-two targets are =>20 ha in area (i.e., >75 Mt of potential reserves); this estimated as the minimum sized kimberlite able to sustain an open pit operation. Twenty-seven of 34 targets tested prior to 1994 were >20 ha in size.

                    Other investigations included core logging, sedimentary & volcanological studies, age dating, resistivity, lithogeochemistry, micro-paleontology, linecutting, specific gravity, and surveying.

Work Done in        A total of 13 LDDH (298.5 mm diameter) were completed on 12
1994:               kimberlites (3,471 m, 306.6 t recovered). Seven of the LDDH were on untested targets. The 6 other LDDH were on 5 potentially favourable kimberlites which had been previously tested but not bulk. The primary objective of the program was to collect bulk samples for macrodiamond recoveries.
                    Micro diamond and indicator mineral chemistry samples were also collected.

                    Of the total 71 targets, a total of 41 kimberlites have now been drill-tested. Of these, 31 of the 32 greater than 20 ha-sized bodies have been drilled. Twenty-two kimberlites have had bulk samples of =>10 t collected. The total mass of kimberlite recovered is now 1,136 t, with 1,071 t processed for macrodiamonds.

Results and         Up to 1994, a total of 540 macrodiamonds (+1 mm) having a
Evaluation:         total weight of 28.3 carats have been recovered. Twenty-two of the 41 (54%) kimberlites tested contained macrodiamonds.
                    The average macrodiamond size is 0.05 ct, and values range from $0.20 to $48 (US$/carat; 1994 not included). The range of averaged grade estimates for all the kimberlites tested is 0 to 7.7 cpht, white those of individual bulk samples are up to 23.4 cpht.

                    To date, 3,021 microdiamonds have been recovered (overall average of 6.6 micros/20kg). Macrodiamond grades estimated from microdiamonds range to a maximum of 35 cpht. Several kimberlites have moderate to high relative estimates of potential based upon indicator mineral chemistry and petrological interest ratings.

                    Correlations vary between actual macrodiamond recoveries and semi-quantitatively derived estimates of macrodiamond potential. Among the coreholes, macro/micro correlations are poor for those bodies forecast to coreholes, macro/micro correlations are poor for those bodies forecast to have better relative potentials. However, those bodies with low micro-indicated potentials also had poor macro recoveries. Precise correlations are unlikely, however, given the relatively small tonnages processed for macrodiamonds and the overall low numbers of diamonds recovered. Correlations between indicator mineral chemistry estimates of potential and macrodiamond recoveries are generally good. IMC and microdiamond correlations are poor, however.

                    Geologically, the kimberlites are somewhat unique in that they apparently consist only of crater facies material. Geological and analytical data remain difficult to reconcile. The generally poor geological continuity between drillholes in the same kimberlite, as well as from body to body, together with the low levels of testing in many, makes correlations somewhat speculative.

                    The overall assessment of the results to date, is that the Fort a la Corne area continues to have potential for an economic diamond deposit. Although none of the results to date are economic, the number of kimberlites which are diamondiferous, the generally low levels of testing on many targets, and the number of bodies which remain untested (30) must all be considered in assessing the project.

                    Of the 41 targets which have been drill-tested, it is recommended that additional bulk samples be collected from 11 kimberlites so as to obtain more representative macrodiamond, microdiamond, and indicator mineral chemistry data. The 11 bodies are: 118, 119, 122, 140/141, 147,
                    116/216, 501/502, 601, 602, 604, and 606.

Program: A program to test these 25 targets using 298 to 350 mm diameter drillholes (LDDH) would require a budget level of some $3.4M over a period of three years. Over this period, the total bulk sample recoveries for macrodiamond processing is estimated at +/-750 t (25 LDDH @ +/-30 t).

                    For 1995, a budget of $1.3M is proposed for the testing of 8 targets using large diameter reverse circulation drilling (see attached budget). These 8 LDDH would provide a total of some 240 t of bulk samples (8

                    LDDH @ +/-30 t). It is proposed that five samples each per drillhole also be collected for microdiamonds and indicator mineral chemistry. In addition to the drilling, it is proposed to undertake ground magnetometer surveys prior to drilling so as to better define the sizes of the previously untested targets.

                                  SCHEDULE "F"

                      ATTACHED TO AND FORMING PART OF THE
                FORT A LA CORNE JOINT VENTURE AGREEMENT BETWEEN
          URANERZ EXPLORATION AND MINING LIMITED, CAMECO CORPORATION,
                 MONOPROS LIMITED AND KENSINGTON RESOURCES LTD.
                     EFFECTIVE THE 1ST DAY OF JANUARY, 1995

                           RATE OF RETURN CALCULATION
                           --------------------------

Any Feasibility Study intended to form the basis of an Approved Development Program shall include a calculation of the pre-tax rate of return expected to be achieved through Production from the applicable Project Area. Such rate of return shall be calculated pursuant to the following formula:

                          t=n

                          (SIGMA) CFLt /(1+R)t = 0

                          t=0

Where:

1.       "R" represents the rate of return.

2. "n" represents the number of years the Feasibility Study estimates there will be during the period (the "Applicable Period") from the date the applicable Approved Development Program is approved to the date when all obligations to decommission and reclaim the applicable Project Area subject to such Approved Development Program have been fulfilled by the Joint Venture, provided that for purposes of this rate of return calculation, the number of production years included in "n" shall not exceed 20.

3. "t" represents one-year periods during the Applicable Period and t=0 means the beginning of the Applicable Period.

4. "CF" represents estimated pre-tax cash flow during each one year period of the Applicable Period, calculated pursuant to the following formula, subject to the assumptions outlined below:

                  CF  =  ACI - ACO

         Where:

         (a) "CF" represents the estimated pre-tax cash flow for a year, which may be either a negative, a nil or positive amount.

         (b) "ACI" represents estimated pre-tax annual cash inflows to the Joint Venture as a whole (as distinct from an individual Party) including, without limitation, the following cash inflows:

                  (i) projected revenue from the sale of Product or other revenues resulting from the applicable project proceeding;

                  (ii)   salvage value realized from the sale of used equipment;

                  (iii)  custom milling revenue received; and

                  (iv) return of Working Capital (as defined below) at the end of the project's life.

         (c) "ACO" represents estimated pre-tax annual cash outflows from the Joint Venture as a whole (as distinct from an individual Party) to be incurred by the Parties (but not as Operator) pursuant to the Joint Venture Agreement including, without limitation, the following cash outflows:

                  (i) exploration expenditures on the applicable deposit to further define the extent of that deposit but not expenditures intended to increase reserves;

                  (ii) capital expenditures for new mine development, expansion, modification, equipment replacement or environmental control;

                  (iii) Working Capital to be accounted for in the year just prior to the Beginning of Commercial Production;

                  (iv) operating, decommissioning, reclamation and environmental costs;

                  (v) royalty (including provincial royalties), option or lump-sum payments necessary as a result of the applicable project proceeding;

                  (vi) transportation, marketing and further processing charges; and

                  (vii)    costs incurred relating to any custom milling.

         For purposes of calculating CF, ACI and ACO, the following assumptions shall be used:

         (a) Cash flows will be estimated based on optimum production from any applicable project determined by the geological and technical parameters of the project.

         (b) Working Capital will be assumed to equal operating costs during the first 3 months of Production after the Beginning of Commercial Production.

         (c) Sunk costs (historic exploration costs, etc.) incurred prior to the approval of an Approved Development Program shall not be included in the CF calculation.

         (d) An end-of-year convention shall be adopted whereby future cash flows will be assumed to occur at the end of each year during the Applicable Period.

         (e) Cash flows during the Development phase (that is, the phase between the approval of an Approved Development Program and the Beginning of Commercial Production) shall be calculated in current money units as at the date the calculation is made and therefore adjusted for inflation. All other cash flows shall be calculated in constant money units as at the date the calculation is made and therefore not adjusted for inflation. Cash flows required to be adjusted for inflation shall be adjusted using the following formula:

                  PIx   =  (1 + f)n

                  Where:

                  (i) "PIx" represents the price index in year x relative to an index of unity for the then present year;

                  (ii) "f" represents the annual inflation rate, as calculated below, expressed as a decimal; and

                  (iii)  "n" represents the number of years between x and the present year.

                  To convert the constant money estimate of a CF for a given year into a current money estimate, such constant money estimate will be multiplied by the PI for that year determined in accordance with the above formula. For purposes of the above current money unit calculation, the future inflation rate will be estimated by using the average increase in the Consumer Price Index for Canada (All Items, Not Seasonally Adjusted, Annual Averages, published by Statistics Canada) over the 5 calendar year period immediately preceding the year in which such calculation is being made.

         (f) For purposes of estimating revenues from the sale of diamond Products in calculating CF, a 5,000 carat representative sample of rough diamonds obtained from bulk sample tests completed by the Joint Venture will be prepared as part of the Feasibility Study. Such sample will then be valued as at the then current time and as at the end of each of the immediately preceding 5 calendar years. These values will then be adjusted for inflation in accordance with the formula outlined in (e) above. The arithmetic average of these 6 adjusted values will be used as the estimate of the value of diamond products of the Joint Venture for purposes of making the above CF calculations. Such estimated value shall then be considered to remain constant throughout the Production phase.

         (g)      All calculations shall be made in Canadian Dollars.

                                  SCHEDULE "G"

                      ATTACHED TO AND FORMING PART OF THE
                FORT A LA CORNE JOINT VENTURE AGREEMENT BETWEEN
          URANERZ EXPLORATION AND MINING LIMITED, CAMECO CORPORATION,
                 MONOPROS LIMITED AND KENSINGTON RESOURCES LTD.
                     EFFECTIVE THE 1ST DAY OF JANUARY, 1995




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                             PRODUCT SALE AGREEMENT
                             ----------------------



         THIS AGREEMENT made as of the  o  day of  o, 1992.

                  CAMECO CORPORATION, a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan;

                  URANERZ EXPLORATION AND MINING LIMITED, a corporation incorporated under the laws of Canada and registered to carry on business in the Province of Saskatchewan; and

                  MONOPROS LIMITED, a corporation incorporated under the laws of Ontario and registered to carry on business in the Province of Saskatchewan;

                  (hereinafter collectively called the "Sellers")

                                               being the Party OF THE FIRST PART

                                    - and -

                  DCS CORPORATION AG, a company whose head office is situate at Luzern, Switzerland;

                  (hereinafter called "DCS")

                                              being the Party OF THE SECOND PART

         WITNESSETH:

         WHEREAS the Sellers are producing rough diamonds from their mine(s) situate at o in Saskatchewan in Canada (the "Mine(s)");

         AND WHEREAS the Sellers have agreed to sell the whole of their rough diamond production exclusively to DCS and DCS has agreed to purchase such production on the terms and conditions hereinafter set forth;

         IN CONSIDERATION of the terms and the mutual covenants and agreements herein contained, the parties hereto hereby covenant and agree as follows:

Section 1.        Definitions

Section 1.01 In this Agreement, including the recitals hereto, the following words and phrases shall have the meanings assigned pursuant to this Section 1.01, namely:
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         (a)      "Business Day" means any day which is not a Sunday or a day observed as a holiday under the laws of the Province of Saskatchewan or the Federal laws of Canada;

         (b)      "CSO" means the Central Selling Organization;

         (c) "CSO Sales" in any calendar year means the audited total value in United States dollars of all qualities of rough diamonds sold by the CSO, in such calendar year, as published in the financial press;

         (d) "CSO Standard Selling Assortment" means the range of categories of rough diamonds (other than Special Stones) each one representing a different combination of, mass, shape, colour and quality, in which the CSO sells such diamonds to the market;

         (e) "Mine(s)" has the meaning ascribed to the term in the first recital to this Agreement;

         (f) "Quota Percentage" means the percentage that the aggregate Standard Selling Value of rough diamonds capable of being produced in any one calendar year from the Sellers' Mine(s) is of the aggregate Standard Selling Value of all rough diamonds,

                  (i)  contracted for purchase by the CSO from all sources, and

                  (ii) actually purchased by the CSO in the open market or
                       otherwise,

                  in such calendar year.

         (g)      "SDV" has the meaning ascribed to the term in Section 3.01;

         (h) "Sellers' Sample Parcel" has the meaning ascribed to the term in Section 4.01;

         (i) "Special Stones" means gem diamonds each of which weighs more than the upper limit contained in the CSO Standard Selling Assortment from time to time which upper limit is currently
                  10.8 carats;

         (j) "Standard Selling Value" for a category of rough diamonds produced by the Sellers from the Mine(s) means the se1ling price attaching from time to time to the equivalent category of rough diamonds in the CSO Standard Selling Assortment;

         (k) "Valuation Certificate" has the meaning ascribed to the term in Section 5.03.
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Section 1.02      Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Section 1.03      Expanded Meanings

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the singular shall include the plural, the plural shall include the singular and the masculine shall include the feminine.

Section 2.        Purchases and Sales Commitments.

Section 2.01 Subject to Section 2.02, the Sellers shall sell to DCS and DCS shall purchase from the Sellers with effect from o, all rough diamonds produced by the Sellers from the Mine(s).

Section 2.02 DCS shall have the right at any time and from time to time, in its sole discretion, upon prior notice to and discussion with the Sellers, to limit its obligation under
                  Section 2.01 to purchase rough diamonds in any calendar year to an amount of rough diamonds so produced by the Sellers in such calendar year that has a Standard Selling Value equal to the Quota Percentage of CSO Sales for such calendar year.

Section 3.        Sellers Diamond Valuator

Section 3.01 The Sellers shall, after consultation with DCS to insure that there is no conflict of interest, appoint a diamond expert of established reputation, with a working knowledge of the CSO Standard Selling Assortment, capable of performing the functions outlined in this Agreement, who shall be known as the Sellers diamond valuator ("SDV"). The SDV shall, among other things, examine the assortment and valuation of each shipment of diamonds produced by the Sellers from their Mine(s) and sold to DCS. The relationship between the Sellers and the SDV will be governed by any agreement between them.

Section 4.        Sample Parcel

Section 4.01      Subject to the SDV's scrutiny and approval, a
                  representative sample parcel ("the Sellers' Sample Parcel") of the Sellers' production of rough diamonds from its Mine(s), comprising all gem diamonds, other than Special Stones, and all industrial diamonds, will be made up by DCS from its first purchase of diamonds from the Sellers, and sorted into the same categories as those used in the CSO Standard Selling Assortment. The Sellers' Sample Parcel shall be used as the reference for the sorting of all future production from the Sellers' Mine(s) for the purpose of sale to DCS.
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Section 4.02      The contents and assortment of the Sellers' Sample
                  Parcel will be updated whenever necessary so as to represent accurately the production from the Sellers' Mine(s) and their assortment in accordance with the CSO Standard Selling Assortment and will be available to the DCS valuers and the SDV jointly for verification and comparison with the CSO Standard Selling Assortment.

Section 5.        Pricing and Sorting

Section 5.01 The price payable by DCS for each category of the Sellers' Sample Parcel will be 90 per cent of the Standard Selling Value for such category.

Section 5.02 DCS will arrange for the sorting of each month's production of rough diamonds from the Sellers' Mine(s) on to the Sellers' Sample Parcel and shall determine their Standard Selling Value. Before such determination is binding on the Sellers, it shall be agreed to by both DCS and the SDV. The reasonable costs of sorting the rough diamonds produced by the Sellers shall be borne by the Sellers.

Section 5.03 When the Standard Selling Value of a month's production of the Sellers' rough diamonds has been agreed between DCS and the SDV, the details of the shipment will be recorded on a certificate (the "Valuation Certificate") which will be signed by DCS and the SDV.

Section 5.04 Upon notice from the Sellers, DCS agrees that the Sellers may themselves assume and discharge the responsibility for sorting the Sellers' production of rough diamonds from the Sellers' Mine(s) on to the Sellers' Sample Parcel for the purpose of determining their SSV in the place and stead of DCS. No such determination shall be binding on DCS until it has been agreed to by DCS.

Section 6.        Price Increase

Section 6.01 Whenever the CSO announces a price increase to the market, not only will the prices attaching the Sellers' Sample Parcel be appropriately adjusted, but DCS will also revalue any shipment purchased from the Sellers during the forty (40) days before the price announcement and pay the Sellers the additional amount.

Section 7.        Special Stones

Section 7.01 The price attaching to Special Stones will be 90 per cent of the value negotiated and agreed between the SDV and DCS with reference to the prevailing market for diamonds.

Section 8.        Delivery and Export

Section 8.01      The Sellers shall, subject to Section 2.02, export to
                  DCS each five (5) weeks the entire production of rough diamonds from its Mine(s) for such period, free of all taxes and duties whatsoever. Any taxes or duties applicable to the export by the Sellers or to the subsequent sale to DCS of such diamonds, shall be solely for the account of the Sellers.
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Section 9.        Payment

Section 9.01 Purchases by DCS of rough diamonds hereunder shall be made at regular intervals of approximately five (5) weeks each and shall, as far as reasonably possible, comprise all rough diamonds sorted and valued since the preceding purchase.

Section 9.02      All purchases shall be effected outside Canada.

Section 9.03 The Sellers jointly shall from time to time give notice to DCS of each Sellers percentage undivided interest in the rough diamonds being sold to DCS. DCS shall pay to each Seller that portion of the total purchase price for any shipment of rough diamonds equal to such Seller's undivided interest in such diamonds as stated in the latest notice to DCS.

Section 9.04 Payment to each Seller for each shipment in the amount specified in the Valuation Certificate will be made in United States dollars to the account designated by such Seller within three (3) Business Days of the signing of the Valuation Certificate.

Section 9.05 Risk and title in each shipment of rough diamonds shall pass from the Sellers to DCS upon payment for the shipment, in the amount specified in the Valuation Certificate, in accordance with section 9.04.

Section 10.       Insurance

Section 10.01 Subject to satisfactory security arrangements being implemented by the Sellers, DCS shall arrange for all diamonds referred to in this Agreement to be insured, from their date of recovery, at their Standard Selling Value for diamonds other than Special Stones and at the market value for Special Stones so as to provide comprehensive insurance coverage against all risks of the Sellers and of DCS. The insurance premiums shall be borne as to 90 per cent by the Sellers and as to 10 per cent by DCS.

Section 11.       Changed Circumstances

Section 11.01 If during the currency of this Agreement any circumstances shall arise which produce fundamental alterations in the rights and liabilities of the parties or in any other way fundamentally affect the Agreement, the parties shall meet together in good faith with a view to amending this Agreement in order to meet such altered circumstances.

Section 12.       Confidentiality

Section 12.01     Except as the parties may otherwise agree, this
                  Agreement shall be regarded as classified matter of restricted circulation and the Parties shall use their best endeavours to preserve its confidentiality.
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Section 13.       Duration

Section 13.01     This Agreement shall take effect on  o  and, subject to
                  Section 13,02, shall remain in full force for an initial period of five (5) years, and will be automatically renewed thereafter for further periods of five (5) years each unless either Party gives notice to the other, not later than six
                  (6) months before the end of any five (5) year period, of its intention to terminate the Agreement.

Section 13.02 The Sellers shall be entitled upon at least six months prior notice to DCS to terminate this Agreement at any time in the event that Monopros holds less than a 10% Participating Interest in the Fort a la Corne Joint Venture to which the Sellers are presently parties. DCS acknowledges that any such decision by the Sellers to terminate this Agreement will require only the majority vote of the Sellers in accordance with the agreement between them governing the Fort a la Corne Joint Venture.

Section 14.       Notice

Section 14.01 Any notice or other communication required or permitted to be given hereunder or for the purposes hereof (hereinafter in this section 14.01 called a "notice") to any Party shall be in writing and shall be sufficiently given if delivered personally to such Party, or if sent by prepaid registered mail or if transmitted by telecopy or other form of recorded communication to such Party:

                  (a)      in the case of a notice to Cameco Corporation at

                           2121 - 11th Street West
                           Saskatoon, Saskatchewan S7M IJ3

                           Fax #            (306) 956-6312
                           Attention:       Vice-President Exploration

                  (b) in the case of a notice to Uranerz Exploration and Mining Limited at:

                           1300 - 410 22nd Street East
                           Saskatoon, Saskatchewan S7K 4K3

                           Fax #            (306) 652-3731
                           Attention:       Executive Vice-President Marketing

                  (c)      in the case of a notice to Monopros Limited at

                           Suite 1510, WaterPark Place
                           10 Bay Street
                           Toronto, Ontario M5J 2R8

                           Fax #            (416) 363-1278
                           Attention:       Senior Vice-President
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                  (d)      in the case of a notice to DCS at:

                           o
                           o

                           Fax #:           o
                           Attention:       o

                  or at such other address as the Party to whom such notice is to be given shall have last notified the Party giving the same in the manner provided in this Section 14.01. Any notice delivered to the Party to whom it is addressed as hereinbefore provided shall be deemed to have been given and received on the day it is so delivered at such address, provided that if such day is not a Business Day, then the notice shall be deemed to have been given and received on the Business Day next following such day. Any notice mailed as aforesaid shall be deemed to have been given and received on the second Business Day next following the date of its mailing provided no postal strike is then in effect or comes into effect within two Business Days after such mailing. Any notice transmitted by telecopy or other form of recorded communication shall be deemed given and received on the day of its transmission if such day is a Business Day and if not on the next following Business Day.

Section 15.       Applicable Law

Section 15.01 This Agreement shall be governed by and construed in accordance with the laws of Saskatchewan and shall be treated, in all respects, as a Saskatchewan contract. Each Party hereto irrevocably attorns to and submits to the non-exclusive jurisdiction of the Courts of Saskatchewan with respect to any matter arising hereunder or related hereto. The Parties hereto shall, in carrying out their respective obligations hereunder, comply with all duly and validly created laws of Saskatchewan and Canada.
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IN WITNESS WHEREOF this Agreement has been entered into the day and year first above written.

                                   CAMECO CORPORATION


                                   Per:
                                            -----------------------------------


                                   URANERZ EXPLORATION AND MINING LIMITED


                                   Per:
                                            -----------------------------------


                                   MONOPROS LIMITED


                                   Per:
                                            -----------------------------------


                                   DGS CORPORATION AG


                                   Per:
                                            -----------------------------------

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SHORE GOLD INC.
                                         -------------------------------------
                                                       (Registrant)

Date:  November 7, 2005                  By:  /s/ HARVEY J. BAY
       ----------------------                ---------------------------------
                                             Name:  Harvey J. Bay
                                             Title: Chief Financial Officer